Filed pursuant to 424(b)(4)

Registration No. 333-203681

PROSPECTUS

PACIFIC DATAVISION, INC.

1,500,000

Shares of Common Stock

We are offering 1,500,000 shares of our common stock. Our common stock is traded on the Nasdaq Capital Market under the symbol “PDVW.” On May 12, 2015, the last reported sale price of our common stock was $41.45 per share.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under the federal securities laws and are eligible for reduced reporting requirements. See “Summary – We are an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12 of this prospectus and any free writing prospectus that we have authorized for use in connection with this offering.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$40.00	$60,000,000
Underwriting Discounts and Commissions(1)	$2.20	$3,300,000
Proceeds to us (Before Expenses)	$37.80	$56,700,000

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for details.

We have granted the underwriters the right to purchase up to 225,000 additional shares of our common stock to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about May 18, 2015 through the book-entry facilities of The Depository Trust Company.

Sole Book-Running Manager

FBR

Co-Managers

William Blair	Canaccord Genuity

The date of this prospectus is May 12, 2015

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in any free writing prospectus filed with the SEC. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date. Other than as required under the federal securities laws, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.

The distribution of this prospectus and the offering of our securities in certain jurisdictions may be restricted by law. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so to any person to whom it is unlawful to make such offer or solicitation. See the “Underwriting” section of this prospectus beginning on page 94.

CERTAIN IMPORTANT INFORMATION

Frequently Used Terms

In this prospectus, unless the context suggests otherwise:

•	references to “Pacific DataVision,” “the Company,” “we,” “us” or “our” refer to Pacific DataVision, Inc., and our subsidiary PDV Spectrum Holding Company, LLC.

The following terms used in this prospectus have the meanings set forth below:

•	“900 MHz band” means those electromagnetic radio spectrum pairs located between 896-901 MHz (uplink frequencies) and 935-940 MHz (down link frequencies) that are licensed for use in the United States by the FCC.

•	“B/ILT” means Business/Industrial/Land Transportation.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“FCC” means the Federal Communications Commission.

•	“FCC Licenses” means the licenses to spectrum in the 900 MHz band we acquired from Sprint pursuant to the Sprint APA.

•	“Fiscal 2013” means the year ended March 31, 2013.

•	“Fiscal 2014” means the year ended March 31, 2014.

•	“Fiscal 2015” means the year ended March 31, 2015.

•	“Fiscal 2016” means the year ending March 31, 2016.

•	“iDEN” means Integrated Digital Enhanced Network.

•	“June 2014 private placement” refers to our June 10, 2014 issuance and private sale of 10,925,000 shares of our common stock pursuant to Rule 144A, Regulation S and Section 4(a)(2) under the Securities Act.

•	“Motorola” means Motorola Solutions, Inc. and its subsidiaries.

•	“Motorola Digital Technology” means a proprietary Motorola digital radio product which may be Motorola’s MotoTRBO Technology or another digital technology selected by the Company.

•	“Nextel” means Nextel Communications, Inc.

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•	“PTT” means push-to-talk.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“SMR” means Specialized Mobile Radio.

•	“Spectrum Assets” refers to the FCC Licenses and operating equipment we acquired from Sprint pursuant to the Sprint APA.

•	“Spectrum Closing” refers to September 15, 2014, the date we acquired the Spectrum Assets from Sprint.

•	“Sprint” means Sprint Corporation or its subsidiaries.

•	“Sprint APA” refers to the Asset Purchase Agreement, dated May 13, 2014, as amended on May 28, 2014, between the Company and Sprint.

•	“PDV Investor Trust” refers to the PDV Investor Trust, the Delaware statutory trust formed in order to hold the proceeds of the June 2014 private placement pending the Spectrum Closing.

Market and Industry Data

Market data presented in this prospectus was developed based on our research of information and publications available to us as well as our good faith estimates. We believe the information we considered in our research to be reliable. However, we have not independently verified all of the third party data we considered as part of our research. Forecasts and other forward-looking information we developed from these sources are subject to the same qualifications and uncertainties that apply to the other forward-looking statements that are described in this prospectus. In addition, while we are not aware of any misstatements regarding the market or industry data presented herein, such statements involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” beginning on page 12 of this prospectus.

Trademarks

We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks and trade names that we own or have rights to use that appear in this prospectus include: Pacific DataVision™, PDV™, pdvConnect®, pdvWireless™ and DispatchPlus™, which may be registered or trademarked in the United States. Each trademark or trade name of any other company appearing in this prospectus is, to our knowledge, owned by such other company. Solely for convenience, our trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 12 of this prospectus and the financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Overview

We are the only nationwide licensee of spectrum focused on implementing a nationwide dispatch network dedicated solely to businesses. We intend to deploy our network in 20 major metropolitan areas in the United States and to focus on serving dispatch-centric small and medium-sized businesses with fewer than 1,000 employees. We conduct business under the name pdvWireless.

Our Market Opportunity

The demand for wireless telecommunications has grown rapidly over the last twenty years, driven by the increased availability of services, technological advancements, regulatory changes, increased competition and lower prices. Within the wireless telecommunications industry, we believe there is a subset of users who demand a tailored solution suited to the dispatch-centric nature of their businesses. These dispatch-centric users typically have extended mobile asset and human resource profiles and have business operations that require simple, instant and reliable communications among their employees and business partners. These businesses operate within industry verticals such as construction, distribution, transportation, field services, waste management and hospitality. Given the nature of their operations, we believe certain users prefer instant PTT communication capabilities, which allow them to communicate with one touch of a “button” to another user (one-to-one) or many users (one-to-many) within their organizations. In dispatch applications, PTT provides several advantages to its users over telephony and data-based services, including: an easy-to-operate one-touch button, efficiency of communications and rugged equipment optimal for field use. Overall, PTT provides these users with functionality that increases speed, simplicity and reliability of communications.

In connection with our June 2014 private placement, we estimated the potential size of our addressable market by analyzing the 20 largest metropolitan statistical areas (“MSAs”) in the United States. Based on our analysis, we estimate that there are approximately 6.8 million users that are employed by our target customers within these 20 largest MSAs, which are small and medium-sized businesses of 1,000 or fewer employees in the construction, distribution, transportation, field services, waste management, and hospitality verticals. This translates to an addressable market size of approximately $2 billion to $5 billion in these 20 largest MSAs assuming that each such user is paying between $25 to $60 per month for their wireless services today.

We intend to establish our dispatch network in 20 major metropolitan areas throughout the United States. We expect that the 20 major metropolitan areas we select will include most, but not all, of the 20 largest MSAs. We plan to select our markets as well as the order of our network rollout based on a number of factors, including: the overall population size of the market, the number of dispatch-centric businesses in the market, the cost and effort required to establish our network in the market, the existing competition in the market and the strength of our distribution partners in the market. We anticipate our first markets will be located in the South and Northeast regions, with additional markets to be located in the Midwest, Southwest and West Coast regions. We intend to have sites in service in our first four markets by June 2015. We have commenced the site development process for these markets, including leasing cell tower sites and engaging in the engineering work required to bring sites into service. We have also commenced the process of retaining wireless dealers to act as our sales representatives for our network services in these markets. In March 2015, we commenced beta testing of our network in our first market.

Our Spectrum Assets

On September 15, 2014, we acquired the Spectrum Assets from Sprint, which included: (i) FCC licenses sufficient to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. Sprint divested the Spectrum Assets (which accounts for, on average, approximately 60% of the private radio band at 900 MHz in the top 20 metropolitan markets in the United States) primarily because the channel assignments are non-contiguous and not currently useable for the broadband technology Sprint is deploying. We purchased the Spectrum Assets for $100 million, with $90 million paid in cash from the proceeds of the June 2014 private placement and $10 million paid in shares of our common stock. We estimate that we acquired the Spectrum Assets for approximately $0.06 per MHz of the U.S. population in our licensed market area (“MHz/POP”). As of March 31, 2015, Sprint held approximately 4.00% of our issued and outstanding shares of common stock.

The FCC has allocated the 900 MHz band into 40, 10-channel blocks of contiguous channels alternating between blocks for operation of SMR commercial systems and for operation of systems and blocks designated for B/ILT users, with FCC rules also enabling B/ILT blocks to be converted to SMR use. Subsequently, the FCC conducted overlay auctions on the SMR designated blocks that awarded geographic based licenses on a Major Trading Area (“MTA”) basis while affording operational protection to incumbent, site-based licensees in those areas. We are now the largest licensee in the 900 MHz band, holding, on average, approximately 60% of the total number of SMR and B/ILT licensed frequencies in the 900 MHz band in the top 20 metropolitan markets in the United States. We hold almost every SMR MTA geographic license in all but a few markets in the United States, which provides us with a nationwide footprint in the contiguous United States plus Hawaii, Alaska and Puerto Rico as well as licenses for B/ILT and converted B/ILT licenses in most major markets for an average of 240, 900 MHz channels in the top 20 metropolitan markets in the United States. We are not aware of any material interoperability issues with the 900 MHz spectrum licenses we acquired from Sprint.

Our Spectrum Opportunity

The current non-contiguous spectrum we acquired from Sprint is available for immediate use by proven narrowband technologies and we believe is more than sufficient to support our current business plan. Nevertheless, we believe that customer demand for high speed data and video services, even in the case of PTT users, should provide an impetus for the FCC to consider and potentially approve a change of a portion of the 900 MHz spectrum from narrowband to broadband. We believe there is a directly relevant precedent for this change within the 800 MHz band. In the 1990’s, licensees of the 800 MHz spectrum, including Nextel, approached the FCC with a request to revise its rules to permit a rebanding, or reconfiguration, of portions of the spectrum to create a broadband opportunity. The 800 MHz spectrum, on which Sprint is currently deploying portions of its network, is now, as a result of a series of FCC proceedings, a contiguous block of 14 MHz, or 7 MHz by 7 MHz (7x7 MHz).

In November 2014, we and the Enterprise Wireless Alliance submitted a Joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. See “Business – Our Spectrum Opportunity” for a discussion of the status of this matter at the FCC.

Corporate Highlights in Fiscal 2015

During our fiscal year ended March 31, 2015 and through the date of this prospectus, we have achieved a number of corporate milestones and successes:

•	In June 2014, we completed a private placement financing in which we raised net proceeds of approximately $202.0 million.

•	In September 2014, we secured the necessary FCC approvals and completed our acquisition of the Spectrum Assets from Sprint Corporation for $100 million, including $90 million in cash and $10 million in shares of our common stock.

•	In September 2014, we entered into an agreement with Motorola Solutions, Inc. in which Motorola agreed to lease a portion of the spectrum we acquired from Sprint in exchange for an upfront, fully-paid leasing fee of $7.5 million and a $10 million investment in us.

•	We assembled a management team of telecommunications industry veterans focused on building the nation’s most business-centric, value-oriented wireless communications solutions provider and continue to grow our personnel. In October 2014, our President and Chief Executive Officer, John Pescatore, became a member of the board of directors of the Enterprise Wireless Alliance and we attended its leadership summit as the first step in raising our profile in the wireless industry.

•	In October 2014, we began the process of building out our dispatch network.

•	In November 2014, we and the Enterprise Wireless Alliance filed a Joint Petition for Rulemaking with the FCC proposing a realignment of a portion of the 900MHz spectrum from narrowband to broadband.

•	On March 23, 2015, we participated in an ex-parte meeting with the FCC to discuss our responses to the questions raised by the FCC and by third parties through the public comment process.

•	In February 2015, we became a public reporting company and listed common stock for trading on the Nasdaq Capital Market under the symbol “PDVW.”

•	In March 2015, we commenced beta testing of our dispatch network in our first market. We plan to deploy our network in 20 major metropolitan markets over the next two years.

•	In May 2015, we and the Enterprise Wireless Alliance filed proposed rules with the FCC related to our Joint Petition for Rulemaking, which outline recommended procedural and technical operating parameters, including field strength limits, and processes related to the administration and sequence of the proposed realignment of the 900 MHz band.

Our Dispatch Product Offerings

For our targeted set of dispatch-centric small and medium-sized business customers, we intend to offer our DispatchPlus communication service that will allow users to instantly set up PTT communications – either privately (one-to-one) or within a group (one-to-many) – within a regional service area. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we or our sales representatives offer to customers.

We also intend to include our proprietary, cloud-based pdvConnect mobile resource management solution as part of our DispatchPlus communication service. We designed pdvConnect to help companies increase their productivity through the delivery of real-time information from mobile workers to dispatch operators. The solution will enable quick response among workers in the field and streamlined dispatch operations through faster exchanges of information by prioritizing messages from the field, which can reduce or eliminate wasteful “on hold time,” and will aid in documenting incidents or work activities and collecting operational data to improve customer satisfaction. As a cloud-based solution, pdvConnect will allow users to deliver voice messages to any computer (via the internet) or to any phone on any network, thereby greatly enhancing the PTT communication capabilities of field personnel and allowing them to communicate not only with personnel within their organizations, but also with suppliers, vendors and customers.

Our pdvConnect mobile resource management solution will come bundled with the PTT handsets and devices offered to our customers. Therefore, each handset and device will be “ready out of the box” and will not require additional downloading of software. We also intend to offer customers our DispatchPlus solution at a monthly price that is significantly lower than the price they would pay for comparable services and functionality from the large carrier networks (Tier 1). Based on our market research, the Tier 1 carriers currently charge their customers monthly fees of $50 or more per subscriber for a comparable set of service and applications (i.e., unlimited PTT, mobile resource management solutions and SMS messages).

We intend to primarily offer our DispatchPlus solution to customers indirectly by entering into sales representative agreements with existing wireless dealers. We intend to leverage Motorola’s nationwide dealer network, which we believe consists of over 750 dealers nationwide in more than 1,500 locations, to select our sales representatives. We believe this will enable us to reduce the upfront cost of establishing a nationwide sales and distribution network and will allow us to more quickly achieve sales productivity.

Currently, our target customers use PTT products on Tier 1 carriers via cellular systems or on local SMR networks. However, we believe our proprietary solution should provide significant advantages against each.

DispatchPlus versus Tier 1 Carrier Dispatch. For customers who require reliable dispatch radio service, we believe our solution will be superior to current services provided by the Tier 1 carriers due to several key factors, including:

•	Lower monthly price – We will offer our solutions at a monthly price that is significantly lower than the monthly service fees currently charged by Tier 1 carriers for comparable features and applications.

•	Simplicity – Our handsets will allow for one-button dispatch calls (one-to-one and one-to-many) and are purpose-built for and dedicated to dispatch and field use.

•	Functionality – Our network and customer handsets and devices will be dedicated to dispatch (not super-imposed on a network designed for telephony and data), allowing for decreased latency and improved functionality and overall ease of use.

•	Support – We intend to provide an enterprise-grade, dedicated customer support team with specific expertise in dispatch communications and mobile resource management solutions.

DispatchPlus versus Traditional Local SMR Dispatch. We believe our solution will be superior to current products offered by local SMR providers due to several key factors, including:

•	Coverage – We have the opportunity to offer our customers a consistent service across a greater coverage area given our national spectrum position.

•	Simplicity – Our unique, patented resource management tool will be included in our solution for one low price. On local SMR networks, some of the functionality, but not all, can be obtained through separate purchases from multiple third-party vendors.

•	Functionality – We believe the workforce enhancement features included in our pdvConnect mobile resource management solution, some of which are not offered on local SMR networks, will allow our customers to recognize superior value and return on investment.

•	Capacity – While many local SMR operators have constrained spectrum, the spectrum we acquired from Sprint will generally support significantly more customers per target market (See “Business – Our Market Opportunity”).

Our Current Operations. We currently offer our proprietary, cloud-based pdvConnect mobile resource management solution to dispatch-centric business customers who utilize Tier 1 cellular networks. We market pdvConnect through our direct sales force and indirectly through two Tier 1 carriers in the United States. We previously marketed through an international Tier 1 carrier in Mexico. Our agreement with such international carrier will end during the first quarter of Fiscal 2016. We have entered into standard reseller, co-marketing and license agreements with these third-party carriers in the ordinary course of business. Our Tier 1 carrier partners market pdvConnect as an available application to complement their wireless service offerings. Generally, pdvConnect has been offered at a monthly unit price of up to $19.99. For the year ended March 31, 2014, approximately 94% and 6% of our revenues were from domestic and international sales of pdvConnect, respectively. For the nine months ended December 31, 2014 and 2013, approximately 97% and 3% and 94% and 6% of our revenues were from domestic and international operations, respectively. Revenues from these three carriers accounted for 47%, 31% and 6% of our revenues for Fiscal 2014, respectively. For the nine months ended December 31, 2014 and December 31, 2013, these three carriers accounted for 53%, 28%, and 3% and 50%, 26% and 6%, respectively, of our revenues. Nevertheless, based on the net proceeds we received in the June 2014 private placement and our current business strategy, we do not believe that the loss of any one of these third-party carriers would have material adverse effect on our business taken as a whole. Since inception, we have invested over $10 million into developing this proprietary technology.

Management Team Expertise. Our senior management team includes Brian McAuley and Morgan O’Brien, who were the co-founders of Nextel. In addition to Messrs. McAuley and O’Brien, our senior management team also includes several executives, including John Pescatore, our President and Chief Executive Officer, Timothy Gray, our Chief Financial Officer, and Leon Frazier, our Chief Sales and Marketing Officer, each of whom were involved in the growth of Nextel’s dispatch business. Their Nextel business plan first offered business users a dedicated dispatch radio network and then consolidated the fragmented 800 MHz SMR industry and eventually launched a nationwide dispatch radio network. They teamed with Motorola to develop the iDEN technology on which the Nextel dispatch radio network was deployed, and Motorola eventually became a major investor in Nextel when it sold Nextel its 800 MHz operations. After growing the subscriber base to approximately 23 million users, Nextel merged with Sprint at a stand-alone value of $36 billion in 2005. Since our acquisition of the Spectrum Assets in September 2014, we continued to assemble a management team of experienced and successful sales, operating, and technology personnel many of whom our senior management team previously worked with at Nextel or at other companies throughout the wireless industry.

Our Competitive Strengths

We believe the following strengths can provide us with a significant competitive advantage in implementing our business strategy:

Executive Team Track Record. Our senior executive team has a long, proven track record, with over 80 years of combined experience in the wireless telecommunications and dispatch radio industry. They are considered to be leaders in the industry and led the creation of the first all-digital nationwide wireless network that brought PTT to the mass business and consumer markets. Brian McAuley and Morgan O’Brien, our Chairman and Vice Chairman, respectively, were the co-founders of Nextel. While Mr. O’Brien remained on the board at Nextel, Mr. McAuley, after serving as Nextel’s President and Chief Executive Officer for seven years, went on to found NeoWorld Communications in 1999. NeoWorld was subsequently purchased by Nextel in 2003. In addition, several members of our current management team held leadership roles at Nextel, including our President and Chief Executive Officer, John Pescatore, who also served at NeoWorld, Leon Frazier, our Chief Sales and Marketing Officer, and Timothy Gray, our Chief Financial Officer. We believe the combined strength of our executive team provides us with a significant competitive advantage.

Dedicated Network. We believe our ability to provide a dedicated network to our targeted dispatch-centric customers in select markets throughout the United States will be a significant competitive advantage. Although the largest carriers offer a PTT service, these PTT solutions are super-imposed on a network designed primarily for telephony and data-based services. As a result, many short-comings exist. Some of these shortcomings can include latency, or delay, issues, as well as reduced quality, functionality and overall ease of use. We believe our network solution, which will be dedicated to dispatch, can restore the speed, simplicity and reliability demanded by our targeted dispatch-centric customers and can enhance their communications within their organizations and with their suppliers, vendors and customers.

Bundled Mobile Resource Management Solution. Our DispatchPlus service will bundle our pdvConnect mobile resource management solution with a dedicated network and customer handsets and devices designed for dispatch and PTT communications, all at a monthly price that is significantly lower than the price customers would pay for comparable services and functionality from the Tier 1 carriers. While SMR dispatch providers may offer their solutions at competitive prices, we believe our DispatchPlus service should provide two significant advantages: (i) our service should provide greater coverage given our nationwide spectrum position and (ii) our service will include our proprietary pdvConnect solution, which on local SMR networks, can only be obtained piecemeal through separate purchases from third-party vendors.

Attractive Pricing Model. We believe our total solution should provide significant value for our dispatch-focused customers and arguably greater value than our competitors’ comparable offerings. We intend to offer our solution at a monthly price that is significantly lower than the monthly fees currently charged by Tier 1 carriers for comparable offerings. In addition, given the amount of “prime” (below 1 GHz) spectrum we acquired, and particularly the price at which we acquired it, we believe our cost for spectrum is considerably less than recent industry transactions, which should provide us with the opportunity to provide significant value to our customers. We believe the value that we can offer to our customers will drive our ability to attain market share and increase our market penetration.

Robust Financial Model. We believe several advantages in our business model will drive attractive financial returns. We plan to deploy a network using high-site, high-power architecture which on average will initially require 10 to 12 sites per market, as compared to hundreds of sites required by the low-site, low-power architectures that many of our competitors utilize. We believe this will drive significantly lower operating expense and capital expense obligations versus Tier 1 carriers. In addition, because our solution is integrated with a customer’s business processes and the customer makes an investment in the equipment when they select our solution, we believe that the churn rate of our target customers will be lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Strategic Relationships. We have long-standing relationships with customers, vendors and wireless industry leaders. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer customers. In addition, we intend to leverage Motorola’s nationwide dealer network, which we believe consists of over 750 dealers nationwide in more than 1,500 locations, to sell our service. We believe this will enable us to reduce the upfront cost of establishing a nationwide sales and distribution network and will allow us to more quickly achieve sales productivity. Also, we believe our long-standing relationships with our customers and wireless industry leaders will help us develop our dispatch network. In addition, in connection with the acquisition of the Spectrum Assets, our subsidiary, PDV Spectrum Holding Company, LLC, entered into an agreement with Motorola in which it agreed to lease a portion of our FCC Licenses in exchange for an upfront, fully-paid lease fee of $7.5 million and a $10 million investment in the Class B Units of PDV Spectrum Holding Company, LLC. Motorola has the right at any time to convert its Class B Units on a one-for-one basis into 500,000 shares of our common stock, representing a conversion price of $20.00 per share. We have the right to force Motorola’s conversion into shares of the Company’s common stock on the occurrence of certain corporate events or at our election after September 15, 2016. Motorola is not entitled to any profits or other distributions from the operations of PDV Spectrum Holding Company, LLC.

Under the terms of our lease agreement with Motorola, Motorola can use the leased channels to provide narrowband services to certain qualified end-users. The end-users can only use the leased channels for their own internal communication purposes. The end-users cannot sublease the channels to any other end-users or to any commercial radio system operations or carriers.

The lease agreement specifically states that the channels leased to Motorola will not be used in a manner that would be competitive with our services and limits the total number of channels that Motorola can lease. The lease agreement provides us with flexibility regarding the future use and management of our spectrum, including setting forth relocation and repurposing policies for the leased channels.

Motorola cannot enter contracts with end-users after December 31, 2020 without our consent and the payment of an additional fee. The initial lease period for any end-user cannot last more than seven years, and the lease can be renewed for up to three years, for an aggregate lease period of up to 10 years. In addition, we agreed to purchase equipment manufactured by Motorola for our network, provided that Motorola makes reasonable efforts to ensure the equipment meets our required sourcing criteria.

Our Business Strategy

We intend to seek to generate revenue growth through the following strategies:

Establish a Nationwide Presence. We are a licensee of nationwide spectrum in the 900 MHz band. We intend to establish a nationwide presence by first entering 20 major metropolitan areas in the United States. Within these markets, we intend to provide a dedicated network to our targeted dispatch-centric customers, which we believe will reduce many of the functionality issues these customers currently experience on the Tier 1 carrier networks and will allow for full operability, even during high usage events. As the only nationwide licensee focused on the dispatch network, we will have the opportunity to offer strong dispatch-only coverage in the United States, which will allow us to serve businesses with a presence in more than one local market. In addition, we believe this national presence should provide us both scale and leverage that existing local SMR competitors may have difficulty achieving. We intend, based on current assessments, to have sites in service in our first four markets by June 2015. We believe, based on our current assessments, that the expenses to establish our dedicated network in these 20 metropolitan areas will range from $30 million to $50 million.

Provide a Differentiated Service. Following Sprint’s decision to de-commission its iDEN network in June 2013, we believe a compelling opportunity to provide a differentiated PTT service has emerged. We intend to provide our differentiated DispatchPlus solution using state-of-the-art technology on dedicated networks in 20 major metropolitan areas throughout the United States. DispatchPlus, comprised of PTT communications and our proprietary pdvConnect solution, will provide our customers with instant PTT communications abilities combined with a holistic workforce management solution, pdvConnect, that allows our customers to achieve greater workplace efficiency and return on investment. We believe DispatchPlus should provide our target customer group with the speed, simplicity, reliability and efficiency they demand.

Acquire and Retain the Most Valuable Customers. We intend to focus on acquiring and retaining the most valuable customers spanning industry verticals that have historically been dispatch-centric. These verticals include construction, distribution, transportation, field services, waste management, and hospitality. Given the potential advantages of our service over current PTT and dispatch solutions, we believe that we have the opportunity to gain market share as our customers choose our solution for a variety of factors, including price, quality of service, functionality, reliability and ease of use. In addition, because our solution is integrated with a customer’s business processes and the customer makes an investment in equipment when they select our solution, we believe that the churn rate of our target customers will be significantly lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Leverage our Established Industry Relationships. Due to our executive team’s long, proven track record, we have significant market expertise and established industry relationships. We have significant relationships with wireless industry leaders and PTT operators. We intend to leverage these relationships in order to provide us with both a strategic and operational advantage. In addition, we intend to leverage our existing relationships to hire and retain experienced and successful sales, operating, and technology personnel. We have entered into a reseller agreement with Motorola, who has agreed to provide us with its Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer to our customers. We also intend to utilize Motorola’s existing dealer network to sell our service. We believe this approach will “jump start” our sales and distribution network, thus reducing the typical distribution start-up costs and providing more immediate sales productivity.

Strategically Expand and Enhance Geographic Market Presence. Once we have successfully entered our initial 20 target markets, we intend to seek to further expand and enhance our geographic market presence into other attractive market areas, including smaller, medium-sized markets through a variety of means, including deploying our own systems, leasing, or franchising operations throughout the United States.

Increase the Value of Our Spectrum. We hold, on average, approximately 60% of the private radio band at 900 MHz in the top 20 metropolitan markets in the United States. While we intend to provide our DispatchPlus product on narrowband technologies over the shorter term, we anticipate demands for high speed data and video services, even in the case of PTT users, should provide an impetus for change over the longer term. We believe our past successes, combined with our anticipated market position as a leading private dispatch carrier, provides us with the opportunity to request that the FCC repurpose a portion of our spectrum. We believe this strategy can significantly increase the value of our spectrum, possibly leading to 3x3 MHz broadband opportunities. In furtherance of this strategy, we and the Enterprise Wireless Alliance submitted a Joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. See “Business – Our Spectrum Opportunity” for a discussion of the status of this matter at the FCC. Although we believe our Joint Petition for Rulemaking is proceeding through the FCC process as we anticipated, we expect FCC consideration of our request to repurpose a portion of the 900 MHz spectrum from narrowband to broadband will take a significant amount of time, and there is no assurance that the FCC will approve our request. Furthermore, any FCC approval or repurposing may be subject to legal objections from other licensees and users of the 900 MHz spectrum. As a result, there is no assurance that we will ultimately be successful in obtaining the necessary approvals required to repurpose a portion of the 900 MHz spectrum from narrowband to broadband. In addition, the FCC may impose a number of requirements or restrictions on our business as a condition of its potential approval of our realignment request, which may include requiring us to acquire additional spectrum, to provide comparable facilities to incumbent licensees and pay the cost of their realignment and to utilize an emission mask with advanced filtering capability specifically designed to protect licensees in adjacent bands, all of which would be reflected in the total cost of implementing our realignment request.

The primary purpose for pursuing this offering is to raise funds to support our initiatives to increase the value of our spectrum assets and to support the Joint Petition for Rulemaking we submitted with the FCC to repurpose a portion of our 900MHz spectrum from narrowband to broadband. We intend to prioritize our future expenditures of the proceeds from this offering on acquiring additional FCC licenses for spectrum, including SMR blocks and site specific licenses, that we believe will ease the process of repurposing a portion of the 900 MHz spectrum from narrowband to broadband if and when the FCC approves our Joint Petition for Rulemaking. See “Use of Proceeds.”

We currently have offer letters outstanding to acquire additional spectrum, and in connection therewith, may issue up to an aggregate of 20,000 shares of common stock.

Stock Exchange Listing

On February 3, 2015, shares of our common stock became listed for trading on the Nasdaq Capital Market under the symbol “PDVW.”

Company Information

We were incorporated in California in 1997, and reincorporated in Delaware in May 2014. Our principal executive offices are located at 3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424. Our main telephone number is (973) 771-0300. Our internet website is located at http://www.pdvwireless.com. Information contained on our website is not part of the registration statement of which this prospectus is a part.

Summary Risk Factors

An investment in the shares of our common stock involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our common stock; including

•	We have a limited operating history with respect to our business, which makes it difficult to evaluate our prospects and future financial results, and our business may not be successful.

•	The wireless communications industry is highly competitive, and in order for us to compete effectively we will need to gain market share.

•	We have had net losses each year since our inception and may not achieve or maintain profitability in the future.

•	Our efforts to increase the value of our spectrum may not be successful, or may take more time or be more costly than anticipated.

•	Government regulation could adversely affect our prospects and results of operations; the FCC and state regulatory commissions may adopt new regulations or take other actions that could adversely affect our business prospects, future growth or results of operations.

•	Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

•	Spectrum is a limited resource, and we may not be able to obtain sufficient spectrum to support our spectrum initiatives and our planned business operations and future growth.

•	We depend on our key personnel.

•	Our common stock prices may be volatile which could cause the value of an investment in our common stock to decline.

We are an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to:

•	Being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year following January 26, 2020, (b) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (c) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior September 30th, and (d) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have elected to take advantage of certain of the reduced disclosure requirements in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

The Offering

Common Stock Offered by us in this offering	1,500,000

Option to purchase additional shares	We have granted the underwriters an option for a period of up to 30 days from the date of this prospectus to purchase up to 225,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions to cover over-allotments, if any.

Shares of Common Stock Outstanding(1)	14,030,493

Use of Proceeds	We plan to use the net proceeds from this offering to support our initiatives to increase the value of our spectrum assets by acquiring additional FCC licenses for spectrum, including SMR blocks and site specific licenses, that we believe will ease the process of repurposing a portion of the 900 MHz spectrum from narrowband to broadband if and when the FCC approves our Joint Petition for Rulemaking. Any remaining proceeds will be used for general corporate purposes, including the acquisition of complementary products, technologies, businesses or assets, although we have not entered into any definitive agreements with respect to any such transactions. See “Use of Proceeds.”

Dividend Policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 12.

Nasdaq Symbol	“PDVW”

(1)	The number of shares of common stock to be outstanding immediately after this offering as shown above includes the sale of the 1,500,000 shares offered hereby, assuming the underwriters’ over-allotment option is not exercised, and is based on 12,530,493 shares of common stock outstanding as of March 31, 2015. This number of shares excludes, as of March 31, 2015, any impact of the following:

(i)	issued and outstanding stock options to purchase 1,425,451 shares of our common stock at a weighted average exercise price of $20.73 per share;

(ii)	issued and outstanding restricted stock units for 128,001 shares of our common stock;

(iii)	a warrant to purchase 6,039 shares of our common stock at an exercise price of $82.79 per share;

(iv)	450,901 shares of our common stock which are available for future issuance under our 2014 Stock Plan and the annual increases in the number of shares authorized under our 2014 Stock Plan with the next occurring on January 1, 2016; and

(v)	500,000 shares of common stock issuable to Motorola upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola.

RISK FACTORS

An investment in our common stock involves a high degree of risk and should be considered highly speculative. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the trading price of our common stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Related to Our Business

We have a limited operating history with respect to our principal business, which makes it difficult to evaluate our prospects and future financial results, and our business may not be successful.

Although we were incorporated in 1997, our business model and strategy has changed significantly due to our acquisition of the Spectrum Assets and our plans to deploy a dispatch-centric network in 20 major metropolitan areas in the United States. As a result, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model our future growth and expenses. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by new businesses in highly competitive and technical markets. If our assumptions regarding these uncertainties are incorrect or change in reaction to changes in our markets, or if we do not manage or address these risks successfully, our results of operations could differ materially from our expectations, and our business could suffer. Any success that we may experience in the future will depend, in large part, on our ability to, among other things:

•	build out our dispatch-centric network;

•	expand and retain our customer base on a cost-effective basis;

•	attract and incentivize dealers to sell our services;

•	add new customers and increase revenues from existing customers by adding users, devices and additional services;

•	obtain FCC approval for our Joint Petition for Rulemaking requesting the realignment of a portion of the 900MHz spectrum from narrowband to broadband;

•	maintain our existing services business, which requires the continuation of our existing relationships with wireless carriers;

•	successfully compete in our markets;

•	continue to add features and functionality to our solutions to meet customer demand;

•	integrate our existing pdvConnect technologies with the PTT systems we are deploying; and

•	scale our internal business operations in an efficient and cost-effective manner.

We have had net losses each year since our inception, and may not achieve or maintain profitability in the future.

We have incurred net losses each year since our inception, including net losses of $1,239,918 and $1,211,821 in the fiscal years ended March 31, 2013 and 2014, respectively and a net loss of $9,132,615 for the nine months ended December 31, 2014. We may incur significant losses in the future for a number of reasons, including without limitation the risks and uncertainties described in this prospectus related to our new business model and strategy. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed.

The wireless communications industry is highly competitive, and in order for us to compete effectively we will need to gain market share.

There are currently several national wireless communications services providers and many local two-way SMR radio operators providing two-way PTT dispatch services. Moreover, the market for PTT dispatch services is entrenched. In order for us to compete effectively, we will need to demonstrate the superiority of our services and products and convert customers from existing services providers. Our efforts to convert customers from existing services providers will be made more difficult by the fact that the market for PTT dispatch services is highly fragmented, and we will need to tailor our marketing approach to many different categories of customers. If we are unable to acquire a substantial number of customers, our ability to grow our business and our operating results will suffer.

Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

Because of their resources and, in some cases, ownership by larger companies, some of our competitors are financially stronger than we are, which may enable them to offer services to customers at prices that are below the prices at which we can offer comparable services. If we cannot compete effectively based on the price of our service offerings, our revenues and growth may be adversely affected.

Additionally, national wireless communications services providers that offer cellular phone services that do not incorporate a PTT function often provide customers with free or significantly discounted or subsidized handsets as an enticement to sign up for their particular suite of services. The higher cost of the handsets that we will offer our customer, as compared to digital handsets that do not incorporate a similar PTT dispatch-centric, multi-function capability, may make it more difficult or less profitable for us to attract customers. Moreover, the higher cost of our handsets combined with the offering of free handsets by some wireless communications services providers will require us to absorb part of the cost of offering our handsets to new and existing customers. These increased costs for our target customers to acquire handsets for use on our network and any handset subsidy expenses we may need to absorb to offset a portion of these increased costs may reduce our growth and profitability.

If other wireless vendors or services providers improve their existing PTT dispatch services that become comparable to ours, our competitive advantage will be reduced.

One of the primary ways in which we will differentiate ourselves is through our two-way PTT services. A number of wireless equipment vendors already offer or plan to offer wireless equipment that is capable of providing PTT services or technologies that compete or will compete with our services and technology offerings. If these PTT services or technologies are perceived to be or become, or if any such services introduced in the future are, comparable to our PTT service or technology offerings, our competitive advantage will be reduced, which in turn could adversely affect our business.

Moreover, the largest national wireless communications service providers by revenue do not currently focus on PTT dispatch services as a primary component of their businesses. However, if that were to change, it would likely be difficult for us to compete effectively with such providers. These larger service providers have larger existing customer bases that they will be able to introduce PTT dispatch services to, have more money to spend on research and development that may enable them to create products that are qualitatively superior to ours and may have the ability to operate successfully on a smaller profit per subscriber margin due to the larger volume of customers they service.

If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers.

We will need to be able to evolve the technology that we rely upon in supplying the suite of services that we offer in order to solve the problems of our business customers. Future technological advancements may occur quickly and may enable other wireless technologies to equal or exceed our current levels of service and render our technology obsolete. If we are unable to meet future advances in competing technologies on a timely basis, or at an acceptable cost, we may not be able to compete effectively and could lose customers to our competitors. In addition, competition among the differing wireless communications technologies could:

•	further segment the user markets, which could reduce the demand for, and competitiveness of, our technology; and

•	reduce the resources devoted by third party suppliers, such as Motorola, to developing or improving the technology for our systems.

If our customers do not adopt our technology or if they do not renew their services with us, our future revenue and operating results will be harmed.

In order to begin selling our services we must launch our network and build a customer base. Our strategy depends on building and maintaining a loyal customer base, because we will not have long-term contracts (like most of our local SMR system operator competitors). Because of the number of participants in the industry, we will need to work with sales and service teams like Motorola’s nationwide dealer network to obtain customers and maintain those relationships. Also, if we do not develop new solutions, features and functionality that meet our customers’ needs, we may lose customers. If our efforts to gain customers and sell our services are not effective, our business will suffer.

Given our limited operating history, we are unable to accurately predict our customer expansion or renewal rates. Our customer expansion and renewal rates may decline or fluctuate as a result of a number of factors, including the level of their satisfaction with our solutions or our customer support, customer budgets and the pricing of our solutions compared with the solutions offered by our competitors, any of which may cause our revenue to grow more slowly than expected, if at all.

If we do not enter our targeted markets quickly enough, it may not be possible for us to compete effectively.

We currently intend to deploy our products and services in 20 major metropolitan areas throughout the United States. In addition to containing a large number of potential customers, we intend to select markets that are strategically located throughout the United States in order to provide our brand with a high degree of visibility that will help us grow and potentially expand into other markets at a later time. However, if we are not able to offer our products and services in these initial crucial markets quickly enough, other services providers may be able to deploy their services and products and sign up a large enough number of customers in these markets in the interim, which would make it impossible for us to enter these markets. If we are unable to enter into 20 major metropolitan markets, we do not believe that we will be able to compete effectively, and our profitability and growth will be negatively affected.

We intend to rely on the equipment and selling efforts of other parties, such as Motorola, and if such parties are unable or unwilling to provide us with such equipment or selling efforts, our operations will be adversely affected.

Our DispatchPlus wireless communication technology will rely on the efforts of other parties, such as Motorola’s nationwide dealer network, to act as our indirect sales representatives. We will also need to rely on other parties to provide us with technological improvements designed to expand our wireless capacity and improve our services. Accordingly, we must rely on other parties, such as Motorola, to develop handsets and equipment capable of supporting the features and services that we plan to offer to our customers. In addition to relying on other parties for technology and equipment, we will rely on an indirect sales force to market our products and services to customers.

The parties that we rely upon could choose not to promote our services or may receive better incentives from our competitors. If these or other factors affecting our relationship with such parties were to result in a significant adverse change in such parties’ ability or willingness to provide handsets and related equipment and software applications, or to develop new technologies or features for us, or in such parties’ ability or willingness to do so on a timely, cost-effective basis, we may not be able to adequately service our existing customers or add new customers and may not be able to offer competitive services. Accordingly, a decision by one of these parties to discontinue manufacturing, supporting or enhancing our infrastructure and handsets or to discontinue marketing our products would have a material adverse effect on us.

The parties we rely upon to supply our wireless communications equipment are also significant suppliers of wireless communications equipment to our competitors. These other parties may elect to focus a greater amount of their financial and other resources on the development of enhanced features functionality of standards-based wireless equipment used by our competitors rather than the equipment used by us. In such an event, we might be forced to supply our customers with equipment that is either more costly or qualitatively inferior to the equipment offered by our competitors.

We expect to continue to rely principally on Motorola and other third party sales representatives to market and sell our products and to manufacture a substantial portion of the equipment necessary to construct, enhance and maintain our network and handset equipment for at least the next several years. The failure by these other parties to perform as expected could impose significant additional costs on us and adversely affect our operations.

Agreements with suppliers, such as Motorola, may reduce our operational flexibility and may adversely affect our growth or operating results.

Suppliers, such as Motorola, provide the infrastructure equipment and substantially all of the handsets throughout our markets under agreements that set the prices we must pay to purchase and license this equipment, as well as a structure to develop new features and make long-term improvements to our network. These agreements may reduce our operational flexibility. Our arrangements with suppliers may delay or prevent us from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change generally as well as those that arise under the supplier agreements. In the event that Motorola or another one of our suppliers is unable to deliver the hardware or other equipment which are necessary for our operations, we may not be able to service our clients on a timely basis and our business and growth may be adversely affected.

The products and services utilized by us and our suppliers and service providers may infringe on intellectual property rights owned by others.

Some of our products and services use intellectual property that we own. We also purchase products from suppliers, including hardware and device suppliers and service providers that incorporate or utilize intellectual property which we do not own. From time to time our suppliers have received, and we and our suppliers may receive in the future, assertions and claims from third parties that the products or software utilized by us or our suppliers and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier or service provider to discontinue certain activities or to discontinue selling the relevant products and services. Even when unsuccessful, these claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful, we could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect our results of operations.

If our wireless communications technology does not perform in a manner that meets customer expectations, we will be unable to attract and retain customers.

Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of our network as compared to the networks of our competitors. Participants within our target markets may, instead of switching to our DispatchPlus services incorporating our pdvConnect mobile resource management solution, determine that their communication needs are already adequately serviced by other means of communication and continue using such other means. We may have difficulty attracting and retaining customers if we are unable to resolve quality issues related to our network as they arise or if those issues were to:

•	limit our ability to expand our network coverage or capacity as currently planned; or

•	place us at a competitive disadvantage to other wireless service providers in our markets.

The current economic environment has made it difficult for businesses and consumers to obtain credit, which could cause our suppliers, distributors and customers to have problems meeting their contractual obligations with us.

If our suppliers are unable to fulfill our orders or meet their contractual obligations with us, we may not be able to obtain the services or devices required to meet the needs of our current and future customers, which could cause us to lose current and potential customers to other carriers. If our customers are unable to pay their bills or potential customers feel they are unable to take on additional financial obligations, they may be forced to forgo our services, which could negatively affect our results of operations.

We may face pressure to reduce prices, which could adversely affect operating results.

We and our competitors may decrease prices or increase service and product offerings, resulting in declining average monthly revenue per subscriber in the wireless industry overall. Competition in pricing and service and product offerings may also adversely impact customer retention. To the extent that we continue to offer more competitive pricing packages, our average monthly revenue per customer may decrease, which could adversely affect our results of operations. If this happens, it may be increasingly difficult for us to remain competitive. We may encounter market pressures to:

•	migrate existing customers to lower priced service offering packages;

•	restructure our service offering packages to offer more value;

•	reduce our service offering prices; or

•	respond to particular short-term, market specific situations, such as special introductory pricing or particular new product or service offerings, in a particular market.

We have a concentration of risk related to the accounts receivable from two of our third-party carriers and failure to fully collect outstanding balances from these carriers may adversely affect our results of operations.

We sell pdvConnect directly through our sales force and indirectly through third-party carriers. As of December 31, 2014, we have accounts receivable balances owed to us by two of our carriers representing approximately 61% and 22%, respectively, of our accounts receivable balances. We maintain an allowance for doubtful accounts based on the credit risk, historical trends, and other information, as well as for any specific instances we become aware of that may preclude us from reasonably assuring collection on outstanding balances. Determining the allowance for doubtful accounts is judgmental in nature and often involves the use of significant estimates. A determination that requires a change in our estimates could have a material adverse effect on our results of operations. Additionally, if our carriers fail to pay a significant portion of outstanding accounts receivable balances, it could have a negative impact on our results of operations and financial condition.

Government regulation could adversely affect our prospects and results of operations; the FCC and state regulatory commissions may adopt new regulations or take other actions that could adversely affect our business prospects, future growth or results of operations.

The FCC and other federal, state and local, as well as international, governmental authorities have jurisdiction over our business and could adopt regulations or take other actions, including imposing taxes or fees on our business or that we must pass through to our customers, that would adversely affect our business prospects or results of operations.

The licensing, construction, operation and sale of wireless telecommunications systems are regulated by the FCC and, depending on the jurisdiction, international, state and local regulatory agencies. In particular, the FCC imposes significant regulation on licensees of wireless spectrum with respect to how radio spectrum is used by licensees, the nature of the services that licensees may offer and how the services may be offered, and resolution of issues of interference between spectrum bands.

The FCC grants wireless licenses for terms of generally ten years that are subject to renewal and revocation. There is no guarantee that our licenses will be renewed. Failure to comply with FCC requirements applicable to a given license could result in revocation or non-renewal of the license, depending on the nature and severity of the non-compliance.

Various states are considering regulations over terms and conditions of service, including certain billing practices and consumer-related issues that may not be pre-empted by federal law. If imposed, these regulations could make it more difficult and expensive to implement national sales and marketing programs and could increase the costs of our wireless operations.

Government regulations determine how we operate, which could increase our costs and limit our growth and strategy plans.

The FCC regulates the licensing, operation, acquisition and sale of the licensed spectrum that is essential to our business. We may be subject to FCC regulations that impose obligations on wireless providers, such as federal Universal Service Fund obligations, which require communications providers to contribute to a fund that supports subsidized communications services to underserved areas and users; rules governing billing, subscriber privacy and customer proprietary network information; roaming obligations; rules that require wireless service providers to configure their networks to facilitate electronic surveillance by law enforcement officials; rules governing spam, telemarketing and truth-in-billing; and rules requiring us to offer equipment and services that are accessible to and usable by persons with disabilities, among others. If we fail to comply with applicable FCC regulations, we may be subject to sanctions, which may have a material adverse effect on our business. Future changes in regulation or legislation could impose significant additional costs on us either in the form of direct out of pocket costs or additional compliance obligations. The FCC and Congress may make additional spectrum available for communications services, which may result in the introduction of additional competitive entrants to the already crowded wireless communications marketplace.

Further, some state and local jurisdictions have adopted legislation that could affect our costs and operations in those areas. For example, some jurisdictions have adopted laws restricting or prohibiting the use of portable communications devices while driving motor vehicles, often including PTT devices. If similar laws are enacted in other jurisdictions, we may experience reduced subscriber usage and demand for our services, which could have a material adverse effect on our results of operations.

Our business could be negatively impacted by disruptions arising from causes beyond our control.

Major equipment failures, catastrophic events, power anomalies or outages, natural disasters, including severe weather, terrorist acts or breaches of network or information technology security that affect wireless networks, including transport facilities, communications switches, routers, microwave links, cell sites or other equipment or third-party owned local and long-distance networks on which we rely, could have a material adverse effect on our operations.

We may be limited in our ability to grow unless we expand network capacity and coverage and address increased demands on our business systems and processes as needed.

Our business model depends on our ability to build and grow our subscriber base. To successfully increase our number of customers and pursue our business plan, we must economically:

•	expand the capacity and coverage of our network;

•	potentially obtain additional spectrum in some or all of our markets;

•	secure sufficient transmitter and receiver sites at appropriate locations to meet planned system coverage and capacity targets;

•	obtain adequate quantities of base radios and other system infrastructure equipment; and

•	obtain an adequate volume and mix of handsets, other user devices and related accessories to meet subscriber demand.

If we are unable to achieve increased network capacity, or there are substantial delays in doing so, we could be required to invest additional capital in our infrastructure to satisfy our network capacity needs and otherwise may not be able to successfully increase our number of customers.

Our operating performance and ability to retain these new customers may be adversely affected unless we are able to timely and efficiently meet the demands for our services and address any increased demands on our customer service, billing and other back-office functions. If we outsource aspects of our customer care function to third parties, we cannot be sure that this outsourcing will not heighten these risks.

Our reputation and business may be harmed and we may be subject to legal claims if there is loss, disclosure or misappropriation of or access to our, or our customers’, information or other breaches of our information security.

We make extensive use of online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer information is an important element of our operations. Our information technology and other systems that maintain and transmit customer information, including location or personal information, or those of service providers, may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider, or impacted by unauthorized intentional or inadvertent actions or inactions by our employees, or those of a third-party service provider. Cyber attacks, which include the use of malware, computer viruses and other means for disruption or unauthorized access, have increased in frequency, scope and potential harm in recent years. While, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, have been material to our operations or financial condition, the preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber attack in the future. As a result, our customers’ information may be lost, disclosed, accessed, used, corrupted, destroyed or taken without the customers’ consent.

In addition, we and third-party service providers process and maintain our proprietary business information and data related to our business-to-business customers or suppliers. Our information technology and other systems that maintain and transmit this information, or those of service providers, may also be compromised by a malicious third-party penetration of our network security or that of a third-party service provider, or impacted by unauthorized intentional or inadvertent actions or inactions by our employees or those of a third-party service provider. We also purchase equipment from third parties that could contain software defects, malware, or other means by which third parties could access our network or the information stored or transmitted on such networks or equipment. We may also face increased risks of becoming subject to cyber-attacks or other cyber incidents as we expand our business model and activities to include establishing and operating our own dedicated network. As a result, our business information, or subscriber or supplier data may be lost, disclosed, accessed, used, corrupted, destroyed or taken without consent.

Any major compromise of our data or network security, failure to prevent or mitigate the loss of our services or customer information and delays in detecting any such compromise or loss could disrupt our operations, impact our reputation and customers’ willingness to purchase our service and subject us to additional costs and liabilities, including litigation, which could be material.

Risks Related to Our Future Acquisition and Use of Spectrum

Spectrum is a limited resource, and we may not be able to obtain sufficient spectrum to support our spectrum initiatives and our planned business operations and future growth.

Spectrum is a limited resource that is regulated in the United States by the FCC. The Spectrum Assets we purchased from Sprint include geographic SMR licenses and site-specific B/ILT licenses. We believe we now own approximately 6 MHz of spectrum on average in the top 20 metropolitan markets in the United States, although we might not achieve 6 MHz of spectrum in each of the top 20 metropolitan markets. We believe this non-contiguous spectrum is more than sufficient to allow us to operate a nationwide dedicated dispatch network using proven narrowband technologies. Nevertheless, we will need to acquire additional spectrum to support our spectrum initiatives and may need to acquire additional spectrum to support our future business plans and growth or our introduction of new products and technologies. The primary purpose for pursuing this offering is to raise funds to support our initiatives to increase the value of our spectrum assets and to support the Joint Petition for Rulemaking we submitted with the FCC to repurpose a portion of our 900MHz spectrum from narrowband to broadband. We intend to prioritize our future expenditures of the proceeds from this offering on acquiring additional FCC licenses for spectrum, including SMR blocks and site specific licenses, that we believe will ease the process of repurposing a portion of the 900 MHz spectrum from narrowband to broadband if and when the FCC approves our Joint Petition for Rulemaking. See “Use of Proceeds.” We may seek to acquire additional spectrum through negotiated purchases, in government-sponsored auctions of spectrum or otherwise. We cannot assure you, however, that we will be successful in acquiring the additional spectrum we may need to support our future growth, our spectrum initiatives, our future network rollout plans or our future product and technology introductions on commercially reasonable terms, or at all. Any failure to obtain the spectrum required for our current and future business plans will adversely impact our revenues and our future growth potential and may adversely impact our ability to obtain FCC approval for our Joint Petition for Rulemaking.

Our efforts to increase the value of our spectrum may not be successful, or may take more time or be more costly than anticipated.

We hold licenses covering, on average, approximately 60% of the private radio band at 900 MHz in the top 20 metropolitan markets in the United States. While this should provide us with sufficient spectrum to allow us to operate a nationwide dedicated dispatch network using proven narrowband technologies, we believe that future demands for high speed data and video services, even in the case of PTT users, should provide an impetus for change to broadband technologies. As a result, in November 2014, we and the Enterprise Wireless Alliance submitted a Joint Petition for Rulemaking to the FCC to repurpose all or a portion of the 900 MHz band from narrowband to broadband, possibly leading to 3x3 MHz broadband opportunities. In response to this filing, the FCC issued a public notice requesting public comments from interested third parties and asked a number of questions about our Joint Petition for Rulemaking. A number of interested third parties, including several incumbent operators, filed comments with the FCC expressing their views, including both support and concern, and asking a number of technical questions about our Joint Petition for Rulemaking. After these public comments were filed, we scheduled and participated in an ex-parte meeting with the FCC to discuss our responses to the questions raised by the FCC and by third parties through the public comment process. In May 2015, we and the Enterprise Wireless Alliance filed proposed rules with the FCC related to our Joint Petition for Rulemaking. The proposed rules outline our recommended procedural and technical operating parameters, including field strength limits, and processes related to the administration and sequence of the proposed realignment of the 900 MHz band. There is no assurance that the FCC will adopt our proposed rules. In addition, our proposed rules may not adequately address all of the concerns and questions that have been or may be raised by the FCC or by third parties as part of the rulemaking process.

Moreover, before obtaining FCC approval of our Joint Petition for Rulemaking, we believe we will be required to make additional spectrum purchases and to reconfigure our non-contiguous spectrum to achieve a contiguous nationwide 3x3 MHz position. The primary purpose for pursuing this offering is to raise funds to support our initiatives to increase the value of our spectrum assets and to support the Joint Petition for Rulemaking we submitted with the FCC to repurpose a portion of our 900MHz spectrum from narrowband to broadband. We intend to prioritize our future expenditures of the proceeds from this offering on acquiring additional FCC licenses for spectrum, including SMR blocks and site specific licenses, that we believe will ease the process of repurposing a portion of the 900 MHz spectrum from narrowband to broadband if and when the FCC approves our Joint Petition for Rulemaking. See “Use of Proceeds”. Our ability to successfully implement this strategy may take more time and be more expensive than we currently anticipate, and we ultimately may not be able to complete the necessary spectrum acquisitions and reconfiguration. In addition, although we believe our Joint Petition for Rulemaking is proceeding through the FCC process as we anticipated, we expect FCC consideration of any repurposing request to take a significant amount of time, and there is no assurance that the FCC will approve the repurposing of all or any portion of the 900 MHz band (including the licenses that we acquired as part of the Spectrum Assets). We also anticipate that FCC approval may be subject to legal objections from other licensees and users of licensed spectrum in the 900 MHz band not held by us. As a result, there is no assurance that we will ultimately be successful in obtaining the necessary approvals required to repurpose a portion of the 900 MHz spectrum from narrowband to broadband. Further, the FCC may impose a number of requirements or restrictions on our business as a condition of its potential approval of our realignment request, which may include requiring us to acquire additional spectrum, to provide comparable facilities to incumbent licensees and pay the cost of their realignment and to utilize an emission mask with advanced filtering capability specifically designed to protect licensees in adjacent bands, all of which would be reflected in the total cost of implementing our realignment request.

Risks Related to Our Organization and Structure

We depend on our key personnel.

Our success depends to a significant degree upon the contributions of key personnel. Although we have adopted a severance plan for our executive officers, we do not otherwise have long-term employment agreements with our key personnel. In addition, there is no guarantee that these executives will remain employed with us. If any of our key personnel were to cease employment with us, our operating results could suffer. Further, the process of attracting and retaining suitable replacements for key personnel whose services we may lose would result in transition costs and would divert the attention of other members of our senior management from our existing operations. The loss of services from key personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key man life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We may not be able to successfully operate our business.

We are targeting a very specific niche of the existing market for wireless communications services. The subset of the market within which we seek to focus our services may not prove to be as lucrative as we currently estimate. Moreover, we cannot assure you that our past experience will be sufficient to enable us to operate our business successfully or implement our operating policies and business strategies. Furthermore, we may not be able to generate sufficient operating cash flows to pay our operating expenses or service our indebtedness. You should not rely upon the past performance of our management team, as past performance may not be indicative of our future results.

We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors determines our operational policies and business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those we are currently pursuing. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have discovered and may in the future discover areas of our internal controls that need improvement. For example, in connection with the preparation of the financial statements included in this prospectus, our management identified an error in our calculation and reporting of the weighted average shares of common stock outstanding, and the related net loss per common share (basic and diluted), for the six month periods ended September 30, 2013 and 2014, the three and nine month periods ended December 31, 2013 and the nine month period ended December 31, 2014. Specifically, in calculating the weighted average shares of common stock outstanding, management incorrectly considered the effect of two corporate actions the Company completed in connection with its June 2014 private placement, including: (i) the conversion of all outstanding shares of preferred stock into common stock and (ii) the exchange of nearly all outstanding warrants to purchase preferred stock for shares of common stock (the “Corporate Actions”), as if such events occurred at the beginning of each of these reporting periods, instead of only considering the effect of these Corporate Actions after their effective date in June 2014. As a result, our disclosure of the weighted average shares of common stock outstanding for the six month periods ended September 30, 2013 and 2014, the three and nine month periods ended December 31, 2013 and the nine month period ended December 31, 2014 were higher, and our disclosure of the related net loss per common share (basic and diluted) were lower, than they should have been if we correctly gave effect to the Corporate Actions only after their effective date in June 2014. Although the corrections have no impact on the Company’s net loss reported in the statements of operations, balance sheets or the statements of cash flows for the above mentioned periods and our audit committee did not determine that our financial statements for such periods should no longer be relied upon as a result of the errors in the presentation of the weighted average shares of common stock outstanding, our management identified a significant deficiency in our internal control over financial reporting. To remediate the significant deficiency in our internal control over financial reporting, we are developing and implementing new internal control procedures, including additional training and review procedures, to ensure we appropriately track, calculate and report the weighted average shares of common stock outstanding, and related net loss per common share (basic and diluted), in future reporting periods.

Prior to becoming a public company in January 2015, we had not been subject to public reporting requirements and had not been required to assess our internal controls. We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency in the future may require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

We have a limited trading history and there is no assurance that a robust market in our common stock will develop or be sustained.

Our common stock began trading on the Nasdaq Capital Market on February 3, 2015. As a result, there is limited trading history and volume in our common stock and we cannot assure you that a more active or liquid trading market for our common stock will develop or be sustained if it does develop, either of which could materially and adversely affect the market price of our common stock and the ability of stockholders to sell their shares at the volume, prices and times desired. In addition, our lack of operating history relevant to our proposed business makes it difficult to evaluate our business, our future prospects and the valuation of our Company, which limits the liquidity and volume of our common stock, and may have a material adverse effect on the market price of our common stock.

Our common stock prices may be volatile which could cause the value of an investment in our common stock to decline.

Prior to the listing of our shares of common stock on the Nasdaq Capital Market in February 2015, there was no public market for our common stock. The market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	adverse market reaction to the level of our indebtedness;

•	additions or departures of key personnel;

•	actions by stockholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets;

•	our operating performance and the performance of other similar companies;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or our industry.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	Being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	Reduced disclosure obligations regarding executive compensation; and

•	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting requirements in the registration statement of which this prospectus is part. In particular, in this prospectus we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Nevertheless, we have elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Future sales of our common stock, other securities convertible into our common stock or preferred stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without stockholder approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of preferred stock, other debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our common stock or of preferred stock, including the common stock issued in this offering, could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the value of our common stock. Sales of substantial amounts of our common stock by Sprint or Motorola or another large stockholder, or the perception that such sales could occur, may adversely affect the market price of our common stock.

In connection with the June 2014 private placement, as discussed in “Description of Capital Stock – Lock-Up Periods,” we and our directors and officers agreed, subject to various exceptions, not to sell, pledge or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, or, subject to various exceptions, file any registration statement with the SEC until July 25, 2015. In addition, as discussed in greater detail in “Underwriting,” in connection with this offering, we and our directors and officers agreed to similar lock-ups for a period of 90 days from the date of this prospectus. These lock-up provisions, at any time and without notice, may be released by FBR Capital Markets & Co. in its sole discretion. If the restrictions under the lock-up provisions are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock.

In addition, we filed a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under our 2004 Stock Plan, 2010 Stock Plan and 2014 Stock Plan, including the shares of restricted stock granted to our executive officers and directors, as well as the options to purchase shares of our common stock granted to our executive officers in connection with the June 2014 private placement. These shares of common stock are eligible for sale without restriction.

As of May 11, 2015, our directors and executive officers beneficially owned an aggregate of 8.99% of the equity interests in our Company, including restricted stock units and stock options. Subject to vesting restrictions applicable to certain interests held by members of our management team and any applicable transfer restrictions, including any lock-up agreements, each member of our management team may sell such common stock into any market for such shares that may develop.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay dividends or make liquidating distributions to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and investors in our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our Company.

We incur increased costs as a result of being a public company.

As a public company with securities registered under the Securities Act, we need to comply with certain laws, regulations and requirements, certain corporate governance provisions of The Sarbanes-Oxley Act of 2002 (“The Sarbanes-Oxley Act”), related regulations of the SEC, and the requirements of the Nasdaq Capital Market. Complying with these statutes, regulations and requirements will occupy a significant amount of time from our board of directors and management and will significantly increase our costs and expenses going forward.

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the Securities and Exchange Commission, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year following January 26, 2020, (b) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion,(c) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (d) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Certain anti-takeover defenses and applicable law may limit the ability of a third party to acquire control of us.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage, delay, or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for our common stock, thereby depressing the market price of our common stock. These provisions, among other things:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	authorize our board of directors to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings; and

•	limit who may call a stockholders meeting.

Selected provisions of Delaware law.

We have elected to be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”) by provision of our charter. In general, Section 203 of the DGCL prevents an “interested stockholder” (as defined in the DGCL) from engaging in a “business combination” (as defined in the DGCL) with us for three years following the date that person becomes an interested stockholder unless one or more of the following occurs:

•	Before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	Upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	Following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of our outstanding voting stock not owned by the interested stockholder.

The DGCL generally defines “interested stockholder” as any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.

See “Description of Capital Stock” for additional information regarding these provisions.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

•	We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•	The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Risks Related to this Offering

Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering of 1,500,000 shares at the public offering price of $40.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and based on a net tangible book value of our common stock of $9.27 per share as of December 31, 2014, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $27.70 per share in the net tangible book value of common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, including investors who purchase shares of common stock in this offering. The price per share at which we sell additional shares of our common stock or securities convertible into common stock in future transactions may be higher or lower than the price per share in this offering.

If securities and/or industry analysts fail to continue publishing research about our business, if they change their recommendations adversely or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. In addition, it is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. Our forward-looking statements are generally, but not always, accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “should,” “will,” “may,” “plan,” “goal,” “can,” “could,” “continuing,” “ongoing,” “intend” or other words that convey the uncertainty of future events or outcomes. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. There can be no assurance that actual developments will be those anticipated by us. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to:

•	we have no operating history with respect to our proposed principal business;

•	customers may not adopt our technology or renew their services with us;

•	we may not be able to keep pace with rapid technological changes or the changes in the demands of our customers;

•	any efforts we pursue to increase the value of our spectrum may not be successful, or may take more time or be more costly than anticipated;

•	we will rely on the equipment and selling efforts of other parties, such as Motorola’s dealer network;

•	the wireless communication industry is highly competitive and we may not compete successfully;

•	our competitors may improve their existing technology and reduce our competitive advantage;

•	we may not be able to enter our targeted markets quickly enough to compete effectively;

•	we may not be able to compete on price because some of our competitors are financially stronger than we are;

•	spectrum is a limited resource, and we may not be able to obtain sufficient spectrum to support our spectrum initiatives and our planned business operations and future growth; and

•	government regulation could adversely affect our business and prospects.

These and other important factors, including those discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, or any other person that the future plans, estimates or expectations contemplated by us will be achieved. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

DILUTION

Our net tangible book value as of December 31, 2014 was approximately $115.6 million, or $9.27 per share of common stock. If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share and our pro forma net tangible book value per share after this offering. We calculate net tangible book value per share by dividing our net tangible book value, which is tangible assets less total liabilities, by the number of outstanding shares of our common stock.

After giving effect to the sale of 1,500,000 shares of our common stock at a public offering price of $40.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2014 would have been approximately $171.9 million, or $12.30 per share. This represents an immediate increase in net tangible book value of $3.03 per share to existing stockholders and immediate dilution in net tangible book value of $27.70 per share to new investors participating in this offering at the public offering price. The following table illustrates this dilution on a per share basis:

Public offering price per share		$40.00
Net tangible book value per share as December 31, 2014	$9.27
Increase per share attributable to investors purchasing our common stock in this offering	$3.03
As adjusted net tangible book value per share as of December 31, 2014, after giving effect to this offering		$12.30
Dilution in net tangible book value per share to investors purchasing our common stock in this offering		$27.70

*	Numbers may not add due to rounding.

The information above assumes that the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full at the public offering price of $40.00 per share, the as adjusted net tangible book value would increase to approximately $180.4 million, or $12.70 per share, representing an increase to existing stockholders of approximately $3.44 per share, and there would be an immediate dilution of approximately $27.30 per share to new investors.

The dilution table above is based on 12,473,024 shares of common stock outstanding and excludes, as of December 31, 2014, any impact of the following:

•	issued and outstanding stock options to purchase 1,203,091 shares of our common stock at a weighted average exercise price of $19.96 per share;

•	issued and outstanding restricted stock units for 128,001 shares of our common stock;

•	a warrant to purchase 6,039 shares of our common stock at an exercise price of $82.79 per share;

•	74,750 shares of our common stock which are available for future issuance under our 2014 Stock Plan; and

•	500,000 shares of common stock issuable to Motorola upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola.

Additionally, the dilution table excludes the impact of the following that occurred during the three months ended March 31, 2015: (1) 623,651 shares of common stock that were added to our 2014 Stock Plan; (ii) the issuance of 57,470 shares of common stock in a private placement that closed in January 2015; and (iii) the grant of options to purchase 244,500 shares of common stock to certain employees and consultants.

Also, to the extent options or warrants outstanding have been or may be exercised, there may be further dilution to investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. The 2014 Stock Plan is also subject to annual increases, including that described in the paragraph above, and we expect to continue to grant equity awards to certain employees and consultants in the future.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $56.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, we will receive net proceeds of approximately $64.8 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Our primary purpose for pursuing this offering is to raise funds to support our initiatives to increase the value of our spectrum assets and to support the Joint Petition for Rulemaking we submitted with the FCC to repurpose a portion of the 900MHz spectrum from narrowband to broadband. We intend to prioritize our future expenditures on acquiring additional FCC licenses for spectrum, including SMR blocks and site specific licenses, that will ease the process of repurposing a portion of the 900 MHz spectrum from narrowband to broadband if and when the FCC approves our Joint Petition for Rulemaking. See “Business – Our Spectrum Opportunity” for a discussion of the status of our Joint Petition for Rulemaking at the FCC.

We intend to use the remainder of our net proceeds for general corporate purposes, including the acquisition of complementary products, technologies, businesses or assets. For example, in connection with acquiring additional FCC licenses for spectrum, we may acquire the business that holds these FCC licenses if we determine the business is complementary to our growth plan and overall business. However, we have not entered into any definitive agreement with respect to any such transactions, and we have not yet identified the amounts we plan to spend on each of these priorities or the timing of any expenditures.

Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenue, our future expenses, and any future acquisitions that we may pursue. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

MARKET PRICE OF OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

On February 3, 2015, shares of our common stock became listed for trading on the Nasdaq Capital Market under the symbol “PDVW.” Prior to the listing of our shares of common stock on the Nasdaq Capital Market, there was no public market for our common stock. The following table sets forth the high and low sales prices for our common stock during the most recent fiscal quarters. On May 12, 2015, the closing price of our common stock as reported on the Nasdaq Capital Market was $41.45 per share.

	Sales Price
	2014
	High	Low
Fourth Quarter (from February 3, 2015 through March 31, 2015)	$56.00	$39.06

	2015
	High	Low
First Quarter (from April 1, 2015 through May 12, 2015)	$56.00	$41.26

As of May 11, 2015, we had 373 record holders of our common stock. The number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in “street name.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to finance the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its sole discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors – Risks Related to an Investment in our Common Stock – We do not intend to pay dividends on our common stock for the foreseeable future.”

CAPITALIZATION

The following table shows our cash, cash equivalents and short-term investments and capitalization as of December 31, 2014:

•	on an actual basis;

•	on an as adjusted basis to reflect the sale of 57,470 shares of common stock in our January 2015 private placement; and

•	on a pro forma as adjusted basis to reflect the sale of 1,500,000 shares of our common stock offered in this offering at a public offering price of $40.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

This table should be read in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

	December 31, 2014
	Actual	As Adjusted	Pro-Forma as Adjusted
Cash	$122,729,111	$124,040,729	$180,334,729
Intangible Assets	100,298,444	100,298,444	100,298,444
Accounts Payable and Accrued Expenses	2,660,889	2,585,889	2,585,889
Deferred Revenue	7,296,208	7,296,208	7,296,208
Stockholders’ Equity
Common Stock	1,247	1,253	1,403
Additional Paid-in Capital	252,192,288	253,578,900	309,872,750
Accumulated Deficit	(36,075,626)	(36,075,626)	(36,075,626)

Total Stockholders’ Equity	$216,117,909	$217,504,527	$273,798,527

This table does not include any impact of the following as of December 31, 2014:

(i)	issued and outstanding stock options to purchase 1,203,091 shares of our common stock at a weighted average exercise price of $19.96 per share;

(ii)	issued and outstanding restricted stock units for 128,001 shares of our common stock;

(iv)	a warrant to purchase 6,039 shares of our common stock at an exercise price of $82.79 per share;

(v)	74,750 shares of our common stock which available for future issuance under our 2014 Stock Plan and the annual increases in the number of shares authorized under our 2014 Stock Plan beginning on January 1, 2015; and

(vi)	500,000 shares of our common stock issuable to Motorola upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC.

Additionally, the table above excludes the impact of the following that occurred during the three months ended March 31, 2015: (i) 623,651 shares of common stock added to our 2014 Stock Plan; and (ii) options to purchase 244,500 shares of common stock issued to certain employees and consultants.

SELECTED FINANCIAL DATA

The following sets forth our selected financial data on a historical basis. You should read the following summary of selected financial data in conjunction with our historical financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. Our historical balance sheet information as of March 31, 2014 and 2013 and statement of operations information for the years ended March 31, 2014 and 2013 have been derived from the historical financial statements audited by our independent auditors, whose report with respect thereto is included elsewhere in this prospectus. Our balance sheet information as of December 31, 2014 and statement of operations information for the nine months ended December 31, 2014 have been derived from our unaudited financial statements included elsewhere in this prospectus.

Statement of Operations Data

	Year ended March 31		Nine months ended December 31, 2014
	2013	2014
	(As restated)	(As restated)
Operating Revenue
Service Revenue	$2,760,095	$3,539,595	$2,143,707
Spectrum Lease Revenue	—	—	212,551
Cost of Revenue
Service	825,834	1,124,121	790,687

Gross Profit	1,934,261	2,415,474	1,565,571

Operating Expenses
General and administrative	850,756	846,579	8,230,664
Sales and Support	1,247,505	1,382,024	1,167,609
Product development	715,918	934,818	679,577
Stock compensation expense(1)	82,438	79,057	—
Depreciation and amortization	52,726	59,469	54,526

Total Operating Expenses	2,949,343	3,301,947	10,132,376

Loss from Operations	(1,015,082)	(886,473)	(8,556,805)
Other income	—	—	—
Interest expense – affiliated entities	(224,836)	(325,348)	(570,737)
Interest Income	—	—	4,927

Net Loss	$(1,239,918)	$(1,211,821)	$(9,132,615)

Net loss per common share basic and diluted – corrected(2)	$(9.78)	$(9.56)	$(1.00)
Weighted-average common shares used to compute basic and diluted net loss per share – corrected(2)	126,759	126,759	9,103,629

Balance Sheet Data

	As of March 31,		As of December 31, 2014
	2013	2014
Total assets	$862,162	$803,191	$226,092,512
Notes payable – affiliated entities	2,700,317	3,405,808	—
Total liabilities	3,945,814	5,010,607	9,974,603
Stockholders’ equity/(deficit)	$(3,083,652)	$(4,207,416)	$216,117,909

(1)	Stock compensation expense of $4,680,802 for the nine months ended December 31, 2014 is included in general and administrative expenses.
(2)	Nine months ended December 31, 2014 corrected. See Note 2 to the consolidated financial statements (Summary of Significant Accounting Policies – Correction of Basic and Diluted Net Loss Per Common Share)

SUPPLEMENTARY FINANCIAL INFORMATION

The following sets forth supplementary financial information on a historical basis for each full quarter for Fiscal 2013 and Fiscal 2014 and the subsequent quarters for Fiscal 2015. You should read the following in conjunction with our historical financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

Fiscal Year ended March 31, 2013	First Quarter (Unaudited)	Second Quarter (Unaudited)	Third Quarter (Unaudited)	Fourth Quarter (Unaudited)	Full Year (Audited)
Operating revenues	$645,830	$681,856	$708,441	$723,968	$2,760,095
Gross profit	$447,961	$479,430	$495,864	$511,006	$1,934,261
Net loss	$(293,526)	$(294,561)	$(310,333)	$(341,498)	$(1,239,918)
Net loss per common share basic and diluted	$(2.32)	$(2.32)	$(2.45)	$(2.69)	$(9.78)

Fiscal Year ended March 31, 2014	First Quarter (Unaudited)	Second Quarter (Unaudited)	Third Quarter (Unaudited)	Fourth Quarter (Unaudited)	Full Year (Audited)
Operating revenues	$795,169	$906,490	$929,515	$908,421	$3,539,595
Gross profit	$549,871	$623,383	$634,573	$607,647	$2,415,474
Net loss	$(337,746)	$(298,041)	$(270,750)	$(305,284)	$(1,211,821)
Net loss per common share basic and diluted	$(2.66)	$(2.35)	$(2.14)	$(2.41)	$(9.56)

Fiscal Year ended March 31, 2015	First Quarter (Unaudited)	Second Quarter (Unaudited)	Third Quarter (Unaudited)
Operating revenues	$831,137	$689,497	$835,623
Gross profit	$547,207	$465,783	$552,580
Net loss	$(2,587,563)	$(3,019,188)	$(3,525,864)
Net loss per common share basic and diluted	$(0.92)	$(0.25)	$(0.28)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under the captions “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” These factors could cause our actual results to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

Historically, we have been engaged in the development and sale of wireless communications applications, including at times the sale and installation of equipment used to run these applications. We currently offer our proprietary, cloud-based pdvConnect mobile resource management solution to dispatch-centric business. We market pdvConnect through our direct sales force and indirectly through two Tier 1 carriers in the United States. Our carrier partners market pdvConnect as an available application to complement their wireless service offerings. Generally, pdvConnect has been offered at a monthly unit price of up to $19.99. We also have historically offered pdvConnect indirectly through an international carrier located in Mexico. Our agreement with this international carrier will end during the first quarter of Fiscal 2016. We maintain offices in Woodland Park, New Jersey, Reston, Virginia and San Diego, California.

On September 15, 2014, we completed an acquisition from Sprint Corporation of (i) FCC licenses sufficient to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. We are now focused on deploying a dedicated, wide-area, two-way radio network. Over the next two years, we intend to deploy our network in 20 major metropolitan areas throughout the United States, with our first markets to be located in the South and Northeast regions, with additional markets to be located in the Midwest, Southwest and West Coast regions. We intend to focus on serving dispatch-centric, small and medium-sized businesses. For this targeted set of customers, we intend to offer our DispatchPlus communication solution. DispatchPlus will combine Motorola’s state-of-the-art digital radio technology with pdvConnect. Built with the commercial dispatch user in mind, the Motorola Digital Technology architecture will allow us to provide a highly reliable, instant and wide-area PTT communication solution. Also developed for dispatch-centric businesses, pdvConnect is an easy to use and efficient workforce management solution that enables businesses to locate and communicate with field workers and improve documentation of work events and job status. We believe a high quality, dedicated and reliable PTT solution with regional calling areas will be attractive to a significant portion of our targeted customers who are currently using cellular or local two-way radio networks. Further, when bundled with pdvConnect, we believe our service should provide significant value to our customers by making their work force more efficient and effective. We intend to have sites in service in our first four markets by June 2015.

We are also pursuing the realignment of a portion of the 900 MHz spectrum from narrowband to broadband and other initiatives to increase the value of our spectrum. In November 2014, we and the Enterprise Wireless Alliance submitted a Joint Petition for Rulemaking to the FCC to repurpose a portion of the 900 MHz band from narrowband to broadband, and in May 2015, we and the Enterprise Wireless Alliance filed proposed rules with the FCC related to our Joint Petition for Rulemaking. The FCC may impose a number of requirements or restrictions on our business as a condition of its potential approval of our realignment request, which may include requiring us to acquire additional spectrum, to provide comparable facilities to incumbent licensees and pay the cost of their realignment and to utilize an emission mask with advanced filtering capability specifically designed to protect licensees in adjacent bands, all of which would be reflected in the total cost of implementing our realignment request.

Basis of Presentation

Our consolidated financial statements for the three and nine months ended December 31, 2014 and our financial condition and results of operations reflect the following corporate events that have occurred during such periods.

Sprint APA. On May 13, 2014, we entered into the Sprint APA to acquire the Spectrum Assets from Sprint for a total of $100 million, including $90 million in cash and $10 million paid in 500,000 shares of our common stock (at a price equal to $20.00 per share). Pursuant to the terms of the Sprint APA, we delivered $13.5 million to Sprint as a deposit against our purchase of the Spectrum Assets following the close of our June 2014 private placement. On September 15, 2014, we completed the Spectrum Closing, issued 500,000 shares of our common stock, and delivered the balance of the $90 million purchase price to Sprint.

June 2014 Private Placement. On June 10, 2014, we completed the June 2014 private placement in which we sold 10,925,000 shares of common stock at a purchase price of $20.00 per share in transaction exempt from registration under the Securities Act. FBR Capital Markets & Co. acted as the initial purchaser/placement agent for the June 2014 private placement. The net proceeds from the June 2014 private placement, after deducting our offering expenses and the payment of initial purchaser/placement agent discount or placement fees, were approximately $202 million. At the closing of the June 2014 private placement, we placed approximately 96% of the proceeds from the June 2014 private placement (net of any initial purchaser’s/placement agent’s discount and placement fees) in the PDV Investor Trust, a Delaware statutory trust pending the Spectrum Closing. On September 15, 2014, we completed the Spectrum Closing and the proceeds held in the PDV Investor Trust were distributed to the Company.

Reincorporation and Recapitalization. In connection with the June 2014 private placement we completed a number of actions, including:

(i) the reincorporation of our Company from California to Delaware, which was effected on May 30, 2014;

(ii) the adoption of an amended and restated certificate of incorporation and amended and restated bylaws, which became effective immediately prior to the completion of the June 2014 private placement;

(iii) the conversion of all outstanding shares of our Series AA Preferred Stock (the only outstanding class of preferred stock) into shares of our common stock on a one-for-one basis, and the conversion of our remaining options to purchase shares of our Series AA Preferred Stock into options to purchase shares of our common stock and the conversion of restricted stock units for shares of our Series AA Preferred Stock into restricted stock units for shares of our common stock, each on a one-for-one basis;

(iv) a 33.11451201-for-1 reverse stock split of all of our outstanding common stock, which was effected immediately prior to the completion of the June 2014 private placement;

(v) the termination and exchange of outstanding warrants to purchase 661,581 shares of Series AA Preferred Stock into 29,809 shares of our common stock, which was completed immediately prior to the completion of the June 2014 private placement; and

(vi) the amendment of outstanding redeemable notes, in the aggregate principal amount of $1,016,956, to provide that the Redeemable Notes will automatically be converted into that number of shares of our common stock equal to (A) the sum of 140% of the outstanding principal amount plus the outstanding interest on such redeemable notes through the conversion date divided by (B) $20.00 per share, contingent upon the Spectrum Closing. Following the Spectrum Closing, the Redeemable Notes were converted into 77,734 shares of our common stock.

Motorola Reseller Agreement. We entered into a reseller agreement with Motorola on May 15, 2014, under which Motorola agreed to provide us with their state-of-the-art Motorola Digital Technology that we intend to deploy as part of our nationwide network.

Motorola Spectrum Leasing. Additionally, in September 2014, Motorola invested $10 million in our subsidiary PDV Spectrum Holding Company, LLC, that we formed to hold all of the 900 MHz spectrum we acquired from Sprint. Motorola’s ownership interests in the subsidiary will be convertible into shares of our common stock at a price equal to $20.00 per share. Motorola is not entitled to any economics from the operations of our subsidiary. We also entered into a spectrum rights agreement pursuant to which we leased 900 MHz spectrum to Motorola. Upon executing the agreement, Motorola paid us $7.5 million as an upfront, fully-paid leasing fee.

Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, our actual results could differ from those estimates. Further, to the extent that there are differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical performance, as these policies relate to the more significant areas involving our judgments and estimates.

Revenue Recognition. We recognize revenue in the period in which we provide the services and when collectability of the revenue is reasonably assured. In accordance with the guidance provided in Accounting Standards Codification (“ASC”) Topic 605-45-45, Revenue Recognition – Principal Agent Considerations, we have determined that we are the primary obligor with respect to the service revenue derived from sales of our software applications through our third-party carrier domestic partners. As a result, we record revenue at the gross amount billed to end-user customers for sales through our carrier partners. When the end-user is billed by our domestic carrier partners, the estimated gross amount billed is recorded as service revenue. For our international carrier, we record revenue on a net basis since we determined that we are not the primary obligor. The agreement with our international carrier will end during the first quarter of Fiscal 2016 and, upon termination of the agreement, except for any payments due to the Company, neither party has any further obligations under the agreement. We also sell certain applications directly to end-users through our direct sales force, which are billed and collected directly by us.

We have historically presented revenue from our international operations on a gross basis. However, during the preparation of our interim financial statements for the nine months ended December 31, 2014, management determined that it would be more appropriate to present such revenue on a net basis. Below is a summary of the revenue and gross profit from our operations following this change in our revenue recognition policy:

	As originally presented		As restated
	Year ended March 31,		Year ended March 31,
	2013	2014	2013	2014
Revenue	$3,426,966	$4,001,117	$2,760,095	$3,539,595
Cost of Revenue	1,492,705	1,585,643	825,834	1,124,121

Gross Profit	$1,934,261	$2,415,474	$1,934,261	$2,415,474

The decision to present revenue from international operations on a net basis did not have an effect on our assets, liabilities, stockholders’ equity, gross profit, net income (loss) or cash flows.

In September 2014, Motorola made an upfront, fully-paid leasing fee of $7.5 million in order to lease a portion of the FCC licenses. The payment of the fee was accounted for as Deferred Revenue as of December 31, 2014. We recognize leasing revenue in accordance with ASC Topic 840, Leases. The fee is amortized straight line over the lease term which is approximately ten years and which represents the time period in which the benefits of the leased property are expected to be depleted.

We have not yet generated revenues from our planned principal operations of providing dedicated, wide-area, two-way radio network solutions to dispatch-centric, small and medium-sized businesses. We intend to market and sell our network solutions directly and indirectly through Motorola’s dealer network. We will enter directly into contracts with customers, including those introduced to us through Motorola’s dealer network.

Cost of revenue. Our cost of revenue includes the portion of service revenue charged by our domestic carrier partners to our Company pursuant to our agreements with these parties, which may include network services, connectivity, SMS service and special equipment expenses, sales, marketing, billing and other ancillary services. We also include the costs associated with the operation of our cloud-based solutions and dispatch network.

General and administrative expenses. General and administrative expenses consist primarily of personnel costs for our executive, finance and administrative personnel, legal, audit and other professional services and corporate expenses.

Sales and support expenses. We currently maintain a small direct sales force for sales of our pdvConnect mobile resource management solution, and have established a standard sales commission program for our direct sales force. This sales commission program provides a percentage-based commission for each sale of our pdvConnect solution.

For our business going forward, our sales commission program for future sales of our dispatch network solutions by our indirect sales representatives will include an upfront commission and residual fees based on a customer’s continued use of our network solutions. We have established a sales commission program for our direct sales team that provides a percentage-based commission for each sale similar to the program we currently have in place for our pdvConnect solution.

Product development expenses. We charge all product development expenses to expense as incurred. Types of expenses incurred in product development expenses include employee compensation, consulting, travel, facility costs along with equipment and technology costs.

Stock compensation. We account for stock options in accordance with US GAAP, which requires the measurement and recognition of compensation expense, based on the estimated fair value of awards granted to employees and directors, which requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in our statements of operations over the requisite service periods.

To calculate option-based compensation, we use a Black-Scholes option-pricing model. Our determination of fair value of option-based awards on the date of grant using the Black-Scholes model is affected by our stock price as well as assumptions regarding a number of subjective variables.

We have not attributed tax benefits to the share-based compensation expense because we maintain a full valuation allowance for all net deferred tax assets.

Furniture, fixture and equipment. Furniture, fixture and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Patent costs. Costs to acquire patents on certain aspects of our technology have been capitalized. These amounts are amortized, subject to periodic evaluation for impairment, over statutory lives following award of the patent. Accumulated amortization amounted to $335,435 at December 31, 2014 and $303,305 at March 31, 2014. Amortization expense was $10,710 and $11,250 for the three months ended December 31, 2014 and 2013, respectively. For the nine months ended December 31, 2014 and 2013, amortization expense was $32,130 and $33,750, respectively. The amortization expense is estimated to aggregate $40,000 per year over the next five year period.

Allowance for uncollectible receivables. An allowance for uncollectible receivables is estimated based on a combination of write-off history, aging analysis and any specific known troubled accounts. At December 31, 2014 and March 31, 2014, management provided an allowance of $37,248 and $12,619, respectively, for certain slow paying accounts.

Income taxes. We follow the liability method of accounting for income taxes. Under this method, taxes consist of taxes currently payable plus those deferred due to temporary differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities using tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Accounting for uncertainty in income taxes. We recognize the effect of tax positions only when they are more likely than not to be sustained. Our management has determined that we had no uncertain tax positions that would require financial statement recognition or disclosure. We are no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2012.

JOBS Act. As an emerging growth company, or EGC, under the JOBS Act we are eligible for exemptions from various reporting requirements applicable to other public companies that are not EGCs, including, but not limited to:

•	Being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As an EGC, we are also eligible to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, we could delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Nevertheless, we have elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Internal Control Over Financial Reporting—Significant Deficiency

Following the preparation of the financial statements for the fiscal quarter ended December 31, 2014, our management identified an error in our calculation and reporting of the weighted average shares of common stock outstanding, and the related net loss per common share (basic and diluted) in the previously reported financial statements for the six month periods ended September 30, 2013 and 2014, the three and nine month periods ended December 31, 2013 and the nine month period ended December 31, 2014. Specifically, in calculating the weighted average shares of common stock outstanding, management incorrectly considered the effect of two corporate actions the Company completed in connection with its June 2014 private placement, including the Corporate Actions, as if such events occurred at the beginning of each of these reporting periods, instead of only considering the effect of these Corporate Actions after their effective date in June 2014. As a result, our disclosure of the weighted average shares of common stock outstanding for the six months month periods ended September 30, 2013 and 2014, the three and nine month periods ended December 31, 2013 and the nine month period ended December 31, 2014 were higher, and our disclosure of the related net loss per common share (basic and diluted) were lower, than they should have been if we correctly gave effect to the Corporate Actions only after their effective date in June 2014. Although the corrections had no impact on the Company’s net loss previously reported in the statements of operations, balance sheets or the statements of cash flows for the above mentioned periods and our audit committee did not determine that our financial statements for such periods should no longer be relied upon as a result of the errors in the presentation of the weighted average shares of common stock outstanding, our management identified a significant deficiency in our internal control over financial reporting. To remediate the significant deficiency in our internal control over financial reporting, we are developing and implementing new internal control procedures, including additional training and review procedures, to ensure we appropriately track, calculate and report the weighted average shares of common stock outstanding, and related net loss per common share (basic and diluted), in future reporting periods. See “Risk Factors—If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.”

Results of Operations

The following table sets forth our results of operations for the three and nine months ended December 31, 2013 and 2014 and for the fiscal years ended March 31, 2013 and 2014. The period to period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

Comparison of the three and nine months ended December 31, 2013 and 2014

The following table sets forth our results of operations for the three and nine months ended December 31, 2013 and 2014. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Three months ended December 31,		Nine months ended December 31,
	2013	2014	2013	2014
Operating Revenues
Service Revenue	$929,515	$653,437	$2,631,174	$2,143,707
Spectrum Lease Revenue	—	182,186	—	212,551

Total Operating Revenue	$929,515	$835,623	$2,631,174	$2,356,258
Cost of Revenue
Service	294,942	283,043	823,347	790,687

Gross Profit	634,573	552,580	1,807,827	1,565,571

Operating Expenses
General and administrative	234,312	3,336,996	671,176	8,230,664
Sales and Support	346,560	478,246	1,063,546	1,167,609
Product development	223,230	242,823	697,458	679,577
Depreciation and amortization	15,118	25,306	45,352	54,526

Total Operating Expenses	819,220	4,083,371	2,477,532	10,132,376

Loss from Operations	(184,647)	(3,530,791)	(669,705)	(8,566,805)
Interest expense – affiliated entities	(86,103)	—	(236,831)	(570,737)
Interest income	—	4,927	—	4,927

Net Loss	$(270,750)	$(3,525,864)	$(906,536)	$(9,132,615)

Net loss per common share basic and diluted—corrected (1)	$(2.14)	$(0.28)	$(7.15)	$(1.00)
Weighted-average common shares used to compute basic and diluted net loss per share—corrected (1)	126,759	12,473,024	126,759	9,103,629

(1)	Three and nine months ended December 31, 2013 and nine months ended December 31, 2014 corrected. See Note 2 to the consolidated financial statements (Summary of Significant Accounting Policies—Correction of Basic and Diluted Net Loss Per Common Share).

Operating revenues. Service revenue decreased $0.276 million, or 29.7%, to $0.653 million for the three months ended December 31, 2014 from $0.930 million for the three months ended December 31, 2013. Service revenue decreased $0.487 million, or 18.5%, to $2.144 million for the nine months ended December 31, 2014 from $2.631 million for the nine months ended December 31, 2013. The decreases in the three and nine month periods can be attributed to declines in our lower margin international business. Our U.S. business has been our primary focus over the last several years as we have significantly expanded the functionality of our solutions. Our U.S. operations revenue declined over the prior year which is attributable to higher customer churn. For the three months and nine months ended December 31, 2014, approximately 97% and 3% of our revenues were from domestic and international operations, respectively, with 100% of our revenues from international operations coming from Mexico. The decline in service revenue was partially offset by our leasing of FCC licenses to Motorola that began on September 15, 2014.

For the three months ended December 31, 2014, revenues from domestic operations decreased $0.250 million, or 28.2%, to $0.637 million from $0.887 million for the three months ended December 31, 2013. For the nine months ended December 31, 2014, revenues from domestic operations decreased $0.394 million, or 15.9%, to $2.075 million from $2.469 million for the nine months ended December 31, 2013. The decrease for both the three and nine month periods can be attributed to higher customer churn. For the three months ended December 31, 2014, revenues from international operations decreased $0.026 million, or 61.4%, to $0.017 million from $0.043 million for the three months ended December 31, 2013. For the nine months ended December 31, 2014, revenues decreased $0.093 million, or 58.6%, to $0.069 million from $0.162 million for the nine months ended December 31, 2013 from international operations. The decline can be attributed to a decreased focus on our international operations.

Cost of revenue. Cost of revenue for the three months ended December 31, 2014 declined by approximately $0.010 million, or 4.0%, to $0.283 million from $0.295 million for the three months ended December 31, 2013. For the nine months ended December 31, 2014, cost of revenue declined by approximately $0.030 million, or 4.0%, to $0.791 million from $0.823 million for the nine months ended December 31, 2013. The reduction in cost of revenue for the three and nine month periods was a result of lower domestic revenue.

Gross profit. Gross profit decreased by $0.82 million, or 12.9%, to $0.552 million from $0.634 million for the three months ended December 31, 2014. For the nine months ended December 31, 2014, gross profit decreased by $0.242 million, or 13.4%, to $1.566 million from $1.808 million for the nine months ended December 31, 2013. The primary driver was the decline of our gross profit from international operations, which revenue is recorded on a net basis, which decreased by $0.026 million, or 61.4%, to $0.017 million from $0.043 million for the three months ended December 31, 2013. For the nine months ended December 31, 2014, our gross profit from international operations decreased by $0.093 million, or 58.6%, to $0.069 million from $0.162 million for the nine months ended December 31, 2013.

General and administrative expenses. General and administrative expenses for the three months ended December 31, 2014 increased by $3.103 million, or 1324%, from $0.234 million for the three months ended December 31, 2013. For the nine months ended December 31, 2014, general and administrative expenses increased by $7.560 million, or 1126.3%, from $0.671 million for the nine months ended December 31, 2013. The increase in general and administrative expenses for both the three and nine month periods is primarily attributable to stock compensation expense of $1.404 million and $4.680 million, respectively, associated with the grant of restricted stock units and stock options issued during the three and nine month periods ended December 31, 2014 as part of the actions approved by our board of directors in connection with our June 2014 private placement. Additionally, expenses of approximately $0.838 million and $1.710 million for the three and nine month periods, respectively, relate to costs of our planned increases in headcount in order to support our new business initiatives. Expenses relating to professional fees in connection with the June 2014 private placement and our qualifying to become a publicly traded company were approximately $0.430 million and $0.800 million for the three and nine month periods ended December 31, 2014, respectively. The increase of expenses for the nine months ended December 31, 2014 was partially offset by $0.144 million resulting from a net revenue under accrual adjustment from a prior period.

Sales and support expenses. Sales and support expenses increased by $0.132 million, or 38.0%, to $0.478 million for three months ended December 31, 2014 from $0.346 million for the three months ended December 31, 2013. For the nine months ended December 31, 2014, sales and support expenses increased by $0.104 million, or 9.8%, to $1.167 million from $1.063 million for the nine months ended December 31, 2013. The increase in expenses is due primarily to an increase in staff and headcount related costs.

Product development expenses. Product development expenses increased by $0.020 million, or 8.8%, to $0.243 million for the three months ended December 31, 2014 from $0.223 million for the three months ended December 31, 2013. This increase in expense was due primarily to an increase in staff. For the nine months ended December 31, 2014, product development expenses decreased by $0.018 million, or 2.6%, to $0.679 million from $0.697 million for the same period ended December 31, 2013. The decrease was attributable to lower headcount for the nine months ended December 31, 2014.

Depreciation and amortization expenses. Depreciation and amortization expenses increased for each of the three and nine month periods ended December 31, 2014 by approximately $0.01 million, as compared to each of the three and nine month periods ended December 31, 2013. The increase was the result of increased equipment required for higher staff levels.

Interest expense – affiliated entities. Interest expense for the three months ended December 31, 2014 was $0 as a result of debt obligations being settled in September 2014. For the nine months ended December 31, 2014, interest expense increased by $0.334 million, or 141%, to $0.571 million from $0.237 million for the nine months ended December 31, 2013. The increase was due to the accretion of $0.400 million in interest on our convertible promissory notes.

Comparison of years ended March 31, 2013 and 2014

The following table sets forth our results of operations for Fiscal 2013 and Fiscal 2014. The period to period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

Statement of Operations

	Year ended March 31
	2013	2014
	(As restated)	(As restated)
Operating Revenue
Service Revenue	$2,760,095	$3,539,595
Cost of Revenue
Service	825,834	1,124,121

Gross Profit	1,934,261	2,415,474

Operating Expenses
General and administrative	850,756	846,579
Sales and Support	1,247,505	1,382,024
Product development	715,918	934,818
Stock compensation expense	82,438	79,057
Depreciation and amortization	52,726	59,469

Total Operating Expenses	2,949,343	3,301,947

Loss from Operations	(1,015,082)	(886,473)
Other income	—	—
Interest expense – affiliated entities	(224,836)	(325,348)

Net Loss	$(1,239,918)	$(1,211,821)

Net loss per common share basic and diluted	$(9.78)	$(9.56)
Weighted-average common shares used to compute basic and diluted net loss per share	126,759	126,759

Service revenue. Service revenue increased by $0.780 million, or 28.24%, to $3.539 million for Fiscal 2014 from $2.760 million for Fiscal 2013. This increase can be attributed to an increase in revenue from our U.S. operations from $2.47 million to $3.34 million, or 35.2%, which was offset by a decline in revenue from our international operations from $0.289 million to $0.198 million, or 32%. Our U.S. business has been our primary focus over the last several years as we have significantly expanded the functionality of our solutions. Our U.S. operations revenue growth in Fiscal 2014 over Fiscal 2013 can be attributed to an improvement in sales mix of our higher priced pdvConnect Professional solution and to the launch of our solutions by our latest carrier partner, which was announced in March of 2013.

For Fiscal 2014, approximately 94% and 6% of our revenues were from domestic and international operations, respectively with 100% of our revenues from international operations from one carrier located in Mexico.

Cost of revenue. Cost of revenue increased by $0.298 million, or 36.12%, to $1.124 million for Fiscal 2014 from $0.826 million for Fiscal 2013. Our cost of revenue increase was due primarily to the increase in service revenue.

Gross profit. Gross profit increased 24.88% to $2.42 million for Fiscal 2014 from $1.93 million for Fiscal 2013. Our gross profit increased at a higher rate than our service revenue as we saw growth form our higher margin U.S. operations and a decline in our lower margin international operations. Revenue from our international carrier declined 31.6% to $0.198 million from $0.298 million.

General and administrative expenses. General and administrative expenses remained flat at $0.85 million for Fiscal 2014 and Fiscal 2013.

Sales and support expenses. Sales and support expenses increased approximately $0.14 million, or 10.78%, to $1.38 million for Fiscal 2014 from $1.25 million for Fiscal 2013. This increase in expenses was due primarily to investments made in connection with the launch of our latest carrier partner.

Product development expenses. Product development expenses increased $0.22 million, or 30.58%, to $0.93 million for Fiscal 2014 from $0.72 million for Fiscal 2013. This product development expense increase was due primarily to additional investments made in connection with the launch of our latest carrier partner and supporting existing customers.

Stock compensation expense. Stock compensation expense remained flat at $0.079 million for Fiscal 2014, compared to $0.082 million for Fiscal 2013.

Interest expense – affiliated entities. Interest expense increased $0.10 million, or 44.7%, to $0.33 million for Fiscal 2014 from $0.22 million for Fiscal 2013. This interest expense increase was due to interest incurred on additional debt incurred by the Company.

Liquidity and Capital Resources

At December 31, 2014, we had cash of $122.73 million.

Our accounts receivable are heavily concentrated in two of our three carrier partners. As of December 31, 2014, our accounts receivable balance was approximately $424,000 of which approximately $258,000 was due from one third-party carrier and approximately $93,000 was due from another third-party carrier, or approximately 61% and 22%, respectively.

Net cash provided (used) in operating activities. Net cash used in operating activities was $0.79 million and $0.74 million in Fiscal 2014 and Fiscal 2013, respectively. The majority of net cash used in operating activities was for working capital during Fiscal 2014. Net cash provided in operating activities was $3.804 million for the nine months ended December 31, 2014 as compared to ($0.699) million net cash used in operating activities for the nine months ended December 31, 2013.

Net cash from investing activities. Net cash from investing activities was $(0.069 million) and $(0.070 million) for Fiscal 2014 and Fiscal 2013, respectively. Net cash used in investing activities was approximately $92.0 million and $0.060 million for the nine months ended December 31, 2014 and 2013, respectively. The majority of net cash used in investing activities used during the nine months ended December 31, 2014 resulted from the release of the $13.5 million deposit and $76.8 million payment to Sprint for the Spectrum Assets.

Net cash from financing activities. Net cash from financing activities was $0.705 million and $0.976 million for Fiscal 2014 and Fiscal 2013, respectively. The majority of net cash provided by financing activities during Fiscal 2014 and Fiscal 2013 was from the proceeds of notes issued. Net cash from financing activities was $210.8 million and $0.593 million for the nine months ended December 31, 2014 and 2013, respectively. The majority of net cash provided by financing activities during the nine months ended December 31, 2014 resulted from the proceeds of the June 2014 private placement.

Proceeds from the June 2014 Private Placement. On June 10, 2014, we completed a private placement in which we sold 10,925,000 shares of common stock at a purchase price of $20.00 per share to certain investors in reliance on exemptions from registration under the Securities Act. The net proceeds from the June 2014 private placement were approximately $202.0 million. We used $90.0 million of the net proceeds from the June 2014 private placement, plus $10.0 million in shares of our common stock, to acquire the Spectrum Assets from Sprint. In connection with the Spectrum Closing, PDV Spectrum Holding Company, LLC, our subsidiary, entered into an agreement with Motorola in which it agreed to lease a portion of the FCC licenses we acquired from Sprint in exchange for an upfront, fully-paid leasing fee of $7.5 million and a $10.0 million investment in the Class B Units of PDV Spectrum Holding Company, LLC. Motorola has the right at any time to convert its 500,000 Class B Units into 500,000 shares of our common stock, representing a conversion price of $20.00 per share. We also have the right to force Motorola’s conversion into shares of our common stock on the occurrence of certain corporate events or at our election after September 15, 2016. Motorola is not entitled to any assets, profits or distributions from the operations of our subsidiary. The Class B Units have no redemption or call provisions and can only be converted into shares of the Company.

Following our acquisition of the Spectrum Assets from Sprint and our transactions with Motorola in September 2014, we had approximately $127.5 million in cash on hand.

We plan to use these proceeds to deploy a dedicated dispatch network in 20 major metropolitan areas throughout the United States. We intend to have sites in service in our first four markets by June 2015. We estimate that the expenses to deploy our network in these 20 major metropolitan areas will range from $30 million to $50 million, which amount includes the cost of acquiring and installing the network equipment plus the costs of hiring additional employees to support the rollout and our sales and marketing efforts, including building a sales network targeting dispatch-centric, small and medium-sized businesses. We intend to use the remaining funds for working capital purposes, which is expected to be $10 to $20 million over the next year.

Proceeds from the January 2015 Private Placement. On January 26, 2015, we completed a private placement with a secondary closing on January 30, 2015. We sold 57,470 shares of common stock at a purchase price of $25.00 per share to certain accredited investors in reliance on exemptions from registration under the Securities Act. The net proceeds from the January 2015 private placement were approximately $1,380,000. The purpose of this private placement was to secure additional round lot stockholders to enable us to satisfy the initial listing standards of the Nasdaq Capital Market. We intend to use the net proceeds for general corporate purposes, including working capital.

Operating Expenses. Based on our current estimates and assumptions, our operating expenses (other than stock based compensation) to implement our operating plan are expected to be approximately $25 million for Fiscal 2016. Our current operating plan does not include expenses associated with pursuing our spectrum initiatives discussed in this prospectus. If we pursue our spectrum initiatives, which is based in part on the success of this offering, we will incur additional operating expenses, including additional staff expenses and professional fees.

Our future capital requirements will depend on many factors, including the timing and amount of the revenues we generate from our dispatch network services and other product offerings and the time and extent of expenditures to support the rollout of our dispatch network, the development of new service offerings, sales and marketing activities and our activities associated with increasing the value of our spectrum. We believe our cash, anticipated cash flows from operations and the proceeds from this offering will be sufficient to satisfy our financial obligations through at least the next 12 months.

We cannot predict with certainty when, if ever, we will require additional capital to further fund our current business plan. Presently, we intend to cover our future operating expenses through, cash on hand and from revenue derived from our planned sales of network services and product offerings. We anticipate these revenues to commence in our 2016 fiscal year. Nevertheless, we may experience greater than expected cash usage to support our operating activities and business plan and/or our revenues may be lower than or take more time to develop than we anticipate. See “Risk Factors” in this prospectus for risks and uncertainties that could cause our operating costs to be more than we currently anticipate and/or our revenue and operating results to be lower than we currently anticipate. As a result, we cannot provide assurance that we will not require additional funding in the future. In addition, in the future, we may acquire businesses, technologies or spectrum or license technologies from third parties, and we may decide to raise additional capital through debt or equity financing to the extent we believe this is necessary to successfully complete these acquisitions or license these technologies. However, we cannot be sure that additional financing will be available if and when needed, or that, if available, we can obtain financing on terms favorable to us and our stockholders. Any failure to obtain financing when required would have a material adverse effect on our business, operating results, financial condition and liquidity.

Contractual Obligations and Indebtedness

Leases. We are obligated under certain lease agreements for office space. These leases expire on October 31, 2015, June 30, 2019, and May 31, 2020. Rent expense amounted to $21,790 and $28,962 for the three months ended December 31, 2014 and 2013. For the nine months ended December 31, 2014 and 2013, rent expenses were $83,087 and $85,600, respectively.

In November 2014, we entered into an agreement for new office space for the corporate headquarters. The lease is effective December 1, 2014 and expires May 31, 2020. In December 2014, we extended the lease for our California office to June 30, 2019.

As of December 31, 2014, our contractual obligations, including estimated payments due by fiscal year, were as follows:

	Payment due by Fiscal Year
	Total	2015	2016-2017	2018-2019	After 2019
Operating Lease Obligations(1)	$1,578,004	$62,298	$592,844	$656,493	$266,368
Total	$1,578,004	$62,298	$592,844	$656,493	$266,368

(1)	represents aggregate rentals, under non-cancelable leases for office space (exclusive of real estate taxes, utilities, maintenance and other costs borne by the Company) for the remaining terms of the leases as described in note 10 to the consolidated financial statements for each of the nine months ended December 31, 2014 and 2013.

Indebtedness. As of December 31, 2014, the satisfaction of our indebtedness was as follows:

•	We had a $3 million working capital line of credit with Brian McAuley, our Chairman, of which $1,470,000 has been drawn down as of June 30, 2014. The line of credit expires June 30, 2015 and all borrowings earned interest at 10% per annum. Commencing not later than September 30, 2015, we are obligated to repay Mr. McAuley $50,000 per quarter of principal plus interest accrued for the quarter then ended until the entire principal will have been repaid. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this line of credit, with $1.3 million of such repayment made through the issuance of 65,000 shares of our common stock, valued for this purpose at $20.00 per share and the balance in cash from the proceeds of the June 2014 private placement.

•	We issued a promissory note to Mr. McAuley, dated September 1, 2010, as amended March 31, 2011, in the principal amount of $540,000. This note earned interest at 10% per annum. No payments were due until June 30, 2015, at which point the entire balance of principal and accrued interest was be due and payable on demand of Mr. McAuley. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this note in cash.

•	We had issued convertible promissory notes (the “Convertible Notes”) to certain employees. The Convertible Notes earned interest of 10% per annum. Upon the election of the holder, principal and accrued interest due could convert into a number of shares of our common stock equal to the quotient obtained by dividing the entire outstanding principal amount and accrued interest by $13.25 per share. The Convertible Notes mature on June 30, 2015. In the event that the Convertible Notes were not converted into common stock and our Company achieved EBITDA in an amount equal to or greater than $5,000 for any quarter, within 30 days following such quarter, we agreed to use up to 20% of the EBITDA amount to pay the outstanding and unpaid principal and accrued interest to the note holders. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on each of the Convertible Notes in cash from the proceeds of the June 2014 private placement.

•	We issued redeemable convertible promissory notes (the “Redeemable Notes”) with contingently issuable detachable warrants in the amount of $475,491 and $541,465 during Fiscal 2014 and Fiscal 2013, respectively. The Redeemable Notes earned interest at 10% per annum. The principal amount plus any accrued interest was payable on June 30, 2015. In connection with the June 2014 private placement the Redeemable Notes were amended on May 14, 2014 to provide that the Redeemable Notes will automatically be converted into that number of shares of our common stock equal to the sum of 140% of the outstanding principal on the Redeemable Notes plus outstanding interest divided by $20.00 per share upon the closing of our acquisition of the Spectrum Assets. Following the Spectrum Closing, the Redeemable Notes, were converted into 77,734 shares of our common stock.

•	Total interest expense on all notes payable amounted to $570,737 and $236,821 for the nine months ended December 31, 2014 and 2013, respectively, of which $477,325 and $225,662 were derived from our related parties, respectively. Interest expense previously accrued was paid in September 2014.

Warranties. Our agreements with our customers generally include certain provisions for indemnifying them against liabilities if our services infringe a third party’s intellectual property rights or for other specified reasons.

Off-balance sheet arrangements

During Fiscal 2014 and Fiscal 2013, we did not have any relationships with unconsolidated entities or financial partnerships that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk.

The primary objective of our investment activities is to preserve our capital for the purpose of funding our operations. To achieve these objectives, we maintain a portfolio of cash, cash equivalents, and short-term investments in a variety of securities, including commercial paper and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are comprised of cash and cash equivalents. We currently do not hedge interest rate exposure. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We have limited foreign currency risk exposure as our business operates primarily in U.S. dollars. We do not have any foreign currency or other derivative financial instruments.

Recent Developments

pdvWireless. On March 16, 2015, we announced that we will conduct business under the name pdvWireless.

Effectiveness of Registration Statement and Listing on the Nasdaq Capital Market. On January 26, 2015, the SEC declared effective our registration statement on Form S-1 relating to the resale of 11,925,000 shares of common stock held by the selling stockholders (including 500,000 shares of common stock issuable upon the conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC issued to Motorola). We will not receive any proceeds from any sales by the selling stockholders. On February 3, 2015, shares of our common stock were listed for trading on the Nasdaq Capital Market under the symbol “PDVW.”

January 2015 Private Placement. On January 26, 2015, we completed a private placement with a secondary closing on January 30, 2015. We sold 57,470 shares of common stock at a purchase price of $25.00 per share to certain accredited investors in reliance on exemptions from registration under the Securities Act. The net proceeds from the January 2015 private placement were approximately $1,380,000. The purpose of this private placement was to secure additional round lot stockholders to enable us to satisfy the initial listing standards of the Nasdaq Capital Market. We intend to use the net proceeds for general corporate purposes, including working capital.

Equity Awards.

•	2014 Stock Plan: Our board of directors adopted our 2014 Stock Plan on May 12, 2014, which was approved by our stockholders on May 30, 2014, authorizing and reserving 1,200,000 shares of our common stock for issuance under our 2014 Stock Plan. The number of shares reserved for issuance under the 2014 Stock Plan automatically increased on January 1, 2015 by 623,651 shares of common stock and will increase on each subsequent anniversary through January 1, 2024 by an amount equal to the smaller of 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or a lesser amount determined by our board of directors.

•	Restricted Stock Units: From May 12, 2014 through December 31, 2014, we issued 83,804 restricted stock units for shares of our common stock to certain directors, employees and contractors of the Company.

•	Options: From May 14, 2014 through December 31, 2014, we awarded certain employees and contractors options to purchase 1,145,250 shares of our common stock with an exercise price of $20.00 per share. On January 29, 2015, options to purchase 240,000 shares of our common stock with an exercise price of $25.00 per share were awarded to certain employees and contractors. On February 11, 2015, options to purchase 4,000 shares of our common stock with an exercise price of $46.23 per share were awarded to certain employees.

As a result of these equity issuances during the nine months ended December 31, 2014, our financial statements for this period and future periods will report significant stock-based compensation expenses. Stock-based compensation expense was $4,680,802 for the nine months ended December 31, 2014, representing the $1,676,080 in expense related to the restricted stock units issued in the nine months ending December 31, 2014 and the amortization of the fair value of options issued between fiscal year 2009 and December 31, 2014.

BUSINESS

Overview

We are the only nationwide licensee of spectrum focused on implementing a nationwide dispatch network dedicated solely to businesses. We intend to deploy our network in 20 major metropolitan areas in the United States and to focus on serving dispatch-centric small and medium-sized businesses with fewer than 1,000 employees. We conduct business under the name pdvWireless.

Private Carrier Dispatch

Historically, the dispatch-centric market was primarily served by private networks constructed and operated by enterprises for their own use as well as local SMR operators. The first SMR operators received authorization from the FCC to offer services on their licensed spectrum in 1980. In 1987, Brian McAuley and Morgan O’Brien, our Chairman and Vice Chairman, respectively, founded Nextel Communications to acquire 800 MHz SMR licenses issued by the FCC and to launch what became a nationwide dispatch radio network. Motorola collaborated with them to introduce and deploy the iDEN technology on which the digital dispatch radio network was based. After developing the network and growing the total number of subscribers to approximately 23 million, Nextel merged with Sprint in August 2005 at a stand-alone value of approximately $36 billion.

In June 2013, Sprint de-commissioned the legacy Nextel iDEN network, which used the 900 MHz spectrum band, in favor of a deployment of 4G technologies, particularly the global standard LTE. Sprint has attempted to move its iDEN customers over to its deployed 4G network, which is comprised of contiguous spectrum at 800 MHz, 1900-2100 MHz and 2500 MHz. In addition to Sprint, most of the other large U.S. Tier 1 carriers offer a PTT product. However, because these carrier PTT services are super-imposed on a network designed primarily for telephony and data, many short-comings exist. Most apparent are latency (or delay) experienced after the “button” has been pushed due to user unavailability or inactive applications, as well as decreased quality of service and overall functionality and ease of use. While much innovation has been applied, and many downloadable dispatch applications have been developed by third parties, with varying degrees of success, there are still issues in the way that one-to-one and one-to-many communications are handled on telephony and data-based networks. The ease and simplicity of the iDEN “chirp” has been lost due to the complications that are inherent in a service that is not at the core of the carriers’ offerings and is super-imposed on networks primarily designed for alternative uses.

We believe that there are millions of former iDEN users, particularly in a number of industry verticals that are dispatch-centric (and on which we intend to focus), for whom the ease and simplicity of instant communications through PTT was the most compelling feature of iDEN. We believe that these customers, although only a subset of the former 23 million iDEN subscribers, will respond favorably to a new product that features performance and ease of use comparable to iDEN, which we intend to provide. As a result, we believe a void in the marketplace and a compelling opportunity to fill that void now exists.

Our Market Opportunity

The demand for wireless telecommunications has grown rapidly over the last twenty years, driven by the increased availability of services, technological advancements, regulatory changes, increased competition and lower prices. Within the wireless telecommunications industry, we believe there is a subset of users who demand a tailored solution suited to the dispatch-centric nature of their businesses. These dispatch-centric users typically have extended mobile asset and human resource profiles and have business operations that require simple, instant and reliable communications among their employees and business partners. These businesses operate within industry verticals such as construction, distribution, transportation, field services, waste management and hospitality. Given the nature of their operations, we believe certain users prefer instant PTT communication capabilities, which allow them to communicate with one touch of a “button” to another user (one-to-one) or many users (one-to-many) within their organizations. In dispatch applications, PTT provides several advantages to its users over telephony and data-based services, including: an easy-to-operate one-touch button, efficiency of communications and rugged equipment optimal for field use. Overall, PTT provides these users with functionality that increases speed, simplicity and reliability of communications.

In connection with our June 2014 private placement, we estimated the potential size of our addressable market by analyzing the 20 largest metropolitan statistical areas (“MSAs”) in the United States. Based on our analysis, we estimate that there are approximately 6.8 million users that are employed by our target customers within these 20 largest MSAs, which are small and medium-sized businesses of 1,000 or fewer employees in the construction, distribution, transportation, field services, waste management, and hospitality verticals. This translates to an addressable market size of approximately $2 billion to $5 billion in these 20 largest MSAs assuming that each such user is paying between $25 to $60 per month for their wireless services today.

We intend to establish our dispatch network in 20 major metropolitan areas throughout the United States. We expect that the 20 major metropolitan areas we select will include most, but not all, of the 20 largest MSAs. We plan to select our markets as well as the order of our network rollout based on a number of factors, including: the overall population size of the market, the number of dispatch-centric businesses in the market, the cost and effort required to establish our network in the market, the existing competition in the market and the strength of our distribution partners in the market. We anticipate our first markets will be located in the South and Northeast regions, with additional markets to be located in the Midwest, Southwest and West Coast regions. We intend to have sites in service in our first four markets by June 2015. We have commenced the site development process for these markets, including leasing cell tower sites and engaging in the engineering work required to bring sites into service. We have also commenced the process of retaining wireless dealers to act as our sales representatives for our network services in these markets. In March 2015, we commenced beta testing of our network in our first market.

Our Spectrum Assets

On September 15, 2014, we acquired the Spectrum Assets from Sprint, which included: (i) FCC licenses sufficient to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. Sprint divested the Spectrum Assets (which accounts for, on average, approximately 60% of the private radio band at 900 MHz in the top 20 metropolitan markets in the United States) primarily because the channel assignments are non-contiguous and not currently useable for the broadband technology it is deploying. We purchased the Spectrum Assets for $100 million, with $90 million paid in cash from the proceeds of the June 2014 private placement and $10 million paid in shares of our common stock. We estimate that we acquired the Spectrum Assets for approximately $0.06 per MHz of the U.S population in our licensed market area (“MHz/POP”). As of March 31, 2015, Sprint holds approximately 4.00% of our issued and outstanding shares of common stock.

The FCC has allocated the 900 MHz band into 40, 10-channel blocks of contiguous channels alternating between blocks for operation of SMR commercial systems and for operation of systems and blocks designated for B/ILT users, with FCC rules also enabling B/ILT blocks to be converted to SMR use. Subsequently, the FCC conducted overlay auctions on the SMR designated blocks that awarded geographic based licenses on an MTA basis while affording operational protection to incumbent, site-based licensees in those areas. We are now the largest licensee in the 900 MHz band, holding, on average, approximately 60% of the total number of SMR and B/ILT licensed frequencies in the 900 MHz band in the top 20 metropolitan markets in the United States. We hold almost every SMR MTA geographic license in all but a few markets in the United States, which provides us with a nationwide footprint in the contiguous United States plus Hawaii, Alaska and Puerto Rico as well as licenses for B/ILT and converted B/ILT licenses in most major markets, for an average of 240, 900 MHz channels in the top 20 metropolitan markets in the United States. We are not aware of any material interoperability issues with the 900 MHz spectrum licenses we acquired from Sprint.

Our Spectrum Opportunity

The current non-contiguous spectrum we acquired from Sprint is available for immediate use by proven narrowband technologies and we believe is more than sufficient to support our current business plan. Nevertheless, we believe that customer demand for high speed data and video services, even in the case of PTT users, should provide an impetus for the FCC to consider and potentially approve a change of a portion of the 900 MHz spectrum from narrowband to broadband. We believe there is a directly relevant precedent for this change within the 800 MHz band. In the 1990’s, licensees of the 800 MHz spectrum, including Nextel, approached the FCC with a request to revise its rules to permit a rebanding, or reconfiguration, of portions of the spectrum to create a broadband opportunity. The 800 MHz spectrum, on which Sprint is currently deploying portions of its network, is now, as a result of a series of FCC proceedings, a contiguous block of 14 MHz, or 7 MHz by 7 MHz (7x7 MHz).

In November 2014, we and the Enterprise Wireless Alliance submitted a Joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. In response to this filing, the FCC issued a public notice requesting public comments from interested third parties and asked a number of questions about our Joint Petition for Rulemaking. A number of interested third parties, including several incumbent operators, filed comments with the FCC expressing their views, including both support and concern, and asking a number of technical questions about our Joint Petition for Rulemaking. In March 2015, we scheduled and participated in an ex-parte meeting with the FCC to discuss our responses to the questions raised by the FCC and by third parties through the public comment process, and in May 2015, we and the Enterprise Wireless Alliance filed proposed rules with the FCC related to our Joint Petition for Rulemaking. The proposed rules outline our recommended procedural and technical operating parameters, including field strength limits, and processes related to the administration and sequence of the proposed realignment of the 900 MHz band. Although we believe our Joint Petition for Rulemaking is proceeding through the FCC process as we anticipated, we expect FCC consideration of our request to repurpose a portion of the 900 MHz spectrum from narrowband to broadband will take a significant amount of time. In addition, there is no assurance that the FCC will adopt our proposed rules, or ultimately approve our Joint Petition for Rulemaking. Further, the FCC may impose a number of requirements or restrictions on our business as a condition of its potential approval of our realignment request, which may include requiring us to acquire additional spectrum, to provide comparable facilities to incumbent licensees and pay the cost of their realignment and to utilize an emission mask with advanced filtering capability specifically designed to protect licensees in adjacent bands, all of which would be reflected in the total cost of implementing our realignment request.

Corporate Highlights in Fiscal 2015

During our fiscal year ended March 31, 2015 and through the date of this prospectus, we have achieved a number of corporate milestones and successes:

•	In June 2014, we completed a private placement financing in which we raised net proceeds of approximately $202.0 million.

•	In September 2014, we secured the necessary FCC approvals and completed our acquisition of the Spectrum Assets from Sprint Corporation for $100 million, including $90 million in cash and $10 million in shares of our common stock.

•	In September 2014, we entered into an agreement with Motorola Solutions, Inc. in which Motorola agreed to lease a portion of the spectrum we acquired from Sprint in exchange for an upfront, fully-paid leasing fee of $7.5 million and a $10 million investment in us.

•	We assembled a management team of telecommunications industry veterans focused on building the nation’s most business-centric, value-oriented wireless communications solutions provider and continue to grow our personnel. In October 2014, our President and Chief Executive Officer, John Pescatore, became a member of the board of directors of the Enterprise Wireless Alliance and we attended its leadership summit as the first step in raising our profile in the wireless industry.

•	In October 2014, we began the process of building out our dispatch network.

•	In November 2014, we and the Enterprise Wireless Alliance filed a Joint Petition for Rulemaking with the FCC proposing a realignment of a portion of the 900MHz spectrum from narrowband to broadband.

•	On March 23, 2015, we participated in an ex-parte meeting with the FCC to discuss our responses to the questions raised by the FCC and by third parties through the public comment process.

•	In February 2015, we became a public reporting company and listed common stock for trading on the Nasdaq Capital Market under the symbol “PDVW.”

•	In March 2015, we commenced beta testing of our dispatch network in our first market. We plan to deploy our network in 20 major metropolitan markets over the next two years.

•	In May 2015, we and the Enterprise Wireless Alliance filed proposed rules with the FCC related to our Joint Petition for Rulemaking, which outline recommended procedural and technical operating parameters, including field strength limits, and processes related to the administration and sequence of the proposed realignment of the 900 MHz band.

Our Dispatch Product Offerings

For our targeted set of dispatch-centric small and medium-sized business customers, we intend to offer our DispatchPlus communication service that will allow users to instantly set up PTT communications – either privately (one-to-one) or within a group (one-to-many) – within a regional service area. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we or our sales representatives offer to customers.

We also intend to include our proprietary, cloud-based pdvConnect mobile resource management solution as part of our DispatchPlus communication service. We designed pdvConnect to help companies increase their productivity through the delivery of real-time information from mobile workers to dispatch operators. The solution will enable quick response among workers in the field and streamlined dispatch operations through faster exchanges of information by prioritizing messages from the field, which can reduce or eliminate wasteful “on hold time,” and will aid in documenting incidents or work activities and collecting operational data to improve customer satisfaction. As a cloud-based solution, pdvConnect will allow users to deliver voice messages to any computer (via the internet) or to any phone on any network, thereby greatly enhancing the PTT communication capabilities of field personnel and allowing them to communicate not only with personnel within their organizations, but also with suppliers, vendors and customers.

Our pdvConnect mobile resource management solution will come bundled with the PTT handsets and devices offered to our customers. Therefore, each handset and device will be “ready out of the box” and will not require additional downloading of software. We also intend to offer customers our DispatchPlus solution at a monthly price that is significantly lower than the price they would pay for comparable services and functionality from the large carrier networks (Tier 1). Based on our market research, the Tier 1 carriers currently charge their customers monthly fees of $50 or more per subscriber for a comparable set of service and applications (i.e., unlimited PTT, mobile resource management solutions and SMS messages).

We intend to primarily offer our DispatchPlus solution to customers indirectly by entering into sales representative agreements with existing wireless dealers. We intend to leverage Motorola’s nationwide dealer network, which we believe consists of over 750 dealers nationwide in more than 1,500 locations, to select sales representatives. We believe this will enable us to reduce the upfront cost of establishing a nationwide sales and distribution network and will allow us to more quickly achieve sales productivity.

Currently, our target customers use PTT products on Tier 1 carriers via cellular systems or on local SMR networks. However, we believe our proprietary solution should provide significant advantages against each.

DispatchPlus versus Tier 1 Carrier Dispatch. For customers who require reliable dispatch radio service, we believe our solution will be superior to current services provided by the Tier1 carriers due to several key factors, including:

•	Lower monthly price – We will offer our solutions at a monthly price that is significantly lower than the monthly service fees currently charged by Tier 1 carriers for comparable features and applications.

•	Simplicity – Our handsets will allow for one-button dispatch calls (one-to-one and one-to-many) and are purpose-built for and dedicated to dispatch and field use.

•	Functionality – Our network and customer handsets and devices will be dedicated to dispatch (not super-imposed on a network designed for telephony and data), allowing for decreased latency and improved functionality and overall ease of use.

•	Support – We intend to provide an enterprise-grade, dedicated customer support team with specific expertise in dispatch communications and mobile resource management solutions.

DispatchPlus versus Traditional Local SMR Dispatch. We believe our solution will be superior to current products offered by local SMR providers due to several key factors, including:

•	Coverage – We have the opportunity to offer our customers a consistent service across a greater coverage area given our national spectrum position.

•	Simplicity – Our unique, patented resource management tool will be included in our solution for one low price. On local SMR networks, some of the functionality, but not all, can be obtained through separate purchases from multiple third-party vendors.

•	Functionality – We believe the workforce enhancement features included in our pdvConnect mobile resource management solution, some of which are not offered on local SMR networks, will allow our customers to recognize superior value and return on investment.

•	Capacity – While many local SMR operators have constrained spectrum, the spectrum we acquired from Sprint will generally support significantly more customers per target market (See “– Our Market Opportunity”).

Our Current Operations. We currently offer our proprietary, cloud-based pdvConnect mobile resource management solution to dispatch-centric business customers who utilize Tier 1 cellular networks. We market pdvConnect through our direct sales force and indirectly through two Tier 1 carriers in the United States. We previously marketed through an international Tier 1 carrier in Mexico. Our agreement with such international carrier will end during the first quarter of Fiscal 2016. We have entered into standard reseller, co-marketing and license agreements with these third-party carriers in the ordinary course of business. Our Tier 1 carrier partners market pdvConnect as an available application to complement their wireless service offerings. Generally, pdvConnect has been offered at a monthly unit price of up to $19.99. For the year ended March 31, 2014, approximately 94% and 6% of our revenues were from domestic and international sales of pdvConnect, respectively. For the nine months ended December 31, 2014 and 2013, approximately 97% and 3% and 94% and 6% of our revenues were from domestic and international operations, respectively. Revenues from these three carriers accounted for 47%, 31% and 6% of our revenues for Fiscal 2014, respectively. For the nine months ended December 31, 2014 and December 31, 2013, these three carriers accounted for 53%, 28%, and 3% and 50%, 26% and 6%, respectively, of our revenues. Nevertheless, based on the net proceeds we received in the June 2014 private placement and our current business strategy, we do not believe that the loss of any one of these third-party carriers would have material adverse effect on our business taken as a whole. Since inception, we have invested over $10 million into developing this proprietary technology.

Management Team Expertise. Our senior management team includes Brian McAuley and Morgan O’Brien, who were the co-founders of Nextel. In addition to Messrs. McAuley and O’Brien, our senior management team also includes several executives, including John Pescatore, our President and Chief Executive Officer, Timothy Gray, our Chief Financial Officer, and Leon Frazier, our Chief Sales and Marketing Officer, each of whom were involved in the growth of Nextel’s dispatch business. Their Nextel business plan first offered business users a dedicated dispatch radio network and then consolidated the fragmented 800 MHz SMR industry and eventually launched a nationwide dispatch radio network. They teamed with Motorola to develop the iDEN technology on which the Nextel dispatch radio network was deployed, and Motorola eventually became a major investor in Nextel when it sold Nextel its 800 MHz operations. After growing the subscriber base to approximately 23 million users, Nextel merged with Sprint at a stand-alone value of $36 billion in 2005. Since our acquisition of the Spectrum Assets in September 2014, we continued to assemble a management team of experienced and successful sales, operating, and technology personnel many of whom our senior management team previously worked with at Nextel or at other companies throughout the wireless industry.

Our Competitive Strengths

We believe the following strengths can provide us with a significant competitive advantage in implementing our business strategy:

Executive Team Track Record. Our senior executive team has a long, proven track record, with over 80 years of combined experience in the wireless telecommunications and dispatch radio industry. They are considered to be leaders in the industry and led the creation of the first all-digital nationwide wireless network that brought PTT to the mass business and consumer markets. Brian McAuley and Morgan O’Brien, our Chairman and Vice Chairman, respectively, were the co-founders of Nextel. While Mr. O’Brien remained on the board at Nextel, Mr. McAuley, after serving as Nextel’s President and Chief Executive Officer for seven years, went on to found NeoWorld Communications in 1999. NeoWorld was subsequently purchased by Nextel in 2003. In addition, several members of our current management team held leadership roles at Nextel, including our President and Chief Executive Officer, John Pescatore, who also served at NeoWorld, Leon Frazier, our Chief Sales and Marketing Officer, and Timothy Gray, our Chief Financial Officer. We believe the combined strength of our executive team provides us with a significant competitive advantage.

Dedicated Network. We believe our ability to provide a dedicated network to our targeted dispatch-centric customers in select markets throughout the United States will be a significant competitive advantage. Although the largest carriers offer a PTT service, these PTT solutions are super-imposed on a network designed primarily for telephony and data-based services. As a result, many short-comings exist. Some of those shortcomings can include latency, or delay, issues, as well as reduced quality, functionality and overall ease of use. We believe our network solution, which will be dedicated to dispatch, can restore the speed, simplicity and reliability demanded by our targeted dispatch-centric customers and can enhance their communications within their organizations and with their suppliers, vendors and customers.

Bundled Mobile Resource Management Solution. Our DispatchPlus service will bundle our pdvConnect mobile resource management solution with a dedicated network and customer handsets and devices designed for dispatch and PTT communications, all at a monthly price that is significantly lower than the price customers would pay for comparable services and functionality from the Tier 1 carriers. While SMR dispatch providers may offer their solutions at competitive prices, we believe our DispatchPlus service should provide two significant advantages: (i) our service should provide greater coverage given our nationwide spectrum position and (ii) our service will include our proprietary pdvConnect solution, which, on local SMR networks, can only be obtained piecemeal through separate purchases from third-party vendors.

Attractive Pricing Model. We believe our total solution should provide significant value for our dispatch-focused customers and arguably greater value than our competitors’ comparable offerings. We intend to offer our solution at a monthly price that is significantly lower than the monthly fees currently charged by Tier 1 carriers for comparable offerings. In addition, given the amount of “prime” (below 1 GHz) spectrum we acquired, and particularly the price at which we acquired it, we believe our cost for spectrum is considerably less than recent industry transactions, which should provide us with the opportunity to provide significant value to our customers. We believe the value that we can offer to our customers will drive our ability to attain market share and increase our market penetration.

Robust Financial Model. We believe several advantages in our business model will drive attractive financial returns. We plan to deploy a network using high-site, high-power architecture, which on average will initially require 10 to 12 sites per market, as compared to hundreds of sites required by the low-site, low-power architectures that many of our competitors utilize. We believe this will drive significantly lower operating expense and capital expense obligations versus Tier 1 carriers. Also, because our solution is integrated with a customer’s business processes and the customer makes an investment in the equipment when they select our solution, we believe that the churn rate of our target customers will be lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Strategic Relationships. We have long-standing relationships with customers, vendors and wireless industry leaders. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer customers. In addition, we intend to leverage Motorola’s nationwide dealer network, which we believe consists of over 750 dealers nationwide in more than 1,500 locations, to sell our service. We believe this will enable us to reduce the upfront cost of establishing a nationwide sales and distribution network and will allow us to more quickly achieve sales productivity. Also, we believe our long-standing relationships with our customers and wireless industry leaders will help us develop our dispatch network. In addition, in connection with the acquisition of the Spectrum Assets, our subsidiary, PDV Spectrum Holding Company, LLC, entered into an agreement with Motorola in which it agreed to lease a portion of our FCC Licenses in exchange for an upfront, fully-paid lease fee of $7.5 million and a $10 million investment in the Class B Units of PDV Spectrum Holding Company, LLC. Motorola has the right at any time to convert its Class B Units on a one-for-one basis into 500,000 shares of our common stock, representing a conversion price of $20.00 per share. We have the right to force Motorola’s conversion into shares of the Company’s common stock on the occurrence of certain corporate events or at our election after September 15, 2016. Motorola is not entitled to any profits or other distributions from the operations of PDV Spectrum Holding Company, LLC.

Under the terms of our lease agreement with Motorola, Motorola can use the leased channels to provide narrowband services to certain qualified end-users. The end-users can only use the leased channels for their own internal communication purposes. The end-users cannot sublease the channels to any other end-users or to any commercial radio system operations or carriers.

The lease agreement specifically states that the channels leased to Motorola will not be used in a manner that would be competitive with our services and limits the total number of channels that Motorola can lease. The lease agreement provides us with flexibility regarding the future use and management of our spectrum, including setting forth relocation and repurposing policies for the leased channels.

Motorola cannot enter contracts with end-users after December 31, 2020 without our consent and the payment of an additional fee. The initial lease period for any end-user cannot last more than seven years, and the lease can be renewed for up to three years for an aggregate lease period of up to 10 years. In addition, we agreed to purchase equipment manufactured by Motorola for our network, provided that Motorola makes reasonable efforts to ensure the equipment meets our required sourcing criteria.

Our Business Strategy

We intend to seek to generate revenue growth through the following strategies:

Establish a Nationwide Presence. We are a licensee of nationwide spectrum in the 900 MHz band. We intend to establish a nationwide presence by first entering 20 major metropolitan areas in the United States. Within these markets, we intend to provide a dedicated network to our targeted dispatch-centric customers, which we believe will reduce many of the functionality issues these customers currently experience on the Tier 1carrier networks and will allow for full operability, even during high usage events. As the only nationwide licensee focused on the dispatch network, we will have the opportunity to offer strong dispatch-only coverage in the United States, which will allow us to serve businesses with a presence in more than one local market. In addition, we believe this national presence should provide us with both scale and leverage that existing local SMR competitors may have difficulty achieving. We intend, based on current assessments, to have sites in service in our first four markets by June 2015. We believe, based on our current assessments, that the expenses to establish our dedicated network in these 20 metropolitan areas will range from $30 million to $50 million.

Provide a Differentiated Service. Following Sprint’s decision to de-commission its iDEN network in June 2013, we believe a compelling opportunity to provide a differentiated PTT service has emerged. We intend to provide our differentiated DispatchPlus solution using state-of-the-art technology on dedicated networks in 20 major metropolitan areas throughout the United States. DispatchPlus, comprised of PTT communications and our proprietary pdvConnect solution, will provide our customers with instant PTT communications abilities combined with a holistic workforce management solution, pdvConnect, that allows our customers to achieve greater workplace efficiency and return on investment. We believe DispatchPlus should provide our target customer group with the speed, simplicity, reliability and efficiency they demand.

Acquire and Retain the Most Valuable Customers. We intend to focus on acquiring and retaining the most valuable customers spanning industry verticals that have historically been dispatch-centric. These verticals include construction, distribution, transportation, field services, waste management and hospitality. Given the potential advantages of our service over current PTT and dispatch solutions, we believe that we have the opportunity to gain market share as our customers choose our solution for a variety of factors, including price, quality of service, functionality, reliability and ease of use. In addition, because our solution is integrated with a customer’s business processes and the customer makes an investment in equipment when they select our solution, we believe that the churn rate of our target customers will be significantly lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Leverage our Established Industry Relationships. Due to our executive team’s long, proven track record, we have significant market expertise and established industry relationships. We have significant relationships with wireless industry leaders and PTT operators. We intend to leverage these relationships in order to provide us with both a strategic and operational advantage. In addition, we intend to leverage our existing relationships to hire and retain experienced and successful sales, operating, and technology personnel. We have entered into a reseller agreement with Motorola, who has agreed to provide us with its Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer to our customers. We also intend to utilize Motorola’s existing dealer network to sell our service. We believe this approach will “jump start” our sales and distribution network, thus reducing the typical distribution start-up costs and providing more immediate sales productivity.

Strategically Expand and Enhance Geographic Market Presence. Once we have successfully entered our initial 20 target markets, we intend to seek to further expand and enhance our geographic market presence into other attractive market areas, including smaller, medium-sized markets through a variety of means, including deploying our own systems, leasing or franchising operations throughout the United States.

Increase the Value of Our Spectrum. We hold, on average, approximately 60% of the private radio band at 900 MHz in the top 20 metropolitan markets in the United States. While we intend to provide our DispatchPlus product on narrowband technologies over the shorter term, we anticipate demands for high speed data and video services, even in the case of PTT users, should provide an impetus for change over the longer term. We believe our past successes, combined with our anticipated market position as a leading private dispatch carrier, provides us with the opportunity to request that the FCC repurpose a portion of our spectrum. We believe this strategy can significantly increase the value of our spectrum, possibly leading to 3x3 MHz broadband opportunities. In furtherance of this strategy, we and the Enterprise Wireless Alliance submitted a Joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. In response to this filing, the FCC issued a public notice requesting public comments from interested third parties and asked a number of questions about our Joint Petition for Rulemaking. A number of interested third parties, including several incumbent operators, filed comments with the FCC expressing their views, including both support and concern, and asking a number of technical questions about our Joint Petition for Rulemaking. After these public comments were filed, we scheduled and participated in an ex-parte meeting with the FCC to discuss our responses to the questions raised by the FCC and by third parties through the public comment process, and in May 2015, we and the Enterprise Wireless Alliance filed proposed rules with the FCC related to our Joint Petition for Rulemaking. The proposed rules outline our recommended procedural and technical operating parameters, including field strength limits, and processes related to the administration and sequence of the proposed realignment of the 900 MHz band. Although we believe our Joint Petition for Rulemaking is proceeding through the FCC process as we anticipated, we expect FCC consideration of our request to repurpose a portion of the 900 MHz spectrum from narrowband to broadband will take a significant amount of time, and there is no assurance that the FCC will approve our request. Furthermore, any FCC approval or repurposing may be subject to legal objections from other licensees and users of the 900 MHz spectrum. As a result, there is no assurance that we will ultimately be successful in obtaining the necessary approvals required to repurpose a portion of the 900 MHz spectrum from narrowband to broadband. In addition, the FCC may impose a number of requirements or restrictions on our business as a condition of its potential approval of our realignment request, which may include requiring us to acquire additional spectrum, to provide comparable facilities to incumbent licensees and pay the cost of their realignment and to utilize an emission mask with advanced filtering capability specifically designed to protect licensees in adjacent bands, all of which would be reflected in the total cost of implementing our realignment request.

The primary purpose for pursuing this offering is to raise funds to support our initiatives to increase the value of our spectrum assets and to support the Joint Petition for Rulemaking we submitted with the FCC to repurpose a portion of our 900MHz spectrum from narrowband to broadband. We intend to prioritize our future expenditures of the proceeds from this offering on acquiring additional FCC licenses for spectrum, including SMR blocks and site specific licenses, that we believe will ease the process of repurposing a portion of the 900 MHz spectrum from narrowband to broadband if and when the FCC approves our Joint Petition for Rulemaking. See “Use of Proceeds.”

We currently have offer letters outstanding to acquire additional spectrum, and in connection therewith, may issue up to an aggregate of 20,000 shares of common stock.

Our Network and Technology

Our devices, including our handsets and vehicle-mounted devices, as well as the state-of-the-art dispatch network infrastructure that we intend to deploy has been developed and designed by Motorola.

Our Network Technology. For over 80 years, Motorola has set the standard for dispatch radio and PTT. Currently, Motorola and the Company are discussing the use of MotoTRBO, a fully digital, Time-Division Duplexing (“TDD”) technology, which is highly efficient given its ability to derive two voice paths from a single 12.5 KHz channel. MotoTRBO is state-of-the-art technology that provides superior voice quality and PTT functionality. Motorola also has other digital radio technologies which the Company may choose to deploy.

Our network will be supported by Motorola Digital Technology, including serving as the necessary hardware on which our network will be propagated, via high-site, high-power architecture and through rugged personal devices. This is an important distinction about our network, versus cellular. We intend to use the high-site, high-

power architecture that puts PTT at the core of functionality. In contrast to cellular technologies, such as the former iDEN network, our network architecture will not be based on a low-elevation, low-power, multi-site configurations designed to support mobile data and telephony, which requires hundreds, and in some cases thousands, of cell sites in a general market or metropolitan area. Instead, the architecture of Motorola Digital Technology is high-site, high-power with few sites needed in a general market or metropolitan area to provide on-street coverage. As a result, we can deploy our network on far fewer sites in a metropolitan area as compared to cellular technologies. Our network will also be designed for optimum PTT performance either in one-to-one or one-to-many communications. In addition, as preferred by our target customers, the corresponding personal devices we intend to offer will be larger, more powerful, and more “ruggedized” than typical phones and/or smartphones. Although the high-site, high-power architecture is not optimal for cellular telephony and signal coverage can be limited in dense areas, such as being inside of a building in an urban area, it is optimal for PTT dispatch, particularly for one-to-many communications. In addition, because high-power, high-site architecture initially will have approximately 10 to 12 sites per market, as opposed to hundreds required by low-site, low-power architectures, we believe that our cost of deployment and operation will be much less and the time for deployment much quicker. Finally, because the Motorola Digital Technology is a currently existing and proven technology, our network deployment is not subject to developmental risk or supply delays.

Devices. In addition to our network infrastructure, Motorola has agreed to provide our PTT handsets and vehicle-mounted devices. We intend to sell these handsets and devices to end-users through Motorola’s dealer channel. We also intend to include pdvConnect, our patented bundle of cloud-based mobile resource application software, preloaded on these handsets and devices.

Our DispatchPlus Services

We intend to deploy our PTT network in 20 major metropolitan areas throughout the United States. We believe this dedicated network offering will significantly improve latency, functionality, voice quality and ease of use for our customers, which can increase their operating efficiency and provide them with the reliability, speed and simplicity they require.

In addition to providing PTT dispatch services, DispatchPlus will include our existing pdvConnect mobile resource management solution. This proprietary service offering is designed to give customers the ability to instantly set up PTT communications – either privately (one-to-one) or with a group (one-to-many) – within their calling area with just the touch of a “button.” In addition, we believe pdvConnect will help companies increase productivity through the delivery of real-time information from mobile workers to dispatch operators, including GPS tracking and real time location, worker status, activity reporting and field event logging. PdvConnect can also integrate with corporate intranets and back-office systems, such as sales force automation, order entry, inventory tracking and customer relationship management. We intend to continually seek to enhance our wireless business solutions to meet the needs of specific customers based on their industry and individualized business needs, including a wide array of fleet and workforce management services that utilize the capabilities of our data network, such as the ability to accurately and in real time, locate handsets using Global Positioning System technology. We intend to back our services with an enterprise-grade, dedicated customer support team.

Below is a table that summarizes some of the key features of our pdvConnect suite, most of which we intend to include as part of our DispatchPlus service:

Select pdvConnect Features

•	Intelligent Call Queuing / Prioritization

•	Color Coded Worker Status Mapping

•	PTT Clock In / Out

•	PTT Job Start / Job Complete

•	PTT Broadcast to Any Mobile Device

•	Geofencing

•	Workforce Tracking

•	Locate Nearest Worker

•	Desktop and Tablet Command Center

•	Dispatch Dashboard & Metrics

•	Business Reporting

•	Log Arrivals / Departures to Key Locations

Our Sales and Marketing Strategy

We intend to target small and medium-sized businesses with fewer than 1,000 employees. Our plan is to primarily focus on industry verticals that, given the nature of their business and their asset and human resource profile, have historically been dispatch-centric. These verticals include construction, distribution, transportation, field services, waste management and hospitality. We believe our DispatchPlus service should provide these businesses with the instant communication they need, and, coupled with our pre-packaged pdvConnect workforce management solution, the speed and simplicity they need to operate efficiently. We intend to offer our services on a no-contract basis, with services billed on a monthly basis according to the applicable pricing plan.

We intend to establish our dispatch network in 20 major metropolitan areas throughout the United States. We plan to select our markets as well as the order of our network rollout based on a number of factors, including: the overall population size of the market, the number of dispatch-centric businesses in the market, the cost and effort required to establish our network in the market, the existing competition in the market and the strength of our distribution partners in the market. We intend to have sites in service in our first four markets by June 2015 and have commenced the process of retaining wireless dealers to act as our sales representatives for our network services in these markets.

We intend to market and sell our products through indirect sales representatives that primarily consist of the dealer network currently used by the manufacturing partner we select. For example, Motorola currently has a dealer network, which we believe consists of over 750 dealers nationwide at over 1,500 locations. We intend to offer these dealers attractive sales commissions programs, which we intend to include residual fees.

To establish our dispatch network, we intend to execute on a marketing and sales strategy. Our marketing strategy will primarily focus on:

•	Identifying and targeting high-value, small and medium-sized business customers that we believe will benefit from our DispatchPlus service;

•	Developing and bringing to market innovative products and services that continue to differentiate us from other wireless communications service providers that provide PTT solutions; and

•	Focusing our advertising and marketing efforts on communicating the benefits of our services to our targeted group of potential small and medium-sized business customers.

Our Competition

We believe that the market for wireless and dispatch services has been and will continue to be characterized by competition on the basis of price, the types of services and devices offered and quality of service. We will compete with a number of wireless Tier 1 carriers, including the largest four national wireless companies: AT&T, Inc., Verizon Wireless, Sprint Corp. and T-Mobile US Inc. While most of these competitors provide PTT services and mobile resource management solutions, they do not provide customers with a dedicated network for PTT, and prices for services comparable to our DispatchPlus are usually higher or require an additional subscriptions for cellular voice and/or data plans. We believe we will serve a dispatch niche not currently served well be the Tier 1 carriers. (See “– Overview”).

In addition to the Tier 1 carriers, we also compete with local SMR and other dispatch service providers. While these providers are competitive in terms of price for their basic PTT service, we believe that our proprietary solution should provide a distinct competitive advantage due to our nationwide spectrum footprint as well as our pdvConnect workforce management solution that will come pre-packaged in the devices we deliver. On local SMR networks, some of the functionality, but not all, can be obtained from separate purchases from multiple third-party vendors. We believe our bundled solution provides our customers with additional value along with the speed, simplicity and reliability they demand. (See “– Overview”).

Our Relationship with Sprint Corporation

On May 13, 2014, we entered into the Sprint APA, to acquire the Spectrum Assets from Sprint, including: (i) FCC licenses to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. We agreed to pay Sprint an aggregate of $100 million, consisting of $90 million in cash and $10 million in shares of our common stock at a price equal to $20.00 per share.

Pursuant to the terms of the Sprint APA, the parties prepared and filed with the FCC the applications necessary to transfer the 900 MHz licenses from Sprint to the Company. The parties also prepared and submitted the filing required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

On September 8, 2014, we obtained the necessary approvals from the FCC to transfer the FCC licenses from Sprint to the Company, and on September 15, 2014, we completed the Spectrum Closing. At the Spectrum Closing, we issued 500,000 shares of our common stock, and delivered the balance of the $90 million purchase price, to Sprint. Pursuant to the Sprint APA, we assumed all liabilities related to the Spectrum Assets after the date of the Spectrum Closing, with Sprint retaining all liabilities that have been incurred prior to the date of the Spectrum Closing. Pursuant to the Sprint APA we also entered into a transition services agreement that details the activities Sprint will perform for the Company related to the continued operation of the Spectrum Assets for a period after the Spectrum Closing. We are required to pay Sprint a customary fee for providing these transition services.

Our Relationship with Motorola

We have signed a reseller agreement with Motorola pursuant to which we have agreed to purchase, and Motorola has agreed to supply us with, Motorola Digital Technology and radio equipment to be used in the operation of our nationwide dispatch radio network.

Additionally, in connection with the Spectrum Closing, Motorola invested $10 million in our subsidiary PDV Spectrum Holding Company, LLC, that we formed to hold all of the 900 MHz spectrum we acquired from Sprint. Motorola’s ownership interests in the subsidiary is convertible into shares of our common stock at a price equal to the $20.00 per share. Motorola is not entitled to any profits or other distribution from the operations of our subsidiary. We also entered into a spectrum rights agreement pursuant to which we leased 900 MHz spectrum to Motorola.

Intellectual Property

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade-secret laws, as well as confidentiality provisions in our contracts. We have implemented a patent strategy designed to protect our technology and facilitate the commercialization of our product offerings. Currently, our patent portfolio is comprised of six issued U.S. patents, two issued European patents, and one pending U.S. patent application, all of which have been assigned to and are owned by the Company. In addition, we have several trademarks and service marks to protect our reputation, goodwill and brand. There are no claims or litigation regarding trademarks, patents, copyrights, or service marks. We also rely on trade-secret protection of our intellectual property. We enter into confidentiality agreements with third parties, employees and consultants when appropriate.

Regulation

We hold licenses as a non-interconnected, non-common carrier SMR service provider, and are subject to regulation as a Private Mobile Radio Service (“PMRS”) licensee by the FCC. The FCC regulates the licensing, construction, operation and acquisition of our wireless operations and wireless spectrum holdings in the United States.

Within the limitations of available spectrum and technology, PMRS operators are authorized by the FCC to provide non-interconnected mobile communications services, including two-way radio dispatch (sometimes referred to as walkie-talkie), and mobile data and internet services. We intend to use Motorola Digital Technology developed and manufactured by Motorola to deliver these services on our non-contiguous 900 MHz spectrum.

Licensing. Wireless communications providers using the spectrum we are acquiring must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. The FCC issues each license for a fixed period of time, typically 10 years in the case of SMR licenses like ours. While the FCC has generally renewed licenses given to operating companies like us, the FCC has authority to both revoke a license for cause and to deny a license renewal if a renewal is not in the public interest. Furthermore, we could be subject to fines, forfeitures and other penalties for failure to comply with FCC regulations, even if any such non-compliance was unintentional. The loss of any licenses, or any related fines or forfeitures, could adversely affect our business, results of operations and financial condition.

The Communications Act of 1934, as amended, and FCC rules require the FCC’s prior approval of the assignment or transfer of control of wireless licenses, with limited exceptions. The FCC may prohibit or impose conditions on assignments and transfers of control of licenses. Non-controlling interests in an entity that holds a wireless license generally may be bought or sold without FCC approval. The FCC engages in a case-by-case review of transactions that involve the consolidation of spectrum licenses or leases and may apply a spectrum “screen” in examining such transactions. Because an FCC license is necessary to lawfully provide wireless service, if the FCC were to disapprove any such filing, our business plans would be adversely affected. The FCC’s rules permit spectrum lease arrangements for a range of wireless radio service licenses, including our licenses, with FCC oversight. Approval from the Federal Trade Commission and the Department of Justice, as well as state or local regulatory authorities, also may be required if we sell or acquire spectrum.

900 MHz Band Spectrum Reconfiguration. FCC cooperation and approval is required to allow repurposing of 900 MHz spectrum to create a contiguous 6 MHz position in that band consistent with our long-range plans, as well as for the deployment of broadband that is capable of supporting LTE. A decision by the FCC declining to permit the needed spectrum repurposing could have a significant effect on our future plans for provision of broadband services.

FCC Regulations. The FCC does not currently regulate rates for services offered by PMRS providers. We may be subject to other FCC regulations that impose obligations on wireless providers, such as federal Universal Service Fund obligations, which require communications providers to contribute to a fund that supports subsidized communications services to underserved areas and users; rules governing billing, subscriber privacy and customer proprietary network information; roaming obligations; rules that require wireless service providers to configure their networks to facilitate electronic surveillance by law enforcement officials; rules governing spam, telemarketing and truth-in-billing; and rules requiring us to offer equipment and services that are accessible to and usable by persons with disabilities, among others. There are also pending proceedings that may affect spectrum aggregation limits and/or adjustment of the FCC’s case-by-case spectrum screens; regulation surrounding the deployment of advanced wireless broadband infrastructure; the imposition of text-to-911 capabilities; and the transition to IP networks, among others. Some of these requirements and pending proceedings (of which the foregoing examples are not an exhaustive list) pose technical and operational challenges to which we, and the industry as a whole, have not yet developed clear solutions. We are unable to predict how these pending or future FCC proceedings may affect our business, financial condition or results of operations. Our failure to comply with any applicable FCC regulations could subject us to significant fines or forfeitures.

State and Local Regulation. In addition to FCC regulation, we may be subject to certain state regulatory requirements. The Communications Act of 1934, as amended, preempts state and local regulation of the entry of, or the rates charged by, any PMRS provider. State and local governments are permitted to manage public rights of way and can require fair and reasonable compensation from wireless providers for use of those rights of way so long as the compensation required is publicly disclosed by the government. The siting of base stations also remains subject to state and local jurisdiction. States also may impose competitively neutral requirements that, among other things, are necessary for universal service or to defray the costs of state E911 services programs, to protect the public safety and welfare, and to safeguard the rights of customers.

Tower Siting. As a wireless system, we may be required to comply with various federal, state and local regulations that govern the siting, lighting and construction of transmitter towers and antennas, including requirements imposed by the FCC and the Federal Aviation Administration. FCC rules subject certain tower site locations to extensive zoning, environmental and historic preservation requirements and mandate consultation with various parties, including State and Tribal Historic Preservation Offices, which can make it more difficult and expensive to deploy facilities. The FCC has, however, imposed a tower siting “shot clock” that requires local authorities to address tower applications within a specific timeframe, which can assist carriers in more rapid deployment of towers. The FCC antenna structure registration process also imposes public notice requirements when plans are made for construction of, or modification to, antenna structures required to be registered with the FCC, potentially adding to the delays and burdens associated with tower siting, including potential challenges from special interest groups. To the extent governmental agencies continue to impose additional requirements like this on the tower siting process, the time and cost to construct towers could be negatively impacted.

Motor Vehicle Restrictions. A number of states and localities have banned or are considering banning or restricting the use of wireless phones while driving a motor vehicle, which in many instances includes the use of PTT devices. Such bans could cause a decline in the number of minutes of use by subscribers or make our service less attractive to certain potential subscribers.

Electronic Surveillance. We may be required by law to provide certain surveillance capabilities to law enforcement agencies. If required, we intend to deliver the requisite surveillance capabilities to law enforcement with respect to our PTT service.

National Security. National security and disaster recovery issues continue to receive attention at the federal, state and local levels. For example, Congress is expected to again consider cyber security legislation to increase the security and resiliency of the nation’s digital infrastructure. In 2013, the President issued an executive order directing the Department of Homeland Security and other government agencies to take a number of steps to improve the security of the nation’s critical infrastructure. The details surrounding the implementation of this order have not been resolved, however, and we cannot predict the cost impact of such measures. Moreover, the FCC continues to examine issues of network resiliency and reliability and may seek to impose additional regulations designed to reduce the severity and length of disruptions in communications.

Legal Proceedings and Other Matters

We are not involved in any legal proceedings or other legal matters at this time. However, from time to time, we may be involved in litigation that arises from the ordinary operations of business, such as contractual or employment disputes or other general actions.

Properties

In November 2014, we entered into a lease for our new corporate headquarters at 3 Garret Mountain Plaza, Suite 401, Woodland Park, New Jersey, for 66 months. The leased facility includes approximately 10,500 square feet of office space. The base rent under the lease is $14,875 per month beginning on June 1, 2015 with 3% annual escalators. We have the right of first offer for approximately 5,000 additional square feet, if the space becomes available. In December 2014, we renewed our lease at 3377 Carmel Mountain Road, San Diego, California. The leased facility includes approximately 4,500 square feet of office space. The lease is for 48 months with the base rent at $5,688 with 3% annual escalators. The lease contains one option to extend for an additional two years at our discretion. In September 2014, we entered into a lease at 1950 Roland Clarke Place, Suite 120, Reston, Virginia, for one year. The leased office facility includes approximately 2,600 square feet. The lease contains a renewal option for a term of one year at our discretion. We do not own any real property.

Employees

As of March 31, 2015, we had 46 full-time employees. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is positive.

Corporate Information

Our principal executive offices are located at 3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424. Our main telephone number is (973) 771-0300. Our internet website is www.pdvwireless.com. Information contained on our website is not part of the registration statement of which this prospectus is a part.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of May 11, 2015.

Name	Age	Position with Pacific DataVision
Brian McAuley	74	Chairman of the Board
Morgan O’Brien	70	Vice Chairman of the Board
John Pescatore	50	Chief Executive Officer, President and Director
Timothy Gray	45	Chief Financial Officer
Frank Creede	56	Chief Technical Officer
Leon Frazier	68	Chief Sales and Marketing Officer
Richard E. Rohmann	69	Executive Vice President and Secretary
T. Clark Akers	57	Director
Andrew Daskalakis	81	Director
Peter Schiff	63	Director
John C. Sites	63	Director

The business address for our directors and executive officers is c/o Pacific DataVision, Inc., 3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424.

Brian D. McAuley. Mr. McAuley has served as our Chairman of the Board since 2004. Mr. McAuley is a co-founder of Nextel Communications, Inc. and held senior executive positions at Nextel from its inception in 1987 until 1996, including seven years as president and chief executive officer. Upon leaving Nextel, he joined Imagine Tile, Inc., a custom tile manufacturer, where he served as chairman and chief executive officer from 1996 to 1999 and where he continues to serve as chairman. He also served as president and chief executive officer of NeoWorld Communications, Inc., a wireless telecommunications company, from 1999 until the sale of that company to Nextel in 2003. Mr. McAuley is a certified public accountant and, prior to co-founding Nextel, his positions included chief financial officer of Millicom Incorporated, corporate controller at Norton Simon Inc. and manager at Deloitte & Touche LLP. He also currently serves on the board of directors of United Rentals (NYSE: URI). Mr. McAuley has a Bachelor of Business Administration Degree from Adelphi University and is a member of various finance and telecommunications industry organizations.

We believe Mr. McAuley is qualified to serve on our board of directors based on his prior experience in founding, building and serving as an executive officer at leading telecommunications companies, his prior experience in building a nationwide dispatch network at Nextel and his experience serving on the board of directors of other private and public companies.

Morgan E. O’Brien. Mr. O’Brien has served as a member of our board of directors since April 2012, and as Vice Chairman since May 2014. From January 2009 to present, Mr. O’Brien has served as an independent consultant to several wireless start-ups and as a member of the board of directors of Global Telecom and Technology, Inc. As the co-founder and chairman of Nextel Communications, Inc., Mr. O’Brien led the creation of the first all-digital nationwide wireless network (the Nextel National Network) and brought PTT (PTT) communication to the mass business and consumer market. After the merger of Nextel with Sprint, he was a co-founder of Cyren Call Communications, where he served until January 2009. Mr. O’Brien was recognized in 1987 as New Jersey Entrepreneur of the Year and was voted the RCR Person of the Year in 1993 and again in 2006. In 2005, he was inducted into the Washington, DC Business Hall of Fame and in 2007 he was named a Fellow of the Radio Club of America and was named by Fierce Wireless as “one of the top U.S. wireless innovators of all time.” Mr. O’Brien has also served on a number of boards of other public companies including Sprint Nextel and Williams Telecommunications. He also serves on the board of several private companies and charitable organizations. Mr. O’Brien is a graduate of Georgetown University and received his law degree from Northwestern University.

We believe Mr. O’Brien is qualified to serve on our board of directors based on his prior experience in founding, building and serving as an executive officer at Nextel and Cyren Call Communications, his prior experience in building a nationwide dispatch network at Nextel, his expertise in FCC licensing and compliance matters and his experience serving on the board of directors of other private and public companies.

John C. Pescatore. Mr. Pescatore has served as our President, Chief Executive Officer and a member of our board of directors since August 2004. He is a seasoned telecommunications executive with particular expertise in start-up and rapidly growing companies. Prior to his current role as our President and Chief Executive Officer, he was Executive Vice President and Chief Operating Officer of NeoWorld. NeoWorld was founded to develop and launch a nationwide dispatch system and held spectrum in major markets throughout the United States. The company was successfully sold to Nextel Communications in 2003. Prior to that, Mr. Pescatore was Executive Vice President of Operations with Expanets, Inc., one of the fastest growing voice and data communications solutions and services companies in the United States. He was one of the key architects in building Expanets and saw the business through enormous growth by strategic acquisitions. Prior to that, Mr. Pescatore was part of the team involved in the start-up of Nextel Communications, where he held numerous senior leadership positions including Vice President of Operations, President of the Two-Way Radio Division and President of the New York Area during its digital system rollout. Prior to Nextel, Mr. Pescatore was a consultant with Deloitte & Touche. He earned his undergraduate degree in accounting from New York University and earned his certified public accountant certification.

We believe Mr. Pescatore is qualified to serve on our board of directors based on his service as an executive at leading telecommunications companies, his expertise in the dispatch network market and his financial and accounting expertise.

Timothy Gray. Mr. Gray joined the Company as Chief Financial Officer in June 2014. From November 2011 to May 2013, Mr. Gray served as Senior Vice President and Chief Financial Officer of MedImmune, Inc. and then served as Senior Vice President of Finance for MedImmune’s Specialty Care Group until November 2013. Mr. Gray also served in various other finance roles at MedImmune since April 2008. Prior to joining MedImmune, Mr. Gray also served in finance positions at AOL and Nextel and started his career at Deloitte and Touche. He is also a member of the Audit Committee of the Children’s Inn at the National Institutes of Health. Mr. Gray holds a BBA in Accounting from the University of Notre Dame and is a certified public accountant.

Frank Creede. Mr. Creede has served as our Chief Technical Officer since 2003. He has our led the strategy, development and operation of our enterprise focused, carrier grade, mobile applications and cloud services. Mr. Creede is a former board member of the San Diego Tech Coast Angels and an angel investor in over 10 Southern California emerging high tech companies. From 1986 to 2002, Mr. Creede was the Chairman, President & CEO of Logic Innovations, Inc., which he founded and which was acquired by Xyratex Ltd. in 1999. He also founded Staffing Innovations, LLC, a technical contract outsourcing business in 1997, which was acquired in 2012. Mr. Creede is a volunteer mentor at the Chairman’s Roundtable, and a volunteer on the CommNexus NextStage committee. He holds a Bachelor’s of Science Degree in Electrical Engineering from UC Davis and he has completed coursework for the MBA program at San Diego State University.

Leon Frazier. Mr. Frazier became our Chief Sales and Marketing Officer in June 2014. Prior to joining us, he conducted an independent consulting practice from May 2012. In April 2010, he was recruited to start Bloomberg Government Sales and Marketing as Head of Sales and served in that role until May 2012. Mr. Frazier previously served in various roles for Sprint Corporation, including Vice President of Public Sector Business (which included State and Local Government, Education, Utilities, Healthcare and Federal Government),and Senior Vice President of Enterprise and Public Sector (which also included construction, manufacturing, professional services and distribution) and Senior Vice President of Enterprise and Public Sector, from September 2005 until his retirement from Sprint in 2008. Prior to joining Sprint, Mr. Frazier was Vice President of Public Sector at Nextel, which position he held since 2001 after joining Nextel in 1997 and designing and implementing a corporation accounts program which was responsible for sales to 375 of the

Fortune 500. Mr. Frazier has more than 33 years of experience in the telecommunications industry, starting in 1981 at RCA where he was a Senior Vice President with subsequent positions at General Electric and Mitel Business Telephone Systems where he was Vice President and General Manager of the North American Division. Mr. Frazier graduated from Virginia Commonwealth University in 1971 with a bachelor’s degree in Business Management.

Richard E. Rohmann. Mr. Rohmann is one of our co-founders and is our Secretary and Executive Vice President focused on the development of our technology platform, and has filled such roles since 2004. Mr. Rohmann previously served as a director on our board of directors from 2004 until we completed the June 2014 private placement. Mr. Rohmann was also our President from 1997 until 2003. He designed and developed our first two commercial software products, as well as the original corporate web site. Mr. Rohmann created the database schema and user interface for the first commercial version of our series of telecommunications services that enable wireless PTT dictation and documentation from mobile phones. He is a co-inventor on our six granted U.S. and two international patents and several pending patents. Before co-founding our Company, he served for nine years as Vice President of Operations and Vice President of Asset Management for The Lomas Santa Fe Group, a privately held real estate owner/developer. Prior to that, he served as Vice President and Chief Operating Officer of HomeVest Real Estate Securities, and President of HHC Mortgage Corporation and HHC Management Company, real estate syndication affiliates of the former Home Federal S & L. His military service includes 4-1/2 years as an Aircraft Maintenance Officer in the United States Air Force. He holds an MBA in finance from San Diego State University and a Bachelor’s degree in zoology, mathematics, and chemistry from the University of Colorado, which he attended as a Boettcher Scholar.

T. Clark Akers. Mr. Akers joined our board of directors upon the completion of our June 2014 private placement. He has been a Managing Director at Commerce Street Capital, a Dallas investment banking firm that serves financial institutions and middle market companies, since 2013. His responsibilities at Commerce Street include raising capital for Small Business Investment Company (SBIC) funds for experienced U.S. investment managers. Mr. Akers holds both Series 7 and Series 63 License Registrations with the National Association of Securities Dealers, Inc. Mr. Akers also serves on the Advisory Board of Pharos Capital Group, a private equity firm based in Nashville and Dallas. Mr. Akers also serves on the Board of Managers and is a founder and Vice President of Continuum 700 LLC, a wireless start-up that has acquired ten 700 MHz A Block licenses covering a population of approximately 12 million people. In preparation to bid on those licenses in a 2008 FCC 700MHz spectrum auction, Mr. Akers and his partners raised $68 million of capital for Continuum 700 LLC. Mr. Akers recently served as Vice Chairman of Intechra, the largest electronic waste and asset disposal company in the U.S. As a founder of Intechra, Mr. Akers raised $50 million of equity that was necessary for the organic and acquisitive growth which marked Intechra’s rise to leadership in the e-waste business. Additionally, he was responsible for recruiting key members of Intechra’s management team. Following those initiatives, he worked closely with the sales team on targeted Fortune 100 business development efforts. Mr. Akers’ tenure with Intechra began in 2004 and ended in 2009. Prior to Intechra, Mr. Akers served as Senior Vice President of External Affairs for TeleCorp PCS, Inc., the ninth largest wireless phone company in the U.S. before its acquisition by AT&T Wireless in 2002. Mr. Akers received his Bachelor of Arts degree from Vanderbilt University in 1979.

We believe Mr. Akers is qualified to serve on our board of directors based on his prior experience as an executive in the telecommunications industry, his experience in providing fund raising and advisory services to growth companies, and his knowledge of the capital markets.

Andrew Daskalakis. Mr. Daskalakis has served as a member of our board of directors since 2004. Mr. Daskalakis currently serves as President of AMK International, Inc., an investment fund that he founded over 15 years ago. He has over 30 years of experience in wireless communications and has successfully operated a dispatch radio business. A wireless industry pioneer, he has held engineering management positions with AT&T’s Bell Labs where he was co-inventor of the Cellular Telephone System. He has also held senior executive positions with Motorola, Satellite Business Systems and was President and CEO of Cellular Telephone Co. He has also served as a consultant for Nextel Communications. Mr. Daskalakis received a BSEE degree from the Drexel University and a MSEE degree from New York University.

We believe Mr. Daskalakis is qualified to serve on our board of directors based on his leadership experience as an executive in the telecommunications industry, his expertise in operations and investing in growth companies, his prior experience with building and operating dispatch networks and his experience serving as a director on other boards of directors.

Peter Schiff. Mr. Schiff has served as a member of our board of directors since August 2004. He also currently serves as Managing Partner of Northwood Ventures LLC and Northwood Capital Partners LLC, a venture capital firm, which he founded in 1983. Prior to founding Northwood Ventures LLC, Mr. Schiff worked in the private equity division of E.M. Warburg, Pincus & Co., and previously had been an officer in the corporate division of Chemical Bank (now JPMorgan Chase & Co.). He serves as a director of many of Northwood’s portfolio companies. Mr. Schiff graduated from Lake Forest College and received an M.B.A. from University of Chicago’s Booth School of Business with concentrations in Finance and Marketing. In 2009, he was awarded the honorary degree of Doctor of Laws by the Lake Forest College after serving as a trustee for 16 years, culminating in being its Chairman. Mr Schiff also serves as a trustee and secretary of Hofstra University and as a member of the Joint Board of Overseers of the Hofstra North Shore – LIJ School of Medicine. Northwood Ventures was an early investor in several enterprise focused carriers including Nextel Communications, Dispatch Communications and NeoWorld.

We believe Mr. Schiff is qualified to serve on our board of directors based on his experience in advising and investing in growth companies, his knowledge of the capital markets and his experience serving as a director on other boards of directors.

John C. Sites Jr. Mr. Sites has served as a member of our board of directors since August 2004. He has been a partner at Wexford Capital since 2008, and joined Wexford Capital in 2006, where he focuses on private and public equity investing. Prior to joining Wexford in 2006, he was a general partner of Daystar Special Situations Fund and Rock Creek Partners II, Ltd for ten years. From 1981 to 1995, Mr. Sites was employed by Bear Stearns & Co., Inc. where he reached the position of Executive Vice President and was a member of the board of directors. While at Bear Stearns, Mr. Sites established the firm’s mortgage and asset-backed department, served on the firm’s executive and compensation committees, was co-head of the taxable fixed income group and oversaw Bear Stearns Asset Management and the Financials Institutions Group. From 1974 to 1981, Mr. Sites worked at Trading Company of the West, First Pennco Securities and Morgan, Keegan & Company. Mr. Sites holds a BA in economics from Rhodes College and is a member of Phi Beta Kappa.

We believe Mr. Sites is qualified to serve on our board of directors based on experience in investing in private and public growth companies, his knowledge of the capital markets and his experience serving as a director on other boards of directors.

Governance of Our Company

We seek to maintain high standards of business conduct and corporate governance, which we believe are fundamental to the overall success of our business, serving our stockholders well and maintaining our integrity in the marketplace. Our corporate governance guidelines and code of business conduct and ethics, together with our certificate of incorporation, bylaws and the charters of our board committees, form the basis for our corporate governance framework. As discussed below, our board of directors has established three standing committees to assist it in fulfilling its responsibilities to the Company and its stockholders: the audit committee, the compensation committee and the nominating and corporate governance committee.

Corporate Governance Guidelines: Our corporate governance guidelines are designed to help ensure effective corporate governance of our Company. Our corporate governance guidelines cover topics including, but not limited to, director qualification criteria, director responsibilities, director compensation, director orientation and continuing education, communications from stockholders to the board, succession planning and the annual evaluations of the board and its committees. Our corporate governance guidelines are reviewed by the nominating and corporate governance committee of our board and revised when appropriate.

Our Board of Directors: Our board of directors currently consists of seven persons. The number of members of our board of directors can be determined from time to time by action of our board of directors.

We are subject to the Sarbanes-Oxley Act and related SEC rules and the corporate governance rules of the Nasdaq Stock Market.

Our board has determined that our four non-employee directors, including Messrs. Akers, Daskalakis, Schiff and Sites, each meets the independence standards established by the Nasdaq Stock Market.

Our board of directors believes its members collectively have the experience, qualifications, attributes and skills to effectively oversee the management of our Company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our Company and our stockholders and a dedication to enhancing stockholder value.

Committees of our Board of Directors: Our board of directors has established three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Each of these committees consists of three members, each of whom satisfies the independence standards of the Nasdaq Stock Market.

Audit Committee. The audit committee is comprised of three of our independent directors, T. Clark Akers, Peter Schiff and John C. Sites, each of whom is able to read and understand fundamental financial statements, including our balance sheet, statement of operations, and cash flow statement as required by the rules of the Nasdaq Stock Market. Mr. Akers is the chairperson of the audit committee.

The functions of the audit committee include the retention of our independent registered public accounting firm, reviewing and approving the planned scope, proposed fee arrangements and results of our Company’s annual audit, reviewing the adequacy of our Company’s accounting and financial controls and reviewing the independence of our Company’s independent registered public accounting firm. Our board of directors has determined that each member of the audit committee is an “independent director” under the listing standards of the Nasdaq Stock Market and the applicable rules and regulations of the SEC. The board has also determined that each of Clark Akers, Peter Schiff and John C. Sites is an “audit committee financial expert” within the applicable requirements of the SEC. The audit committee is governed by a written charter approved by the board of directors, which complies with the applicable provision of the Sarbanes-Oxley Act and related rules of the SEC and the Nasdaq Stock Market.

Compensation Committee. The compensation committee is comprised of three of our independent directors, Peter Schiff, John C. Sites and Andrew Daskalakis. Mr. Schiff is the chairperson of the compensation committee. The functions of the compensation committee include the approval of the compensation offered to our executive officers and recommendation to the full board the compensation to be offered to our directors. In accordance with the listing standards of the Nasdaq Stock Market, the compensation committee will evaluate the independence of each compensation consultant, outside counsel and advisor retained by or providing advice to the compensation committee. The board of directors has determined that each of Messrs. Schiff, Sites and Daskalakis is an “independent director” under the listing standards of the Nasdaq Stock Market, including the additional requirements that apply to members of the Compensation Committee. In addition, the members of the compensation committee qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee is governed by a written charter approved by our board of directors.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is comprised of three of our independent directors, Andrew Daskalakis, T. Clark Akers and Peter Schiff. Mr. Daskalakis is the chairperson of the nominating and corporate governance committee. The functions of the nominating and corporate governance committee include the identification, recruitment and nomination of candidates for our board of directors and its committees, making recommendations to our board of directors concerning the structure, composition and functioning of our board of directors and its committees (including the reporting channels through which our board of directors receives information and the quality and timeliness of the information), developing and recommending to our board of directors corporate governance guidelines applicable to our Company and annually reviewing and recommending changes (as necessary or appropriate), overseeing the annual evaluation of our board of directors’ effectiveness and performance, and periodically conducting an individual evaluation of each director. Our board of directors has determined that each member of the nominating and corporate governance committee will be an “independent director” under the listing standards of the Nasdaq Stock Market. The nominating and corporate governance committee is governed by a written charter approved by our board.

Compensation Committee Interlocks and Insider Participation: No member of our Compensation Committee has at any time been our employee. Except as set forth herein, none of our executive officers serves, or has served during the last fiscal year, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board or our Compensation Committee.

Code of Business Conduct and Ethics: Our board of directors adopted a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote the following:

•	Prohibiting conflicts of interest (including protecting corporate opportunities);

•	Protecting our confidential and proprietary information and that of our customers and vendors;

•	Treating our employees, customers, suppliers and competitors fairly;

•	Encouraging full, fair, accurate, timely and understandable disclosure;

•	Protecting and properly using company assets;

•	Complying with laws, rules and regulations (including insider trading laws); and

•	Encouraging the reporting of any unlawful or unethical behavior.

Any waiver of the code of business conduct and ethics for our executive officers, directors or employees may be made only by our nominating and corporate governance committee and will be promptly disclosed as required by law or stock exchange rules. We have posted a copy of our code of business conduct and ethics, and intend to post amendments to this code, on our website at http://www.pdvwireless.com, as permitted under SEC rules and regulations.

Board Leadership Structure: Mr. McAuley serves as Chairman of our board of directors. Our board has determined that separating the positions of Chief Executive Officer and Chairman of the Board is in the best interests of the Company and its stockholders at this time. Our board believes our leadership structure enhances the accountability of our Chief Executive Officer to the board and encourages balanced decision making. In addition, the board believes that this structure provides an environment in which its independent directors are fully informed, have significant input into the content of board meetings and are able to provide objective and thoughtful oversight of management. Our board also separated the roles in recognition of the differences in responsibilities. While our Chief Executive Officer is responsible for the day-to-day leadership of the Company, the Chairman of the Board provides guidance to the board and sets the agenda for board meetings. The Chairman of the Board also provides performance feedback on behalf of the board to our Chief Executive Officer. The board intends to carefully evaluate from time to time whether our Chief Executive Officer and Chairman positions should remain separate based on what the board believes is best for the Company and its stockholders.

Board Oversight of Risk: Our board is actively involved in the oversight of risks that could affect the Company. The board as a whole has responsibility for risk oversight of the Company’s risk management policies and procedures, with reviews of certain areas being conducted by the relevant board committee. The board satisfies this responsibility through reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from management responsible for oversight of particular risks within the Company. Specifically, the board committees address the following risk areas:

•	The compensation committee is responsible for overseeing the management of risks related to, the retention and motivation of the Company’s executives and their compensation plans and arrangements.

•	The audit committee discusses with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

•	The nominating and corporate governance committee considers risks related to regulatory and compliance matters.

The board encourages management to promote a corporate culture that incorporates risk management into the Company’s day-to-day business operations.

Communications with the Board of Directors: The board desires that the views of stockholders will be heard by the board, its committees or individual directors, as applicable, and that appropriate responses will be provided to stockholders on a timely basis. Stockholders wishing to formally communicate with the board, any board committee, the independent directors as a group or any individual director may send communications directly to the Company at Pacific DataVision, Inc., 3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424, Attention: Corporate Secretary. All clearly marked written communications, other than unsolicited advertising or promotional materials, are logged and copied, and forwarded to the director(s) to whom the communication was addressed. Please note that the foregoing communication procedure does not apply to (i) stockholder proposals pursuant to Exchange Act Rule 14a-8 and communications made in connection with such proposals or (ii) service of process or any other notice in a legal proceeding.

Limitations on Liabilities and Indemnification of Directors and Officers: For information concerning limitations of liability and indemnification and advancement rights applicable to our directors and officers, see “Description of Capital Stock – Limitations on Liability, Indemnification of Officers and Directors and Insurance.”

Executive Officer Compensation

Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our named executive officers during the fiscal years ended March 31, 2015 and March 31, 2014. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Brian McAuley,	2015	155,915	—		—	1,744,250	—	101,426	(2)	2,001,591
Chairman of the Board	2014	48,000	—		—	—	—	—		48,000

Morgan O’Brien	2015	161,410	—		150,980	2,660,250	—	—		2,972,640
Vice Chairman	2014	—	—		—	—	—	—		—

John Pescatore,	2015	312,500	35,000	(1)	483,160	2,553,000	—	303,767	(2)	3,687,426
President and Chief Executive Officer	2014	200,000	—		—	—	—	—		200,000

(1)	Bonus of 10% of salary for submission and filing of the registration statement that was declared effective on January 26, 2015.
(2)	Represents payment of deferred compensation.

Narrative to Summary Compensation Table

During the fiscal year ended March 31, 2014, our operations were minimal and other than base salaries, our Company had not paid any other compensation to our executive officers, including our named executive officers. On May 14, 2014, our board of directors approved a compensation program for our named executive officers as described below. Consistent with the size and nature of our Company, our executive compensation program is simple, consisting of a base salary, an annual performance-based cash award and an annual long-term equity award under our 2014 Stock Plan.

Base Salary: The base salaries of our named executive officers depend on their job responsibilities, the market rate of compensation paid by companies in our industry for similar positions, our financial position, and the strength of our business. Base salaries provide a fixed means of compensation in order to attract and retain talent.

Performance-Based Cash Awards: As part of the Company’s executive compensation program, the board intends to establish an annual performance-based cash award program for our executive officers and other key employees for company and individual performance and to reinforce company goals and strategic initiatives. The annual performance-based cash awards will be based on the achievement of company and individual performance metrics established by the compensation committee. Following the end of each fiscal year, the compensation committee will be responsible for determining the bonus amount payable to the executive officer based on the achievement of company’s and individual performance metrics established for such executive.

Long-Term Equity Awards: Our board of directors believes that equity ownership by our executive officers and key employees encourages them to create long-term value and aligns their interests with those of our stockholders. We intend to grant annual equity awards to our executive officers under our 2014 Stock Plan.

Compensation of Named Executive Officers

On May 14, 2014, our board of directors approved the following compensation for the fiscal year ended March 31, 2015 for our named executive officers:

Brian McAuley, Chairman: Mr. McAuley’s salary was increased from $48,000 to $200,000 effective as of July 1, 2014, and his target bonus eligibility was set at 75% of his base salary in connection with the June 2014 private placement. Additionally, in connection with the June 2014 private placement, he was granted a stock option to purchase 135,000 shares of our common stock with an exercise price equal to $20.00 per share. 25% of the option shares will vest on June 10, 2015, and the remainder of the option shares will vest in three equal annual installments thereafter. On January 29, 2015, Mr. McAuley was granted a stock option to purchase 65,000 shares of our common stock with an exercise price equal to $25.00 per share. 25% of the option shares will vest on January 29, 2016 and the remainder of the option shares will vest in three annual installments thereafter. The grants were made pursuant to our 2014 Stock Plan.

Morgan O’Brien, Vice Chairman: Mr. O’Brien’s salary was increased from $0 to $200,000 effective as of June 10, 2014, and his target bonus eligibility was set at 75% of his base salary in connection with the June 2014 private placement. Additionally, in connection with the June 2014 private placement, he was granted a stock option to purchase 135,000 shares of our common stock with an exercise price equal to $20.00 per share. 25% of the option shares will vest on June 10, 2015, and the remainder of the option shares will vest in three equal annual installments thereafter. On January 29, 2015, Mr. O’Brien was granted a stock option to purchase 165,000 shares of our common stock with an exercise price equal to $25.00 per share. 100,000 of the option shares vested upon grant, 25% of the remaining 65,000 option shares will vest on January 29, 2016 and the remainder of the option shares will vest in three annual installments thereafter. The grants were made pursuant to our 2014 Stock Plan.

John Pescatore, President and Chief Executive Officer: Mr. Pescatore’s salary was increased from $200,000 to $350,000 effective as of July 1, 2014, and his target bonus eligibility was set at 100% of his base salary, in connection with the June 2014 private placement. Additionally, in connection with the June 2014 private placement, Mr. Pescatore was granted a stock option to purchase 300,000 shares of our common stock with an exercise price equal to $20.00 per share. 25% of the option shares vest on June 10, 2015, and the remainder of the option shares will vest in three equal annual installments thereafter. The grants were made pursuant to our 2014 Stock Plan.

Additionally, pursuant to the terms of the registration rights agreement we entered into in connection with the June 2014 private placement, our Chief Executive Officer received a bonus from the Company in the amount of $35,000 (10% of such officer’s base salary during the fiscal year ended March 31, 2015) because of the submission and filing of the registration statement that was declared effective on January 26, 2015.

Our compensation committee, which is comprised solely of independent directors, has the responsibility for evaluating and authorizing the compensation payable to our executive officers, including our named executive officers. Our compensation committee intends to hire a compensation consultant to advise the compensation committee on how to best compensate our executive officers and directors. Generally, a compensation consultant would provide us with competitive market data and analysis regarding the compensation elements proposed to be offered to our Company’s executive officers, including base salary, cash incentives and equity incentives. In connection with the Executive Severance Plan and the related Severance Plan Participation Agreements we entered into with our executive officers as discussed below, the compensation committee hired a compensation consultant to provide us with competitive market data regarding severance and related plans that are entered into with similarly situated companies.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held by our named executive officers at March 31, 2015.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date
Brian McAuley	—	135,000	(1)	$20.00	6/10/2024
	—	65,000	(3)	$25.00	1/29/2025
Morgan O’Brien	—	135,000	(1)	$20.00	6/10/2024
	100,000	65,000	(2)	$25.00	1/29/2025
John Pescatore	12,985	—		$13.25	12/1/2020
	—	300,000	(1)	$20.00	6/10/2024

(1)	25% of the option shares will vest on June 10, 2015, and the remainder of the option shares will vest in three equal annual installments thereafter.
(2)	100,000 of the option shares vested upon grant. 25% of the remaining 65,000 option shares will vest on January 29, 2016 and the remainder of the option shares will vest in three annual installments thereafter.
(3)	The option shares vest and become exercisable in 4 equal annual installments beginning on January 29, 2016.

Pension and Nonqualified Deferred Compensation

We do not provide any retirement payments or benefits, other than under our 401(k) Plan, nor do we sponsor or maintain any nonqualified defined contribution or deferred compensation plans.

Potential Payments upon Termination or Change in Control

The table below describes the potential payments or benefits to our named executive officers upon termination of employment by us without cause or for good reason (each as defined in the Executive Severance Plan), as if each executive’s employment terminated as of March 31, 2015. See “Employment Arrangements – Severance Arrangements with our Named Executive Officers” for additional information.

Name	Base Salary ($)(3)	Health ($)	Stock or Option Vesting ($)(1)	Other ($)		Total ($)
Brian McAuley	400,000	20,520	5,675,000	325,000	(2)	6,420,520
Morgan O’Brien	400,000	20,520	5,675,000	475,000	(2)	6,570,520
John Pescatore	700,000	20,520	9,000,000	725,000	(2)	10,445,520

(1)	Represents value of immediate vesting of unvested stock options.
(2)	Represents 2 times the target annual bonus and outplacement support.
(3)	Represents 2 times the base salary.

Severance Arrangements with our Named Executive Officers

Severance Plan Participation Agreement

On March 27, 2015, we entered into a Severance Plan Participation Agreement (the “Participation Agreement”) with the our executive officers and certain key employees pursuant to our Executive Severance Plan (the “Severance Plan”) approved by our compensation committee of the board of directors. The Severance Plan establishes the amount of severance payments and benefits available in the event of a (i) termination of employment by the Company without Cause or by the participant for Good Reason and (ii) termination of employment by the Company without Cause or by the participant for Good Reason 6 months before or within 24 months after a Change in Control (as defined in the Severance Plan).

The Severance Plan establishes three tiers of executives: Tier 1, Tier 2 and Tier 3. The Company’s Tier 1 executives are: Brian McAuley, Chairman of the Board; Morgan O’Brien, Vice Chairman of the Board; John Pescatore, President and Chief Executive Officer; and Tim Gray, Chief Financial Officer. The Company’s Tier 2 executives are: Frank Creede, Chief Technical Officer; Leon Frazier, Chief Sales and Marketing Officer; Richard Rohmann, Executive Vice President; Steven J. Schreiber, Vice President – Business Operations; and Laura Politi, Vice President – Human Resources. There are no Tier 3 executives at this time.

Upon termination of employment by the Company without Cause or by the participant for Good Reason, each (i) Tier 1 executive is eligible for a cash severance payment equal to 2.0 times the sum of the executive’s base salary plus target bonus, paid in installments over 24 months, plus a pro-rated target bonus for the fiscal year in which the termination occurs and (ii) Tier 2 executive is eligible for a cash severance payment equal to 1.5 times the sum of the executive’s base salary plus target bonus, paid in installments over 18 months paid in installments, plus a pro-rated target bonus for the fiscal year in which the termination occurs. Additionally, for equity awards granted prior to February 18, 2015 (the “Effective Date”), each Tier 1 and Tier 2 executive will receive full accelerated vesting of such equity awards and a 2-year time period to exercise any stock options included in such equity awards. For equity awards granted after the Effective Date, each Tier 1 and Tier 2 executive will receive pro-rated accelerated vesting of such equity awards and a 9-month time period to exercise any stock options included in such equity awards.

Upon termination of employment by the Company without Cause or by the executive for Good Reason 6 months before or within 24 months after a Change in Control (as defined in the Severance Plan), each (i) Tier 1 executive is eligible for a cash severance payment equal to 2.0 times the sum of the executive’s base salary plus target bonus, paid in a lump sum, plus a pro-rated target bonus for the fiscal year in which the termination occurs and (ii) Tier 2 executive is eligible for a cash severance payment equal to 1.5 times the sum of the executive’s base salary plus target bonus, paid in a lump sum, plus a pro-rated target bonus for the fiscal year in which the termination occurs. In addition, each Tier 1 and Tier 2 executive will receive full accelerated vesting of all outstanding equity grants and a 2-year time period to exercise any stock options included in such equity awards.

The Severance Plan also provides for payment of health benefits continuation for a maximum of 18 months and outplacement services for a maximum of 12 months and $25,000 for Tier 1 and Tier 2 executives.

Any future Tier 3 executives will be eligible for cash severance, equity acceleration and health benefits in an amount to be determined by the compensation committee of the board of directors.

Further, pursuant to the terms of the Severance Plan Participation Agreements, any existing employment or severance agreement between the Company and the participant is immediately terminated and replaced with the provisions of the Severance Plan, subject to limited exceptions required to comply with the requirements of Internal Revenue Code Section 409A. As of the Effective Date, the Company had employment agreements with its President and Chief Executive Officer, John Pescatore and its Chief Technical Officer, Frank Creede. Each Severance Plan Participation Agreement also provides that any equity award agreements held by a participant as of the Effective Date are amended to provide that the terms “Cause,” “Change in Control,” “Disability” and “Good Reason” as defined in the Severance Plan shall govern the outstanding equity award agreements.

“Cause” as defined in the Severance Plan means (i) the willful and continued failure of the participant to perform substantially the participant’s duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), as determined by the board of directors with respect to any Tier 1 executive and as determined by the Company’s Chief Executive Officer with respect to any Tier 2 or 3 executive no earlier than 30 days after a written demand for substantial performance is delivered to the participant, which specifically identifies the manner in which the Company believes that the participant has willfully and continuously failed to perform substantially the participant’s duties with the Company (provided, however, that with respect to any Tier 1 executive, the failure to achieve individual or Company-based performance goals, budgets or targets shall not be deemed to be a failure of the participant to perform his or her duties for purposes of this definition of Cause); (ii) the willful engaging by the participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company or participant’s ability to perform his or her duties with the Company; (iii) conviction (including a plea of guilty or no lo contendere) of a felony; or (iv) a material breach of the restrictive covenants in Section 6(b) of the Severance Plan subject to the cure provisions provided in Section 6(b) of the Severance Plan.

“Good Reason” as defined in the Severance Plan means, without the participant’s consent, (i) a material diminution in the participant’s base salary, other than a material diminution that results from a determination by both the President/CEO and the Chairman that the Company’s financial condition is such that a reduction in compensation is appropriate and the reduction is applied uniformly to all Company officers; (ii) a material diminution in the participant’s authority, duties, or responsibilities, which shall include (A) with respect to any participant who is a member of the board of directors, any failure of the board of directors to appoint or the stockholders of the Company to elect such participant as a member of the board of directors, or any removal of participant from the board of directors for reasons other than Cause, and (B) with respect to any participant who is a Tier 1 executive, following a Change in Control, a material change in the Company’s long-term business plan or its strategy to increase the value of its FCC licenses; or (iii) any requirement that the participant relocate, by more than 50 miles, the principal location from which the participant performs services for the Company immediately prior to the termination of employment or the occurrence of the Change in Control.

Employee Benefit Plans

The following table summarizes our compensation plans under which our equity securities are authorized for issuance as of March 31, 2015:

Equity Compensation Plan Information

	Number of Shares to be Issued Upon Exercise of Outstanding Stock Options and Restricted Stock Units		Weighted-Average Exercise Price of Outstanding Stock Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	1,553,452	(1)	20.73	450,901
Equity compensation plans not approved by security holders	—		—	—

(1)	includes 128,001 restricted stock units.

2014 Stock Plan

Our 2014 Stock Plan was adopted by our board of directors on May 12, 2014 and approved by our stockholders or May 30, 2014, authorizing and reserving 1,200,000 shares of our common stock for issuance under our 2014 Stock Plan. This reserve automatically increased on January 1, 2015 and will automatically increase each subsequent anniversary through January 1, 2024 by an amount equal to the smaller of 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or a lesser amount determined by our board of directors. Accordingly, 623,651 shares of common stock were added to our 2014 Stock Plan on January 1, 2015 and are available for future issuance under the 2014 Stock Plan.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in our 2014 Stock Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards granted under our 2014 Stock Plan which expire, are repurchased or are cancelled or forfeited will again become available for issuance under our

2014 Stock Plan. The shares available will not be reduced by awards settled in cash. Shares withheld to satisfy tax withholding obligations will not again become available for grant. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under our 2014 Stock Plan.

Awards may be granted under our 2014 Stock Plan to our employees, including officers, directors or consultants, and our present or future affiliated entities. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock-based awards to any eligible participant.

The 2014 Stock Plan is administered by our compensation committee. Subject to the provisions of our 2014 Stock Plan, the compensation committee determines, in its discretion, the persons to whom, and the times at which, awards are granted, as well as the size, terms and conditions of each award. All awards are evidenced by a written agreement between us and the holder of the award. The compensation committee has the authority to construe and interpret the terms of our 2014 Stock Plan and awards granted under our 2014 Stock Plan.

In the event of a change in control as described in our 2014 Stock Plan, our compensation committee may provide generally for one of three effects on awards:

•	Accelerated vesting: in its discretion, our compensation committee may provide for acceleration of the exercisability, vesting and/or settlement in connection with a change in control of each or any outstanding award or portion thereof and shares acquired pursuant thereto.

•	Assumption, continuation or substitution: the acquirer may, without the consent of any awardee, assume or continue our Company’s rights and obligations under each or any outstanding award or portion thereof immediately prior to the change in control or substitute a substantially equivalent award with respect to the acquirer’s stock.

•	Cash-out of outstanding stock-based awards: our compensation committee may, without the consent of any awardee, determine that each or any award denominated in shares of common stock or portion thereof outstanding and not previously exercised or settled shall be cancelled in exchange for a payment with respect to each vested share in cash, stock or other property.

From May 14, 2014 through March 31, 2015, we awarded certain employees and contractors of the Company options to purchase 1,289,750 shares of our common stock under our 2014 Stock Plan with exercise prices of $20.00 to $46.23 per share with 25% of the option shares vesting on the first anniversary of the applicable grant date and the remainder of the option shares vesting in three equal annual installments thereafter. On January 29, 2015, the Company issued options to purchase 100,000 shares of our common stock with an exercise price of $25.00 per share that vested immediately. We also issued a grant of 1,750 restricted stock units during the three months ended September 30, 2014.

2010 Stock Plan

Our 2010 Stock Plan was initially adopted by our board of directors and approved by our stockholders. The 2010 Stock Plan superseded the 2004 Stock Plan. Under the 2010 Stock Plan, there were 49,505 stock options and 126,251 restricted stock units outstanding as of March 31, 2015. After the effective date of our 2014 Stock Plan, no additional awards were granted under our 2010 Stock Plan.

2004 Stock Plan

Our 2004 Stock Plan was initially adopted by our board of directors and approved by our stockholders. Under the 2004 Plan, there were options to purchase 8,336 shares of our common stock that are vested and outstanding as of March 31, 2015. After the effective date of our 2014 Stock Plan, no additional awards will be granted under our 2004 Stock Plan.

401(k) Plan

We implemented a 401(k) Plan effective in January 2003, which does not provide for matching contributions by the Company.

Non-Employee Director Compensation

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our non-employee directors during the fiscal years ended March 31, 2015 and March 31, 2014.

Name and Principal Position	Year	Fee ($)	Stock Awards ($)		Option Awards ($)		Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
T. Clark Akers	2015	55,000	35,000	(1)	21,275	(2)	—	—	111,275
	2014	—	—		—		—	—	—

Andrew Daskalakis	2015	35,000	—		42,550	(3)	—	—	77,550
	2014	—	—		—		—	—	—

Peter Schiff	2015	35,000	—		42,550	(3)	—	—	77,550
	2014	—	—		—		—	—	—

John Sites	2015	29,000	—		42,550	(3)	—	—	77,550
	2014	—	—		—		—	—	—

(1)	Fully vested grant of 1,750 restricted stock units
(2)	Fully vested grant of options to purchase 2,500 shares of our common stock at $20.00 per share
(3)	Fully vested grant of options to purchase 5,000 shares of our common stock at $20.00 per share

Narrative Discussion of the Director Compensation Table.

Following the closing of the June 2014 private placement, our compensation committee approved a non-employee director compensation program, pursuant to which our non-employee directors are compensated for their services on our board of directors. The program has been approved by our board of directors.

Our non-employee director compensation program consists of the following elements:

Annual Cash Retainers: The annual cash compensation amounts will equal $25,000 for service on the board, $10,000 for service as the audit committee chair, $5,000 for service as the compensation committee chair, and $5,000 for service as the nominating and governance committee chair.

Long-Term Equity Awards: Non-employee directors will receive an initial award of a stock option to acquire 5,000 shares of common stock upon joining our board of directors and, if they continue to serve as directors following each annual meeting of stockholders, a stock option for 5,000 shares of our common stock will be granted for each year they serve as directors. The exercise price of each stock option will be set at the fair market value of the Company’s common stock on the date of grant. Each stock option will be fully vested on the date of grant. Additionally, for the fiscal year ended March 31, 2015, the chair of the audit committee received a stock option for 2,500 shares of common stock at an exercise price of $20.00 per share and restricted stock units in the amount of 1,750 shares of our common stock at a grant price of $20.00 per share.

Reimbursement: Our directors are entitled to reimbursement for reasonable travel and lodging expenses for attending board and committee meetings.

Our employee directors, including our Chairman of the Board and our Vice-Chairman of the Board, are not entitled to any additional compensation for their service on our board of directors.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers named in the Summary Compensation Table under “Executive Compensation,” (iii) all our directors and executive officers as a group, and (iv) each person or group known by us to own more than 5% of our common stock. The percentages reflect beneficial ownership, as determined in accordance with the SEC’s rules, as of May 11, 2015 and are based on 12,530,493 shares of common stock outstanding as of March 31, 2015. Except as noted below, the address for all beneficial owners in the table below is 3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Directors and Executive Officers:
Brian McAuley(2)	414,152	3.30%
Morgan O’Brien(3)	144,184	1.14%
John Pescatore(4)	147,681	1.17%
Andrew Daskalakis(5)	63,953	*
Peter Schiff(6)	231,538	1.85%
John C. Sites(7)	35,506	*
T. Clark Akers(8)	4,250	*
All directors and executive officers as a group (11 persons)	1,162,834	8.99%
5% or more Stockholders (not disclosed above):
Cerberus Capital Management, L.P.(9)	2,304,872	18.39%
FIE II LLC(10)	1,500,000	11.97%
Owl Creek Asset Management L.P.(11)	1,234,500	9.85%
Great American(12)	1,050,000	8.38%
Claren Road(13)	975,000	7.78%
QVT Financial LP(14)	760,000	6.07%

*	Represents less than 1% of the number of shares of our common stock outstanding prior to and upon the completion of the offering, as applicable.
(1)	We determined the number of shares of common stock beneficially owned by each person under rules promulgated by the SEC, based on information obtained from Company records and filings with the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options, warrants or restricted stock units held by that individual or entity that are either currently exercisable or exercisable within 60 days from May 11, 2015 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
(2)	Includes 11,305 shares of common stock held by certain trusts for the benefit of Mr. McAuley’s children of which Mr. McAuley is the trustee. Includes an option to purchase 33,750 shares of common stock that is exercisable on June 10, 2015 at an exercise price of $20.00 per share, with the remainder of the options vesting in three equal annual installments of 33,750 shares. Excludes an option to purchase 65,000 shares of common stock at an exercise price of $25.00 per share, which vests in four annual installments beginning on January 29, 2016.
(3)

Includes 7,549 restricted stock units, which are fully vested and which will settle on the earlier of (i) the termination of Mr. O’Brien’s employment with the Company or (ii) May 12, 2017. Includes an option to purchase 33,750 shares of common stock that is exercisable on June 10, 2015 at an exercise price of $20.00 per share, with the remainder of the options vesting in three equal annual installments of 33,750 shares. Also includes an option to purchase 100,000 shares of common stock that are vested as of January 29, 2015 at an exercise price of $20.00 per share, with 65,000 shares vesting in three annual installments beginning on January 29, 2016.
(4)	Includes outstanding options to purchase 12,985 shares of common stock at an exercise price of $13.25 per share, 17,234 restricted stock units and 24,158 restricted stock units, which are fully vested and which will settle on the earlier of (i) the termination of Mr. Pescatore’s employment with the Company or (ii) June 30, 2015 and May 12, 2017, respectively, and 1,809 shares of common stock held by certain of Mr. Pescatore’s children. Includes an option to purchase 75,000 shares of common stock that is exercisable on June 10, 2015 at an exercise price of $20.00 per share, with the remainder of the options vesting in three equal annual installments of 75,000 shares.
(5)	Includes (i) 21,920 shares of common stock held by Mr. Daskalakis, (ii) 37,033 shares of common stock held by AMK International, Inc. of which Mr. Daskalakis has shared dispositive and voting power and (iii) an option to purchase 5,000 shares of common stock held by Mr. Daskalakis at an exercise price of $20.00 per share, which is fully vested.
(6)	Includes (i) 36,089 shares of common stock held by Northwood Capital Partners, LLC, of which Mr. Schiff has shared dispositive and voting power, (ii) 179,027 shares of common stock held by Northwood Ventures, LLC of which Mr. Schiff has shared dispositive and voting power, (iii) 5,711 shares of common stock held by SK Partners, of which Mr. Schiff has shared dispositive and voting power and (iv) 5,711 shares of common stock held by Southfield Communications, of which Mr. Schiff has shared dispositive and voting power. Also includes an option to purchase 5,000 shares of common stock held by Mr. Schiff at an exercise price of $20.00 per share, which is fully vested.
(7)	Includes an option to purchase 5,000 shares of common stock held by Mr. Sites at an exercise price of $20.00 per share, which is fully vested.
(8)	Includes an option to purchase 2,500 shares of common stock at an exercise price of $20.00 per share, which is fully vested and 1,750 restricted stock units, which are fully vested.
(9)	Includes (i) 1,860,975 shares of common stock held by Cerberus Institutional Partners V, LP, (ii) 228,407 shares of common stock held by Cerberus International II Master Fund, LP, and (iii) 215,490 shares of common stock held by Cerberus Partners II, L.P. We have been informed by the stockholder that Stephen Feinberg, through one or more intermediaries, exercises sole voting and dispositive power over the shares held by Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P. and Cerberus Partners II, L.P. The address for Cerberus Capital Management, L.P. is 875 Third Avenue, New York, New York 10022.
(10)	PIMCO BRAVO Fund II, L.P. is the sole member of FIE II LLC. PIMCO GP XII, LLC is the sole general partner of PIMCO BRAVO Fund II, L.P. Pacific Investment Management Company LLC, or PIMCO, is the sole manager of PIMCO GP XII, LLC and has ultimate voting and investment control over the shares held by FIE II LLC, but disclaims beneficial ownership except to the extent of its pecuniary interest therein. PIMCO is an indirect subsidiary of Allianz SE, which is a publicly held company in Germany. The address for FIE II LLC is 650 Newport Center Drive, Newport Beach, California 92660.
(11)	Includes 622,900 shares of common stock held by Owl Creek Overseas Master Fund, LTD, 303,800 shares of common stock held by Owl Creek II, LP, 95,700 shares of common stock held by Owl Creek SRI Master Fund, LTD, 187,000 shares of common stock held by Owl Creek Credit Opportunities Master Fund, LP, and 25,100 shares of common stock held by Owl Creek I, LP, each of which are controlled by Owl Creek. Owl Creek Advisors, LLC, is the general partner of each of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd, and Owl Creek Credit Opportunities Master Fund, L.P. Owl Creek Asset Management, L.P. is the investment manager with respect to the shares of common stock held by each of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd, and Owl Creek Credit Opportunities Master Fund, L.P. Jeffrey A. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and is the managing member of Owl Creek Advisors, LLC. We have been informed by the stockholder that Jeffrey A. Altman, Owl Creek Asset Management, L.P. and Owl Creek Advisors, LLC each disclaim any direct ownership of the shares held by the stockholders. The address for Owl Creek Asset Management, L.P. is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

(12)	Includes (i) 650,000 shares of common stock held by Great American Life Insurance Company and (ii) 400,000 shares of common stock held by Great American Life Insurance Company. Each of Great American Life Insurance Company and Great American Insurance Company is a wholly owned subsidiary of American Financial Group, Inc. The Board of Directors of American Financial Group, Inc. consists of Carl H. Linder III, S. Craig Linder, Kenneth C. Ambrecht, John B. Berding, Joseph E. Consolino, Virginia C. Drosos, James E. Evans, Terry S. Jacobs, Gregory G. Joseph, William W. Verity and John Von Lehman who exercise voting and investment control over the shares held by the stockholder. The address for Great American is 301 East 4th Street, Cincinnati, Ohio 45202.
(13)	Includes (i) 522,500 shares of common stock held by Claren Road Credit Master Fund, Ltd. and (ii) 452,500 shares of common stock held by Claren Road Credit Opportunities Master Fund, Ltd. Claren Road Asset Management, LLC serves as investment manager for each of Claren Road Credit Opportunities Master Fund, Ltd. And Claren Road Credit Master Fund, Ltd. We have been informed by the stockholder that each of Brian Riano, Sean Fahey, John Eckerson and Albert Marino share voting and dispositive power over the shares held by the stockholder. The address for Claren Road is 900 Third Avenue, 29th Floor, New York, New York 10022.
(14)	Includes (i) 591,562 shares of common stock held by QVT Fund V LP, (ii) 98,645 shares of common stock held by QVT Fund IV LP, and (iii) 69,793 shares of common stock held by Quintessence Fund LP. Each of QVT Fund IV LP, OVT Fund V LP and Quintessence Fund L.P. are managed by their general partner, QVT Financial GP LLC. QVT Financial LP is the investment manager of each Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP and shares voting and investment control over the securities held by Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. We have been advised by the stockholder that the managing members of QVT Financial GP LLC are Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu and that each of Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu disclaims beneficial ownership of the securities held by Quintessence Fund L.P., QVT Fund IV LP and OVT Fund V LP. The address for QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have not engaged in any related party transaction since April 1, 2012 in which the amount involved exceeds $120,000 and in which any of our directors, named executive officers or any holder of more than 5% of our common stock, or any member of the immediate family of any of these persons or entities controlled by any of them, had or will have a direct or indirect material interest, other than the compensation arrangements described in “Executive Compensation” and the transactions set forth below.

Conversion of Series AA Preferred Stock

In connection with the June 2014 private placement, all outstanding shares of our Series AA Preferred Stock (the only previously outstanding class of preferred stock) were converted into 748,722 shares of our common stock, including shares issued to related parties consisting of 289,459 shares issued to Brian McAuley and his affiliates, 153,615 shares issued to Peter Schiff and his affiliates, 36,650 shares issued to Andrew Daskalakis and his affiliates, 26,353 shares issued to John C. Sites, 5,198 shares issued to John C. Pescatore and his affiliates, 4,654 shares issued to Frank Creede and his affiliates, and 2,371 shares issued to Morgan O’Brien.

Conversion of Series AA Warrants

In connection with the June 2014 private placement all outstanding warrants to purchase shares of our Series AA Preferred Stock which were previously issued in January 2011, in connection with a recapitalization and financing, were converted into 29,809 shares of our common stock (on a post reverse-split basis). These warrants had an exercise price of $26.49 per share, which was set to increase to $29.80 per share after January 6, 2015. The shares of our common stock issued pursuant to such conversion included 20,329 shares of our common stock issued to related parties, including 15,036 shares issued to Brian McAuley, 3,557 shares issued to Peter Schiff and his affiliates, 848 shares issued to John C. Sites, 383 shares issued to Andrew Daskalakis and his affiliates, 272 shares issued to Frank Creede, and 213 shares issued to Morgan O’Brien.

June 2014 Private Placement

Certain officers and directors, and their affiliates purchased shares of our common stock in the June 2014 private placement for a purchase price of $20.00 per share. The number of shares purchased by each officer and director is as set forth below:

Name of Officer or Director	Shares of Common Stock Purchased in June 2014 private placement
Frank Creede	2,500
Andrew Daskalakis	20,000
Peter Schiff(1)	50,000

(1)	Includes (i) 42,500 shares of common stock purchased by Northwood Ventures, LLC of which Mr. Schiff has shared and dispositive voting power and (ii) 7,500 shares of common stock purchased by Northwood Capital Partners, LLC, of which Mr. Schiff has shared and dispositive voting power.

Restricted Stock Units

From May 12, 2014 through December 31, 2014, we issued 83,804 restricted stock units for shares of our common stock to certain employees and consultants of the Company, including 39,496 to certain officers and directors as set forth below:

Name of Officer or Director	Restricted Stock Units Issued
John Pescatore	24,158
Morgan O’Brien	7,549
Frank Creede	6,039
T. Clark Akers	1,750

Outstanding Notes

We had a $3 million working capital line of credit with Brian McAuley, our Chairman of the Board, of which $1,470,000 had been drawn down as of June 30, 2014. The line of credit was to expire June 30, 2015 and all borrowings earned interest at 10% per annum. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this line of credit, with $1.3 million of such repayment being made through the issuance of 65,000 shares of our common stock, valued for this purpose at $20.00 per share.

We issued a promissory note, dated September 1, 2010, as amended March 31, 2011, in the principal amount of $540,000 to Mr. McAuley. This note earned interest at 10% per annum. No payments are due until June 30, 2015, at which point the entire balance of principal and accrued interest shall be due and payable on demand of Mr. McAuley. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this note in cash from the proceeds of the June 2014 private placement.

We had issued Convertible Notes to certain employees. The Convertible Notes earned interest of 10% per annum. Upon the election of the holder, principal and accrued interest due may convert into shares of our common stock. The number of shares of common stock shall be equal to the quotient obtained by dividing the entire outstanding principal amount and accrued interest by $13.25 per share. The outstanding balance of these notes was $423,852 at June 30, 2014 and March 31, 2014. The Convertible Notes mature on June 30, 2015. In the event that the Convertible Notes have not converted into shares of common stock and our Company achieves EBITDA in an amount equal to or greater than $5,000 for any quarter, within 30 days following such quarter, we agreed to use up to 20% of the EBITDA amount to pay the outstanding and unpaid principal and accrued interest to the note holders. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on each of the Convertible Notes in cash.

Our Company issued Redeemable Notes with contingently issuable detachable warrants in the amount of $475,491 and $541,465 during fiscal year 2014 and 2013, respectively. The Redeemable Notes earned interest at 10% per annum. The principal amount plus any accrued interest is payable on June 30, 2015. In connection with the June 2014 private placement the Redeemable Notes were amended on May 14, 2014 to provide that the Redeemable Notes would automatically be converted into that number of shares of our common stock equal to the sum of 140% of the outstanding principal on the Redeemable Notes plus outstanding interest divided by $20.00 per share upon the closing of our acquisition of the Spectrum Assets. Following the Spectrum Closing, the Redeemable Notes were converted into 77,734 shares of our common stock.

We believe that each of the transactions set forth above was entered into on terms as fair as those that could be obtained from unaffiliated third parties.

Other Agreements with our Management

We have entered into severance plan agreements with certain of our executive officers, which contain severance benefits upon termination of employment. See “Executive Officer Compensation – Employment Agreements and

Severance Arrangements with our Named Executive Officers” for a description of these agreements. Additionally, we have entered into indemnification agreements with our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Certain of our officers and directors are party to an Investor Rights Agreement, as amended May 30, 2014, which entitles the parties thereto to certain registration rights with respect to the equity securities of the Company which they hold and a right of first refusal with respect to certain issuances of equity securities by the Company.

Related Party Transaction Policy

Pursuant to our code of business conduct and ethics, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will be prohibited from entering into a related party transaction with us without the prior approval of our audit committee or our independent directors. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting the proposed agreement, our audit committee will consider the relevant facts and circumstances available and deemed relevant, including, but not limited, to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of holders of our capital stock. This summary is not complete and is subject to and qualified in its entirety by reference to Delaware law and our amended and restated charter and bylaws filed as exhibits to the registration statement of which this prospectus forms a part. See “Available Information” for how to obtain copies of our charter and bylaws.

General

As of March 31, 2015, our authorized capital stock consisted of 100,000,000 shares of common stock, par value of $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Outstanding Shares

As of March 31, 2015, there were 12,530,493 shares of common stock issued and outstanding (held by 373 stockholders of record). All of our outstanding shares of common stock are fully paid and nonassessable.

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our charter and bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and:

•	to establish from time to time the number of shares to be included in each such series;

•	to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon; and

•	to increase or decrease the number of authorized shares of any such series (but not below the number of shares of such series then outstanding).

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, delay, defer or prevent our change of control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

As of March 31, 2015, there are no shares of our preferred stock issued and outstanding.

Stock Options

As of March 31, 2015, there were outstanding options to purchase an aggregate of 1,425,451 shares of our common stock, with a weighted average exercise price of $20.73 per share, under our 2004, 2010 and 2014 Stock Plans. Our 2014 Stock Plan is the successor equity incentive program to our 2004 and 2010 Stock Plans. The number of shares reserved for issuance under the 2014 Stock Plan will automatically increase on January 1, 2015 and each subsequent anniversary through January 1, 2024 by an amount equal to the smaller of 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or a lesser amount determined by our board of directors. Accordingly, 623,651 shares of common stock were added to our 2014 Stock Plan on January 1, 2015 and as of March 31, 2015, 450,901 are available for future issuance under the 2014 Stock Plan.

Warrants

As of March 31, 2015, there was an outstanding warrant to purchase 6,039 shares of common stock, with an exercise price of $82.79 per share, which expires on June 1, 2016.

Convertible Debt

In connection with the June 2014 private placement, we entered into agreements with certain holders of our outstanding debt to convert their debt into shares of our common stock at a price equal to $20.00 per share upon the Spectrum Closing, including (i) the issuance of approximately 65,000 shares of common stock at a price equal to $20.00 per share as repayment for approximately $1.3 million of our outstanding principal and interest on our working capital line and (ii) the conversion of the Redeemable Notes in the principal amount of $1,016,956 into that number of shares of common stock equal to the sum of $1,423,738 plus outstanding interest divided by $20.00 per share. Following the Spectrum Closing, the Redeemable Notes were converted into 77,734 shares of our common stock.

Certain Provisions of Delaware Law and of our Charter and Bylaws

Delaware Law

The following summary of certain provisions of the DGCL and of our amended and restated charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and our amended and restated Delaware charter and bylaws. See “Available Information” for how to obtain copies of our charter and bylaws.

Anti-Takeover Provisions of Delaware Law, Our Charter and Our Bylaws

Provisions of the DGCL and our charter and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Amendment

Our charter and our bylaws provide that the affirmative vote of the holders of at least sixty-six and two-thirds (66 2⁄3%) of our voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of our directors, the filling of our board vacancies, stockholder notice procedures, the calling of special meetings of stockholders, and the indemnification of directors.

Size of Board and Vacancies

Our bylaws provide that the number of directors on our board of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in the board of directors resulting from death, resignation or other cause (including removal from office by a vote of the stockholders) may be filled only by (i) a majority vote of the directors based on the total number of designated directors, though less than a quorum, or by the sole remaining director or (ii) the stockholders holding a majority of the voting power of all of the then outstanding shares of capital stock of the Company authorized by law or by the charter to vote on such action at a duly called annual meeting or a duly called special meeting of stockholders (including the special election meeting discussed below). The directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders, and until their respective successors are elected, except in the case of the death, incapacity, resignation or removal of any director.

Special Stockholder Meetings

Our charter and bylaws generally provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, our Chief Executive Officer or by resolution of the board of directors. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting, except for the Special Election Meeting discussed below.

Stockholder Action by Unanimous Written Consent

Any action required or permitted to be taken by the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of all of the issued and outstanding capital stock of the Company authorized by law or by the charter to vote on such action.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our charter provides otherwise. Our charter does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that will be possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our Company through a merger, tender offer, proxy contest, or otherwise by making it more difficult or more costly to obtain control of our Company. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, subject to certain exceptions, by provision of the corporation’s certificate of incorporation. Our charter contains a provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL. In addition, our charter includes provisions that require us to indemnify, to the fullest extent allowable under the DGCL, our directors and officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our charter also provides that we must advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

We are also expressly authorized by the DGCL to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification and advancements provisions in our charter and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, our charter provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties, including the duty of care. The indemnification provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a derivative or direct suit, we pay the litigation costs of our directors and officers and the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancements provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification or advancement is sought.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification and advancements payments that we may make to such directors and officers.

We have entered into an indemnification agreement with each of our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions, and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger, or otherwise.

Registration Rights Agreements

In connection with the June 2014 private placement, we entered into a registration rights agreement with FBR Capital Markets & Co. for the benefit of the holders of shares of our common stock purchased in the June 2014 private placement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the registration rights agreement, we filed with the SEC a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreement) plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. The shelf registration statement was declared effective by the SEC on January 26, 2015.

We will use our commercially reasonable efforts to, subject to the blackout periods described below, continuously maintain the effectiveness of the resale shelf registration statement under the Securities Act until:

•	all shares of common stock covered by the resale registration statement (a) have been resold in accordance with the resale shelf registration statement; (b) have been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act; or (c) have been sold to us or cease to be outstanding; or

•	January 26, 2016, provided that the registrable shares (a) have been transferred to an unrestricted CUSIP, (b) were, as of the effective date of the resale shelf registration statement listed for trading on the New York Stock Exchange, the NASDAQ Global Market or a similar national securities exchange, (c) were qualified under the applicable state securities or “blue sky” laws of all 50 states, and (d) can be sold under Rule 144 without limitation as to manner of sale or volume.

We will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of the resale shelf registration statement (and therefore suspend sales under the resale shelf registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•	the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the resale shelf registration statement would have a material adverse effect on such underwritten offering of primary shares;

•

a majority of the independent members of our board of directors determines in good faith that: (1) the offer or sale of any shares of our common stock under the resale shelf registration statement would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization or other significant transaction involving us; (2) after the advice of counsel, the sale of the shares covered by the resale shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; and (3) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements, in each case under circumstances that would make it impracticable or inadvisable to cause the resale shelf registration statement (or such filings) to become effective or promptly amend or supplement the resale shelf registration statement, as applicable; or

•	a majority of the independent members of our board of directors determines in good faith, after the advice of counsel, that we are required by law, rule or regulation, or that it is in our best interests, to supplement the resale shelf registration statement or file a post-effective amendment to the resale shelf registration statement in order to incorporate information into the resale shelf registration statement for the purpose of: (1) including in the resale shelf registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflecting in the prospectus included in the resale shelf registration statement any facts or events arising after the effective date of the resale shelf registration statement (or of the most-recent post-effective amendment) that, individually or in the aggregate, represent a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the resale shelf registration statement any material information with respect to the plan of distribution not disclosed in the resale shelf registration statement or any material change to such information.

The cumulative blackout periods may not exceed an aggregate of 90 days in any rolling 12-month period commencing on the completion of the offering or more than 60 days in any rolling 90-day period.

In addition to this limited ability to suspend use of the resale shelf registration statement, until we are eligible to incorporate by reference into the resale shelf registration statement our periodic and current reports that will be filed after the effectiveness of the resale shelf registration statement, we will be required to amend or supplement the resale shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the resale shelf registration statement may be suspended at certain times until the amendment or supplement, as the case may be, is filed and effective.

A holder that sells our common stock pursuant to the resale shelf registration statement or as a selling stockholder pursuant to an underwritten public offering generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock may be required to deliver information to be used in connection with the resale shelf registration statement in order to have such holder’s shares of our common stock included in the resale shelf registration statement.

Pursuant to FINRA Rule 5110(g)(1), holders of our common stock who purchased shares in the June 2014 private placement and are affiliated with members of FINRA may be required to refrain, during the period commencing on the effective date of the resale shelf registration statement, and ending on July 25, 2015, from selling, transferring, assigning, pledging or hypothecating or otherwise entering into any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such holder’s shares of our common stock through the FINRA member with which such holder is affiliated.

Lock-Up Periods

In connection with the June 2014 private placement, we, along with our directors and executive management team who hold an aggregate of 751,655 shares, have agreed that until July 25, 2015, subject to specified exceptions and waiver, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. This offering is being conducted as a result of FBR Capital Markets & Co. granting a waiver to the lock-up we entered into in connection with the June 2014 private placement. In addition, as discussed in greater detail in “Underwriting,” in connection with this offering, the same parties agreed to similar lock-ups for a period of 90 days from the date the registration statement of which this prospectus forms a part is declared effective. Upon expiration of the respective “lock-up” periods, certain of our stockholders may have the right to require us to register their shares under the Securities Act.

Registration Rights Granted to Sprint and Motorola

In connection with Spectrum Closing, we entered into a registration rights agreement with Sprint, providing Sprint registration rights with respect to 500,000 shares of common stock we issued in connection with the Spectrum Closing and providing Sprint the same rights and privileges with respect to such shares of common stock as those granted to the other selling stockholders in connection with the June 2014 private placement and described above. Pursuant to a membership issuance agreement we entered into with Motorola, Motorola has registration rights for the shares of our common stock underlying the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, held by Motorola and the membership issuance agreement provides Motorola the same rights and privileges with respect to such underlying shares of our common stock as those granted to the other selling stockholders in connection with the June 2014 private placement and described above.

Additional Registration Rights

As of May 11 2015, holders of 556,940 shares of our common stock were entitled to rights with respect to the registration of their shares under the Securities Act, including piggy-back registration rights, which they have agreed to waive in connection with this offering. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Stock Exchange Listing

On February 3, 2015, shares of our common stock became listed for trading on the Nasdaq Capital Market under the symbol “PDVW.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a summary of the material U.S. federal income tax consequences to a Non-United States Holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “Non-United States Holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to Non-United States Holders in light of their particular circumstances. In addition, it does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

* * * *

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Distributions on Common Stock

If we make cash or other property distributions with respect to shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a Non-United States Holder’s adjusted tax basis in its shares will be treated as gain realized from the sale or other disposition of the common stock and will be treated as described under “Sale, Exchange, or Other Taxable Disposition of Common Stock” below.

Except as described below, if you are a Non-United States Holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible and qualify for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished us with:

•	a valid Internal Revenue Service (“IRS”) Form W-8BEN, Form W-8BEN-E or other applicable form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made to certain foreign intermediaries, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations. Special certification and other requirements apply to certain Non-United States Holders that are pass-through entities rather than corporations or individuals.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid IRS Form W-8ECI or other applicable form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

Dividends that are effectively connected with your conduct of a U.S. trade or business will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates. If you are a corporate Non-United States Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible and qualify for the benefits of an income tax treaty that provides for a lower rate.

Sale, Exchange, or Other Taxable Disposition of Common Stock

Subject to the discussion below under the section titled “Additional Withholding and Information Reporting Requirements,” in general, a Non-United States Holder will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of a share of our common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other conditions; or

•	we are or have been a “United States real property holding corporation,” as defined in the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-United States Holder’s holding period in the share of our common stock and either our common stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or the Non-United States Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our common stock at any time during the five-year period ending on the date of disposition.

We believe we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future.

If a Non-United States Holder is engaged in a trade or business in the United States and gain recognized by the Non-United States Holder on a sale or other disposition of our common stock is effectively connected with the conduct of such trade or business, the Non-United States Holder generally will be subject to regular United States income tax as if the Non-United States Holder were a United States person, subject to an applicable income tax treaty providing otherwise. Additionally, a Non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30% (or, if applicable, a lower income tax treaty rate). Non-United States Holders whose gain from dispositions of our common stock may be effectively connected with the conduct of a trade or business in the United States are urged to consult their tax advisors with respect to the U.S. tax consequences of the purchase, ownership and disposition of our common stock.

An individual who is subject to U.S. federal income tax because such individual was present in the United States for 183 days or more in the taxable year of the taxable disposition of our common stock will be subject to a flat 30% tax on the gain derived from such disposition, which may be offset by U.S. source capital loss. If a Non-United States Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any gain described in the second bullet above will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to tax if such gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each Non-United States Holder certain information including the Non-United States Holder’s name, address and taxpayer identification number, the aggregate amount of distributions on our common stock paid to that Non-United States Holder during the calendar year and the amount of tax withheld, if any. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty or other agreement.

Backup withholding is imposed on dividends and certain other types of payments to certain United States persons (currently at a rate of 28%). In general, backup withholding will not apply to payments of dividends on common stock or proceeds from the sale of common stock payable to a Non-United States Holder if the certification described above under “Distributions on Common Stock” is duly provided by such Non-United States Holder or the Non-United States Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that the Non-United States Holder is a United States person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to distributions even if an exemption from backup withholding is established.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder will be allowed as a refund or a credit against such Non-United States Holder’s United States federal income tax liability, provided that the requisite procedures are followed.

Non-United States Holders are urged to consult their tax advisors regarding their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

Additional Withholding and Information Reporting Requirements

A 30% United States federal withholding tax may apply to (i) any dividends, and (ii) the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in Section 1471 of the Code and applicable Treasury Regulations), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. The terms of an intergovernmental agreement entered into by the United States and another applicable jurisdiction may modify the above requirements (including the time when withholding may be required). You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

Prospective investors should consult their tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD NOT CONSIDER THE CONTENTS OF THIS SUMMARY AS LEGAL OR TAX ADVICE.

UNDERWRITING

We have entered into an underwriting agreement with FBR Capital Markets & Co., as representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
FBR Capital Markets & Co.	975,000
William Blair & Company, L.L.C.	300,000
Canaccord Genuity Inc.	225,000

Total	1,500,000

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares. The underwriting agreement also provides that if an underwriter defaults, the representative will have the right within three days after such default to make alternative arrangements for one or more non-defaulting underwriters, or any other underwriter, to purchase all, but not less than all, of the commitments of the defaulting underwriter. If the representative is unable to complete such arrangements within such three day period, the representative may terminate the offering if the commitment of the defaulting underwriter exceeds 10% of the aggregate commitment of the underwriters, otherwise the purchase commitments of the non-defaulting underwriters will be proportionately increased. If a new underwriter is substituted for a defaulting underwriter, the non-defaulting underwriters will have the right to postpone the closing for a period of up to five business days in order that any necessary changes in this registration statement and prospectus and other documents may be effected.

The representative of the underwriters has advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $1.32 per share for the common stock. After the completion of the offering, the underwriters may change the offering price and other selling terms. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

		Total
	Per Share	Without Over- Allotment	With Over- Allotment
Underwriting discount paid by us	$2.20	$3,300,000	$3,795,000
Proceeds, before expenses, to us	$37.80	$56,700,000	$65,205,000

Shares of our common stock are listed on the Nasdaq Capital Market under the symbol “PDVW.” We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $406,000. We have agreed to reimburse the underwriters up to $50,000 for certain offering-related expenses incurred by them and the legal fees and disbursements of their counsel.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 225,000 additional shares of common stock from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount.

Lock-Up Agreements

Our executive officers and directors have agreed to a 90-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 90 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative, subject to certain exceptions, including (i) pursuant to the exercise and issuance of options, (ii) as a bona fide gift, (iii) to any trust for the benefit of such persons or their families, (iv) as a distribution to stockholders, partners or members of such persons, (v) any transfer required under any benefit plans, (vi) as required by participants in our stock incentive plan for tax purposes, (vii) as collateral for any loan, or (viii) with respect to sales of securities acquired in the open market after the closing of this offering; provided that, where applicable, the recipients of the shares agree to be bound by the restrictions included in the lock-up agreements.

The 90-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, the underwriting agreement provides that we will not, for a period of 90 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the representative of the underwriters.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Non-U.S. Legends

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

(A)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Relationships

Certain of the underwriters and their affiliates have provided in the past to us and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We have granted FBR Capital Markets & Co. a right of first refusal to participate in certain transactions entered into or contemplated by us, including the right of first refusal to act as the lead underwriter and sole book runner in connection with any public offering, or as the sole placement agent in any private offering, of equity, equity-linked or debt securities or other capital markets financing in which we elect to retain an investment banker, for a period of 18 months from the completion of our June 2014 private placement, i.e., until December 10, 2015.

In addition, FBR Capital Markets & Co. purchased 12,600 shares of our common stock at the purchase price of $25.00 per share as part of our January 2015 private placement.

LEGAL MATTERS

The validity of our common stock and certain legal matters will be passed upon for us by DLA Piper LLP (US), San Diego, California. As of the date of this prospectus, Jeffrey C. Thacker, partner at DLA Piper LLP (US), beneficially owns an aggregate of 50,800 shares of our common stock representing approximately 0.04% of our outstanding shares of common stock. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP.

EXPERTS

PKF O’Connor Davies, a division of O’Connor Davies, LLP, independent registered public accounting firm, has audited our financial statements for each of the two year periods ended March 31, 2013 and 2014, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on PKF O’Connor Davies’ report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by us in this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the Securities and Exchange Commission. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.pdvwireless.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

Pacific DataVision, Inc.

Balance Sheets

	March 31, 2014	December 31, 2014
		(Unaudited)
ASSETS
Current Assets
Cash	$45,679	$122,729,111
Accounts Receivable, net of allowance for doubtful accounts of $12,619 and $37,248	369,408	424,883
Prepaid Expenses	22,046	663,521

Total Current Assets	437,133	123,817,515
Furniture, fixture and equipment, net	99,548	1,723,764
Intangible Assets	—	100,298,444
Capitalized patent costs, net	259,627	236,206
Other assets	6,883	16,583

Total Assets	$803,191	$226,092,512

LIABILITIES AND STOCKHOLDERS EQUITY/(DEFICIENCY)
Current Liabilities
Accounts Payable and accrued expenses	$254,981	$2,660,889
Accounts Payable – officers	117,961	17,506
Deferred Revenue	—	719,986

Total Current Liabilities	372,942	3,398,381
Noncurrent Liabilities
Deferred Revenue	—	6,576,222
Accrued Interest expense – affiliated entities	870,247	—
Deferred Compensation	361,610	—
Notes payable – affiliated entities	3,405,808	—

Total Liabilities	5,010,607	9,974,603

Stockholders’ Equity/(Deficiency)
Preferred Stock, no par value, 8% non-cumulative dividend, 40,000,000 shares authorized, 748,722 shares outstanding at March 31, 2014 and par value, $0.0001 per share, 10,000,000 shares authorized and no shares outstanding at December 31, 2014	20,525,999	—
Common Stock, no par value, 85,000,000 shares authorized, 126,759 shares issued and outstanding at March 31, 2014 and par value, $0.0001 per share, 100,000,000 shares authorized and 12,473,024 shares issued and outstanding at December 31, 2014	12	1,247
Additional Paid-in Capital	2,209,584	252,192,288
Accumulated deficit	(26,943,011)	(36,075,626)

Total Stockholders’ Equity/(Deficiency)	(4,207,416)	216,117,909

Total Liabilities & Stockholders’ Equity/(Deficiency)	$803,191	$226,092,512

See notes to financial statements

Pacific DataVision, Inc.

Statements of Operations

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2013	2014	2013	2014
Operating Revenues
Service Revenue	$929,515	$653,437	$2,631,174	$2,143,707
Spectrum Lease Revenue	—	182,186	—	212,551

Total Operating Revenue	$929,515	$835,623	$2,631,174	$2,356,258
Cost of Revenue
Service	294,942	283,043	823,347	790,687

Gross Profit	634,573	552,580	1,807,827	1,565,571

Operating Expenses
General and administrative	234,312	3,336,996	671,176	8,230,664
Sales and Support	346,560	478,246	1,063,546	1,167,609
Product development	223,230	242,823	697,458	679,577
Depreciation and amortization	15,118	25,306	45,352	54,526

Total Operating Expenses	819,220	4,083,371	2,477,532	10,132,376

Loss from Operations	(184,647)	(3,530,791)	(669,705)	(8,566,805)
Interest expense – affiliated entities	(86,103)	—	(236,831)	(570,737)
Interest income	—	4,927	—	4,927

Net Loss	$(270,750)	$(3,525,864)	$(906,536)	$(9,132,615)

Net loss per common share basic and diluted—corrected(1)	$(2.14)	$(0.28)	$(7.15)	$(1.00)
Weighted-average common shares used to compute basic and diluted net loss per share—corrected(1)	126,759	12,473,024	126,759	9,103,629

(1)	Three and nine months ended December 31, 2013 and nine months ended December 31, 2014 corrected.

See notes to financial statements

Pacific DataVision, Inc.

Statement of Stockholders’ Equity/ (Deficiency)

(Unaudited)

	Number of Shares
	Common Stock	Preferred Stock Series AA	Common Stock	Preferred Stock Series AA	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2014	4,199,094	24,794,963	$1,182,962	$20,525,999	$1,026,634	$(26,943,011)	$(4,207,416)
Effects of reverse stock split	(4,072,335)	(24,046,241)	(1,182,950)	—	1,182,950	—	—

Sub Total	126,759	748,722	12	20,525,999	2,209,584	(26,943,011)	(4,207,416)
Conversion of Preferred Stock Series AA to Common Shares	748,722	(748,722)	75	(20,525,999)	20,525,924	—	—
Effects of exchange of 661,581 warrants to common shares	29,809	—	3	—	(3)	—	—
Effects of exchange of Convertible notes to common shares	77,734	—	8	—	1,554,672	—	1,554,680
Effects of exchange of Notes Payable to common shares	65,000	—	6	—	1,299,994	—	1,300,000
Common shares issued for Intangible asset	500,000	—	50	—	9,999,950	—	10,000,000
Motorola Investment	—	—	—	—	10,000,000	—	10,000,000
Issuance of stock, net of closing costs	10,925,000	—	1,093	—	201,921,365	—	201,922,458
Share-based compensation expense	—	—	—	—	4,680,802	—	4,680,802
Net loss	—	—	—	—	—	(9,132,615)	(9,132,615)

Balance at December 31, 2014	12,473,024	—	$1,247	$—	$252,192,288	$(36,075,626)	$216,117,909

See notes to financial statements

Pacific DataVision, Inc.

Statements of Cash Flows

(Unaudited)

	Nine months ended December 31,
	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(906,536)	$(9,132,615)
Adjustments to reconcile net loss to net cash provided (used) by operating activities
Depreciation and amortization	45,352	54,526
Non-cash compensation expense attributable to stock awards	59,292	4,680,802
Changes in Operating Assets and Liabilities
Accounts receivable	(170,235)	(55,475)
Prepaid expenses and other assets	(12,192)	(651,176)
Accounts payable and accrued expenses	14,299	2,405,908
Accounts payable – officers	15,620	(100,455)
Accrued interest expense	236,922	(332,524)
Deferred compensation	18,255	(361,610)
Deferred revenue	—	7,296,208

Net Cash flows provided (used) by Operating Activities	(699,223)	3,803,589

CASH FLOWS FROM INVESTING ACTIVITIES
Payment of deposit	—	(13,500,000)
Purchases of intangible assets	—	(76,798,444)
Purchases of equipment	(31,403)	(1,646,611)
Payments for patent costs	(28,905)	(8,709)

Net Cash used by Investing Activities	(60,308)	(91,953,764)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	593,401	45,000
Net proceeds from Section 144A Offering	—	201,922,458
Payment of Notes Payable	—	(1,133,851)
Proceeds from Motorola Investment	—	10,000,000

Net Cash provided from Financing Activities	593,401	210,833,607

Net Change in Cash	(166,130)	122,683,432
CASH
Beginning of the period	194,938	45,679

End of the period	$28,808	$122,729,111

See notes to financial statements

Pacific DataVision, Inc.

Notes to Financial Statements

December 31, 2014

(Unaudited)

1.	Nature of Operations

The company was originally incorporated in California in 1997, and reincorporated in Delaware in 2014. The company is engaged in the development and sale of wireless communications applications, including at times the sale and installation of equipment used to run these applications. The company’s applications are primarily marketed to the end users of the wireless communications carriers under licensing agreements with the company. The company also sells certain applications directly to end users. The company maintains offices in Woodland Park, New Jersey, Reston, Virginia and San Diego, California.

The company has acquired nationwide licenses to spectrum in the 900MHz band and operating equipment from Sprint Corporation pursuant to the Sprint APA (as defined below) (the “Spectrum Assets”) and is developing a dedicated dispatch network to offer push to talk (“PTT”) service in major markets throughout the United States.

On September 15, 2014, the company completed an acquisition from Sprint Corporation of (i) FCC licenses sufficient to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. The company is now focused on deploying a dedicated, wide-area, two-way radio network. Over time, the company intends to deploy the network in 20 major metropolitan areas throughout the United States, with the first markets to be located in the South and Northeast regions, with additional markets to be located in the Midwest, Southwest and West Coast regions, and to focus on serving dispatch-centric, small and medium-sized businesses. For this targeted set of customers, the company intends to offer its DispatchPlus communication solution. DispatchPlus will combine Motorola Solutions Inc.’s and its subsidiaries’ (collectively, “Motorola”) state-of-the-art digital radio technology with pdvConnect. Built with the commercial dispatch user in mind, the Motorola Digital Technology architecture will allow the company to provide a highly reliable, instant and wide-area PTT communication solution. Also developed for dispatch-centric businesses, pdvConnect is an easy to use and efficient workforce management solution that enables businesses to locate and communicate with field workers and improve documentation of work events and job status.

The company has historically funded operations through the issuance of debt and equity instruments. The company had access to a line of credit of up to $3.0 million with a related party (see Note 6) which it subsequently repaid and terminated in September 2014.

During the nine months ended December 31, 2014, the Company:

Entered into an Asset Purchase Agreement with certain wholly-owned subsidiaries of Sprint Corporation (the “Sprint APA”) to purchase the nationwide Spectrum Assets for a total of $100.0 million, with $90.0 million paid in cash from the proceeds of the private placement the company completed in June 2014 (the “June 2014 Private Placement”) (see below) and $10.0 million paid in 500,000 shares of common stock (at a price equal to $20.00 per share).

Completed the June 2014 Private Placement, on June 10, 2014, in which the company sold 10,925,000 shares of common stock at a purchase price of $20.00 per share. The net proceeds from the June 2014 Private Placement after deducting expenses including professional fees and the payment of initial placement fees, were approximately $202 million. Approximately 96% of the net proceeds, or approximately $196 million (net of any initial purchaser’s /placement agent’s discount and placement fees), were held in trust until the closing of the Sprint APA. In September 2014, a portion of the proceeds from the sale of common stock was used to:

•	Pay the outstanding working capital line for $1,470,000 and $351,073 in accrued interest with 65,000 shares of common stock and $521,073 in cash;

•	Pay the promissory note of $540,000 and $272,842 in accrued interest in cash;

•	Pay the outstanding Series AA convertible promissory notes owed to certain employees for $423,852 and $283,856 in accrued interest in cash;

•	Pay $367,695 owed to certain employees for deferred compensation in cash; and

•	Convert the Redeemable Notes (as defined in Note 6 below) of $1,016,956 into 77,734 shares of common stock based on 140% of the outstanding principal and accrued interest.

Closed agreements with Motorola on September 15, 2014, under which Motorola invested $10.0 million to purchase 500,000 Class B Units of the company’s subsidiary, PDV Spectrum Holding Company, LLC (at a price equal to $20.00 per unit) and leased some of the Spectrum Assets for a prepaid price of $7.5 million.

Issued 1,146,457 stock options to purchase the company’s common stock and 83,804 restricted units of the company’s common stock.

In connection with the June 2014 Private Placement, the company completed a number of actions, including:

•	The reincorporation of the company from California to Delaware;

•	The conversion of all outstanding shares of the company’s Series AA Preferred Stock into 748,722 shares of the company’s common stock, the exchange of 661,581 outstanding warrants to purchase shares of Series AA Preferred Stock into 29,809 shares of common stock, and the conversion of the remaining options and warrants to purchase shares of the company’s Series AA Preferred Stock into options or warrants to purchase shares of common stock and the conversion of restricted stock units for shares of its Series AA Preferred Stock into restricted stock units for shares of common stock;

•	The amendment of outstanding Redeemable Notes, in the aggregate principal of $1,016,956, to provide that the Redeemable Notes would automatically be converted at the closing of the Sprint APA into that number of shares of common stock equal to the sum of 140% of the principal plus the outstanding interest on such Redeemable Notes through the conversion divided by $20.00 per share;

•	A 33.11451201-for-1 reverse stock split of all outstanding common stock, which was effected immediately prior to the completion of the June 2014 Private Placement. All share and per share data reported and disclosed in the accompanying financial statements have been retroactively adjusted to give effect to the reverse stock split.

•	Entered into an agreement with Motorola on May 12, 2014, under which Motorola agreed to provide the company with their digital radio technology and handsets that it intends to deploy as part of the nationwide network.

•	An increase in the authorized shares of common stock to 100,000,000 shares and preferred stock to 10,000,000 shares, and a change in the par value of the company’s common stock from no par value to $0.0001 per share. The preferred stock has first priority on liquidation preference over the common stock.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

The accompanying financial statements as of December 31, 2014 and for the three and nine month periods ended December 31, 2014 and 2013 are unaudited. These unaudited financial statements have been prepared in accordance with US GAAP for interim financial information and are presented in accordance with the requirements of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all the information and footnotes required by US GAAP for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended December 31, 2014 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2015. The unaudited financial statements should be read in conjunction with the audited financial statements as of and for the year ended March 31, 2014 and footnotes thereto included in the company’s final prospectus dated and filed with the SEC on January 26, 2015, as supplemented by the prospectus supplement filed February 2, 2015 and the prospectus supplement filed April 27, 2015 with the SEC.

The balance sheet as of March 31, 2014 contained herein has been derived from the audited financial statements as of March 31, 2014 and the stockholders’ (deficiency) equity section has been retroactively restated for the stock split discussed in Note 1.

Correction of Basic and Diluted Net Loss Per Common Share

The company has determined that corrections are required to its previously reported basic and diluted net loss per common share for the three and nine month periods ended December 31, 2013 and the nine month period ended December 31, 2014 due to an error in the computation of the weighted average shares of common stock outstanding for these periods. Basic and diluted net loss per common share is calculated by dividing net loss for the period by the basic and diluted weighted average number of common shares outstanding during that period. Specifically, in the periods reflected below, in calculating the weighted average shares of common stock outstanding, management incorrectly considered the effect of two corporate actions the company completed in connection with its June 2014 Private Placement, including: (i) the conversion of all outstanding shares of preferred stock into common stock and (ii) the exchange of outstanding warrants to purchase preferred stock for shares of common stock (the “Corporate Actions”), as if such events occurred at the beginning of each of these reporting periods, instead of only considering the effect of these Corporate Actions after their effective date in June 2014.

A summary of the impact of the correction of the errors on the net loss per common share, basic and diluted, is as follows:

	Three Months Ended December 31, 2013	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
Net loss per common share, basic and diluted—originally reported	$(0.30)	$(1.00)	$(0.98)
Difference in net loss per common share, basic and diluted	(1.84)	(6.15)	(0.02)
Net loss per common share, basic and diluted—corrected	$(2.14)	$(7.15)	$(1.00)

Reconciliation of net loss per common share, basic and diluted	Three Months Ended December 31, 2013	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
Numerator
Net loss	$(270,750)	$(906,536)	$(9,132,615)
Denominator
Weighted average shares, basic and diluted—originally reported:	904,611	904,611	9,301,800
Redeemable convertible preferred stock and warrants (incorrectly included)	(777,852)	(777,852)	(198,171)

Weight average shares, basic and diluted—corrected (1)	126,759	126,759	9,103,629

Net loss per share, basic and diluted—corrected	$(2.14)	$(7.15)	$(1.00)

(1)	Since the numerator used to calculate diluted net loss per common share was a net loss for the period presented, the dilutive effects of stock options, warrants and redeemable convertible preferred stock were not included since the effect was anti-dilutive

The corrections have no impact on the company’s net loss reported in the statements of operations,

balance sheets, or the statements of cash flows for the above mentioned periods.

Furniture, Fixture and Equipment

Furniture, fixture and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The carrying amount at the balance sheet date of long-lived assets under construction include construction costs to date on capital projects that have not been completed and assets being constructed that are not ready to be placed into service. These costs will be transferred to furniture, fixture and equipment when substantially all of the activities necessary to prepare the assets for their intended use are completed. Depreciation commences upon capitalization.

Intangible Assets

Intangible assets are wireless licenses that will be used to provide the exclusive right to utilize designated radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). License renewals have occurred routinely and at nominal cost. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the company’s wireless licenses. As a result, the wireless licenses are treated as an indefinite-lived intangible asset and the company will evaluate the useful life determination for wireless licenses each year to determine whether events and circumstances continue to support an indefinite useful life.

Patent Costs

Costs to acquire a patent on certain aspects of the company’s technology have been capitalized. These amounts are amortized, subject to periodic evaluation for impairment, over statutory lives following award of the patent. Accumulated amortization amounted to $335,435 at December 31, 2014 and $303,305 at March 31, 2014, respectively. Amortization expense was $10,710 and $11,250 for the three months ended December 31, 2014 and 2013, respectively. For the nine months ended December 31, 2014 and 2013, amortization expense was $32,130 and $33,750, respectively. The amortization expense is estimated to aggregate $40,000 per year over the next five year period.

Allowance for Uncollectible Receivables

An allowance for uncollectible receivables is estimated based on a combination of write-off history, aging analysis and any specific known troubled accounts. At December 31, 2014 and March 31, 2014, management provided an allowance of $37,248 and $12,619, respectively, for certain slow paying accounts.

Revenue Recognition

The company recognizes revenue in the period in which the services are provided and when collectability of the revenue is reasonably assured. In accordance with the guidance provided in Accounting Standards Codification (“ASC”) Topic 605-45-45, Revenue Recognition – Principal Agent Considerations, the company has determined that it is the primary obligor with respect to the service revenue derived from sales of the company’s software applications through its domestic carrier partners. As a result, revenue is recorded at the gross amount billed to end-user customers for sales to the domestic carrier partners. The company recognizes revenue for its international carrier on the net amount billed since it has determined that it is not the primary obligor. During the first quarter of fiscal 2016, the agreement with the international carrier will end and, except for any payments due to the company, neither party has any further obligations under the agreement. The company also sells certain applications directly to end-users through its direct sales force, which are billed and collected directly by the company. In September 2014, Motorola made an upfront, fully-paid leasing fee of $7.5 million in order to lease a portion of the FCC licenses. The payment of the fee was accounted for as Deferred Revenue as of December 31, 2014. The company recognizes leasing revenue in accordance with ASC Topic 840, Leases. The fee is amortized using the straight-line method over the lease term of approximately ten years which represents the time frame in which the benefits of the leased property are expected to be depleted.

Cost of Revenue

The company’s cost of revenue includes the portion of service revenue retained by its domestic carrier partners pursuant to its agreements with these parties, which may include network services, connectivity, SMS service and special equipment expenses, sales, marketing, billing and other ancillary services. The company also includes the costs associated with the operation of its cloud-based solutions and dispatch network.

Product Development Costs

The company charges all product and development costs to expense as incurred. Types of expense incurred in product and development include employee compensation, consulting, travel, facility costs and equipment and technology costs.

Stock Compensation

The company accounts for stock options in accordance with US GAAP, which requires the measurement and recognition of compensation expense, based on the estimated fair value of awards granted to employees and directors. The company estimates the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the company’s statements of operations over the requisite service periods.

To calculate option-based compensation, the company uses the Black-Scholes option-pricing model. The company’s determination of fair value of option-based awards on the date of grant using Black-Scholes model is affected by assumptions regarding a number of subjective variables.

No tax benefits were attributed to the share-based compensation expense because a full valuation allowance was maintained for all net deferred tax assets.

Income Taxes

The company follows the liability method of accounting for income taxes. Under this method, taxes consist of taxes currently payable plus those deferred due to temporary differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities using tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Accounting for Uncertainty in Income Taxes

The company recognizes the effect of tax positions only when they are more likely than not to be sustained. Management has determined that the company had no uncertain tax positions that would require financial statement recognition or disclosure. The company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2012.

Long-Lived Asset Impairment

The company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Asset groups are determined at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets and liabilities. When the carrying amount of a long-lived asset group is not recoverable and exceeds its fair value, an impairment loss is recognized equal to the excess of the asset group’s carrying value over the estimated fair value.

Fair Value of Financial Instruments

Financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and notes payable – affiliated entities are carried at cost, which management believes approximates fair value because of the short term maturity of these instruments.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for interim and annual periods beginning on or after December 15, 2016. The company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements.

Net Loss Per Share of Common Stock

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. For purposes of the diluted net loss per share calculation, preferred stock, convertible notes payable-affiliated entities, stock options and warrants are considered to be potentially dilutive securities. Because the company has reported a net loss for the three and nine months ended December 31, 2014 and 2013, diluted net loss per common share is the same as basic net loss per common share for those periods.

Common stock equivalents resulting from potentially dilutive securities approximated 1,800,000 and 1,600,000 at December 31, 2014 and 2013, respectively, and have not been included in the dilutive weighted average shares outstanding, as their effects are anti-dilutive.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were issued.

3.	Furniture, Fixture and Equipment

Furniture, fixture and equipment consist of the following at December 31, 2014 and March 31, 2014:

	Estimated useful life	December 31, 2014	March 31, 2014
Computer equipment	5-7 years	$784,998	$725,984
Furniture and fixture	5 years	188,146	183,725

		973,144	909,709
Less accumulated depreciation		813,911	810,161

		159,233	99,548
Construction in process		1,564,531	—

Furniture, fixture and equipment, net		$1,723,764	$99,548

Construction in process are the expenditures related to the costs to establish the company’s dedicated network in certain metropolitan areas. These expenses are estimated to range from $30 and $50 million over the next 24 months.

4.	Accounts Payable

Accounts payable-officers represents unreimbursed expenses including travel and entertainment expense incurred by the company’s officers. At December 31, 2014 and March 31, 2014, the accounts payable to officers amounted to $17,506 and $117,961, respectively.

5.	Deferred Compensation Plan

The company had a non-qualified deferred compensation plan created by the management to defer part of their compensation. In September 2014, the company paid the balance of $367,695 and the plan was discontinued.

6.	Notes Payable – Affiliated Entities

The company had a $3,000,000 working capital line of credit with a related party which earned interest at 10% per annum. In September 2014, the company repaid the outstanding note balance of $1,470,000.

The company had a promissory note to a related party in the amount of $540,000 that earned interest at 10% per annum. In September 2014, the company repaid $540,000 which was the outstanding amount of the note.

The company had outstanding Series AA convertible promissory notes issued to certain employees. The notes earned interest of 10% per annum. In September 2014, the company repaid $423,852 representing the outstanding amount of these notes together with $283,856 in accrued interest.

The company issued redeemable convertible promissory notes (the “Redeemable Notes”) with contingently issuable detachable warrants in the amount of $475,491 and $541,465 during the fiscal years ended March 31, 2014 and 2013, respectively. The notes earned interest at 10% per annum. In connection with the June 2014 Private Placement (see Note 1), the Redeemable Notes were amended to provide that the Redeemable Notes would automatically be converted into that number of shares of common stock equal to the sum of 140% of the outstanding principal on the Redeemable Notes plus outstanding interest divided by $20.00 per share upon the closing of the Sprint APA. The company accreted approximately $400,000 representing the 40% premium to the principal balance from the amendment date through the closing of the Sprint APA.

In September 2014, the company converted the $1,016,956 outstanding principal and $238,856 interest on the Redeemable Notes into 77,734 shares of common stock.

For the nine months ended December 31, 2014 and 2013, total interest expense on all notes payable was $570,737 and $236,831, respectively, of which $477,325 and $225,662 were derived from related parties. All previously accrued interest expense was paid in September 2014.

7.	Income Taxes

The company had federal and state net operating loss carryforwards of approximately $23 million at March 31, 2014 expiring in varying amounts from 2021 and through 2034.

The company has deferred tax assets of approximately $8.5 million relating to these net operating loss carryforwards and deferred compensation plans at March 31, 2014 and 2013. Federal net operating loss carryforwards are subject to limitations as a result of the change in ownership (see Note 1). State net operating loss carryforwards are subject to limitations which differ from federal law in that they may not allow the carryback of net operating losses, and have shorter carryforward periods. Due to the uncertainty with respect to the realization of these deferred tax assets the company recorded a valuation allowance for the entire amount. The difference between the tax benefit at the statutory rate and the effective tax rate is attributable to a full valuation allowance placed upon the deferred tax asset.

8.	Stock Purchases Rights, Stock Options and Warrants

The company established the Pacific DataVision 2014 Stock Plan (the “2014 Stock Plan”) to attract, retain and reward individuals who contribute to the growth and profitability of the company. This Stock Plan superseded previous stock plans although under such previous plans, 74,134 stock options were vested and outstanding as of December 31, 2014.

The company’s Board of Directors authorized and reserved 1,200,000 shares of common stock for issuance under its 2014 Stock Plan. The number of shares reserved for issuance under the 2014 Stock Plan automatically increased on January 1, 2015 and will continue to automatically increase each subsequent anniversary through January 1, 2024 by an amount equal to the smaller of 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or a lesser amount determined by the Board of Directors. On January 1, 2015, 623,651 shares of common stock were added to the 2014 Stock Plan and are available for future issuance.

From May 14, 2014 through December 31, 2014, the company awarded certain employees and contractors of the company 1,146,457 options to purchase shares of common stock with an exercise price of $20.00 per share. The shares have a ten year contractual life and 25% will vest on the first anniversary of grant, and the remainder will vest in three equal annual installments. Shares granted to employees are subject to vesting, future settlement conditions and other such terms as determined by the Board of Directors.

In connection with the June 2014 Private Placement, the company converted all outstanding shares of the company’s Series AA Preferred Stock into 748,722 shares of its common stock, exchanged 661,581 outstanding warrants to purchase shares of Series AA Preferred Stock into 29,809 shares of common stock, and converted the remaining options and warrants to purchase shares of the Series AA Preferred Stock into options or warrants to purchase shares of the common stock, and converted restricted stock units for shares of the company’s Series AA Preferred Stock into restricted stock units for shares of common stock.

Restricted Stock Units

Under the 2010 Stock Plan, the company issued 82,054 restricted stock units and under the 2014 Stock Plan, the company issued 1,750 restricted stock units, for shares of the company’s common stock, during the nine months ended December 31, 2014, to certain employees and contractors of the company. The company recognizes compensation expense for restricted stock units over the explicit vesting period. Vested restricted stock units are settled and issuable upon the earlier of the date the employee ceases to be an employee of the company or a date certain in the future. Stock compensation expense related to the 83,804 shares issued in the nine months ended December 31, 2014 was $1,676,080. At December 31, 2014, 128,001 restricted stock units were vested.

Stock Options

A summary of Stock Option activity for the nine months ended December 31, 2014 is as follows:

	Options	Weighted Average Exercise Price
Options outstanding at March 31, 2014	56,634	$19.38
Granted	1,146,457	20.00

Options outstanding at December 31, 2014	1,203,091	$19.96

Additional information regarding stock Options outstanding at December 31, 2014 is as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Shares Exercisable
$13.25	49,505	5.96	$13.25	48,781	$13.25
20.00	1,145,250	9.57	20.00	17,500	20.00
49.67	6,467	1.76	49.67	6,467	49.67
72.85	1,869	0.61	72.85	1,869	72.85

	1,203,091	9.33	$19.96	74,617	$19.48

The Black-Scholes option model requires weighted average assumptions to be used for calculation of the company’s stock compensation expense. The assumptions used during the three and nine months ended December 31, 2014 were: the expected life of the awards was 5 years, the risk-free interest rate was 1.66%, the expected volatility was 47.0%, and the expected dividend yield was 0.0%. There was no forfeiture rate used for the calculation.

Stock compensation expense of $1,404,202 and $4,680,802 for the three and nine months ended December 31, 2014, respectively ($19,764 and $59,292 for the three and nine months ended December 31, 2013, respectively) represents $1,676,080 in expense related to the restricted stock units issued in the nine months ended December 31, 2014 and the amortization of the fair value of options issued since fiscal year

2009. Stock compensation expense is included as part of general and administrative expense in the accompanying statement of operations. As of December 31, 2014, there was approximately $6.8 million of unrecognized compensation cost related to non-vested share options granted under the company’s stock option plans. The cost is expected to be recognized over a weighted-average period of 3.4 years. The intrinsic value of the options outstanding and exercisable at December 31, 2014 was approximately $330,000 and $305,000, respectively.

Warrants

A summary of Warrant activity is as follows:

	Warrants	Weighted Average Exercise Price
Warrants outstanding at March 31, 2014	686,417	$30.80
Warrants converted into 29,809 shares of common stock	(661,581)
Expired	(18,797)	165.57

Warrants outstanding at December 31, 2014	6,039	$82.79

Additional information regarding Warrants outstanding at December 31, 2014 is as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price
$82.79	6,039	1.42	$82.79

The outstanding warrants are immediately exercisable into 6,039 shares of common stock at December 31, 2014 and expire in June 2016.

Motorola Investment

On September 15, 2014, Motorola invested $10.0 million to purchase 500,000 Class B Units of the company’s subsidiary, PDV Spectrum Holding Company, LLC (at a price equal to $20.00 per unit). The company owns 100% of the Class A Units in this subsidiary. Motorola has the right at any time to convert its 500,000 Class B Units into 500,000 shares of the company’s common stock. The company also has the right to force Motorola’s conversion into shares of its common stock on the occurrence of certain corporate events or at its election after September 15, 2016. Motorola is not entitled to any assets, profits or distributions from the operations of the subsidiary. In addition, Motorola’s conversion ratio from Class B Units to shares of the Company’s common stock is fixed on a one-for-one basis, and is not dependent on the performance or valuation of either the company or the subsidiary. The Class B Units have no redemption or call provisions and can only be converted into shares of the company’s common stock. Management has determined that this investment does not meet the criteria for temporary equity or non-controlling interest due to the limited rights that Motorola has as a holder of Class B Units, and accordingly has presented this investment as part of its permanent equity within Additional Paid-in Capital in the accompanying financial statements.

9.	Supplemental Disclosure of Cash Flow Information

The company paid in cash $907,771 in interest and $0 in taxes during the nine months ended December 31, 2014. The company did not make any payments for interest nor taxes in the nine months ended December 31, 2013.

During the nine months ended December 31, 2014, the company entered into the following non-cash investing and financing activities:

•	In connection with the Sprint APA, 500,000 shares of common stock valued at $10.0 million was issued as part of the Spectrum Asset purchase.

•	Repaid the working capital line of $1,300,000 in exchange for 65,000 shares of common stock.

•	Converted $1,016,956 in principal and $537,924 of accrued interest for the outstanding Redeemable Notes into 77,734 shares of common stock.

During the nine months ended December 31, 2013, the company satisfied an accounts payable liability with $9,000 in preferred stock.

10.	Commitments

Leasing Obligations

The company is obligated under certain lease agreements for office space. These leases expire on October 31, 2015, June 30, 2019, and May 31, 2020. Rent expense amounted to $21,790 and $28,962 for the three months ended December 31, 2014 and 2013, respectively. The rent expense for the nine months ended December 31, 2014 and 2013 was $83,087 and $85,600, respectively.

In November 2014, the company entered into an agreement for new office space for the corporate headquarters. The lease is effective December 1, 2014 and expires May 31, 2020. In December 2014, the company extended the lease for its California office to June 30, 2019.

In February 2015, the company entered into two leases for tower space for the new DispatchPlus business. These leases expire on February 28, 2020.

The straight-line method is used to recognize minimum rent expense under leases which provide for varying rents over their term. The effect of applying the straight-line basis resulted in a decrease in rental expense of $9,644 and $3,628 for the three months ended December 31, 2014 and 2013, respectively. For the nine months ended December 31, 2014 and 2013, the decrease in rental expense was $18,188 and $24,987, respectively. At December 31, 2014, accumulated deferred rent payable amounted to $18,023 and is included as part of accounts payable and accrued expenses in the accompanying December 31, 2014 balance sheet.

Aggregate rentals, under non-cancelable leases for office and tower space (exclusive of real estate taxes, utilities, maintenance and other costs borne by the company) for the remaining terms of the leases are as follows:

Period Ending March 31,
2015 (3 months)	$65,398
2016	322,261
2017	352,868
2018	368,294
2019	391,449
After 2019	315,709

Total	$1,815,979

11.	Concentrations of Credit Risk

Financial instruments which potentially expose the company to concentrations of credit risk, consist primarily of cash and trade accounts receivable.

The company places its cash and temporary cash investments with financial institutions for which credit loss is not anticipated.

The company sells its product and extends credit predominately to two third-party carriers. The company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk, historical trends, and other information.

12.	Business Concentrations

For each of the three and nine months ended December 31, 2014, the company had three carriers that accounted for approximately 53%, 28%, and 3% of revenue, respectively. For the three months ended December 31, 2013, the three carriers accounted for approximately 39%, 38% and 5% and for the nine months ended December 31, 2013, the three carriers accounted for approximately 50%, 26% and 6% of revenue. Revenues from domestic and international sales for each of the three and nine months ended December 31, 2014 were 97% and 3%, respectively, and for the three months and nine months ended December 31, 2013, such revenues were 95% and 5% and 94% and 6%, respectively.

As of December 31, 2014 and March 31, 2014, the company had three carriers that accounted for 61%, 22% and 2% and 43%, 33% and 6% of accounts receivable, respectively.

13.	Subsequent Events

Effectiveness of Registration Statement and Listing on The Nasdaq Capital Market

On January 26, 2015, the SEC declared effective the company’s registration statement on Form S-1 relating to the resale of 11,925,000 shares of common stock held by the selling stockholders (including 500,000 shares of common stock issuable upon the conversion of the Class B Units of the company’s subsidiary, PDV Spectrum Holding Company, LLC issued to Motorola). The company will receive no proceeds from any sales by the selling stockholders. On February 3, 2015, shares of the company’s common stock were listed for trading on the Nasdaq Capital Market under the symbol “PDVW”.

January 2015 Private Placement

On January 26, 2015, the company completed a private placement with a secondary closing on January 30, 2015. The company sold 57,270 shares of common stock at a purchase price of $25.00 per share to certain accredited investors in reliance on exemptions from registration under the Securities Act. The net proceeds from the January 2015 private placement were approximately $1,380,000. The purpose of this private placement was to secure additional round lot stockholders to enable the company to satisfy the initial listing standards of the Nasdaq Capital Market. The company intends to use the net proceeds for general corporate purposes, including working capital.

Stock Options Granted in January 2015 and February 2015

On January 29, 2015, under the 2014 Stock Plan, the company awarded certain employees and contractors of the company 240,000 options to purchase shares of common stock with an exercise price of $25.00 per share. The shares have a ten year contractual life. 100,000 of the options vested immediately and, of the remaining 140,000 options, 25% will vest on the first anniversary of grant, and the remainder will vest in three equal annual installments. Shares granted to individuals are subject to vesting, future settlement conditions and other such terms as determined by the Board of Directors.

On February 11, 2015, under the 2014 Stock Plan, the company awarded certain employees of the company 4,000 options to purchase shares of common stock with an exercise price of $46.23 per share. The shares have a ten year contractual life, 25% will vest on the first anniversary of the grant, and the remainder will vest in three equal annual installments. Shares granted to individuals are subject to vesting, future settlement conditions and other such terms as determined by the Board of Directors.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Pacific DataVision, Inc.

We have audited the accompanying balance sheets of Pacific DataVision, Inc. as of March 31, 2014 and 2013, and the related statements of operations, stockholders’ deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific DataVision, Inc. as of March 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2(e), the accompanying financial statements have been restated for the years ended March 31, 2014 and 2013 to correct a misstatement relating to the accounting for the method used by the Company to record certain revenues.

/s/ PKF O’Connor Davies

a division of O’Connor Davies, LLP

New York, New York

August 7, 2014, except as

to Note 2(e), which is as of November 20, 2014

Pacific DataVision, Inc.

Balance Sheets

	March 31
	2013	2014
ASSETS
Current assets
Cash	$194,938	$45,679
Accounts receivable	289,003	369,408
Prepaid expenses	21,481	22,046

Total current assets	505,422	437,133
Furniture, fixture and equipment, net	82,615	99,548
Capitalized patent costs, net	267,001	259,627
Other assets	7,124	6,883

	$862,162	$803,191

LIABILITIES AND STOCKHOLDERS DEFICIENCY
Current liabilities
Accounts payable and accrued expenses	$261,637	$254,981
Accounts payable – officers	101,691	117,961

Total current liabilities	363,328	372,942
Noncurrent liabilities
Accrued interest expense – affiliated entities	544,899	870,247
Deferred compensation	337,270	361,610
Notes payable – affiliated entities	2,700,317	3,405,808

Total liabilities	3,945,814	5,010,607

Stockholders’ deficiency
Preferred stock, no par value, 40,000,000 shares authorized, 748,043 shares issued and outstanding at March 31, 2013 and 748,722 shares issued and outstanding at March 31, 2014	20,516,999	20,525,999
Common stock, no par value, 85,000,000 shares authorized, 126,759 shares issued and outstanding at March 31, 2013 and 2014	1,182,962	1,182,962
Additional paid-in capital	947,577	1,026,634
Accumulated deficit	(25,731,190)	(26,943,011)

Total stockholders’ deficiency	(3,083,652)	(4,207,416)

	$862,162	$803,191

See notes to financial statements

Pacific DataVision, Inc.

Statements of Operations

	Year ended March 31
	2013	2014
	(As restated)	(As restated)
Operating Revenue
Service Revenue	$2,760,095	$3,539,595
Cost of Revenue
Service	825,834	1,124,121

Gross Profit	1,934,261	2,415,474

Operating Expenses
General and administrative	850,756	846,579
Sales and Support	1,247,505	1,382,024
Product development	715,918	934,818
Stock compensation expense	82,438	79,057
Depreciation and amortization	52,726	59,469

Total Operating Expenses	2,949,343	3,301,947

Loss from Operations	(1,015,082)	(886,473)
Other income	—	—
Interest expense – affiliated entities	(224,836)	(325,348)

Net Loss	$(1,239,918)	$(1,211,821)

Net loss per common share basic and diluted	$(9.78)	$(9.56)
Weighted-average common shares used to compute basic and diluted net loss per share	126,759	126,759

See notes to financial statements

Pacific DataVision, Inc.

Statements of Stockholders’ Deficiency

	Number of Shares		Amounts
	(1) Common	(2) Preferred Stock Series AA	Series AA Preferred Stock	Common Stock	Additional Paid- in Capital	Accumulated Deficit	Total
Balance at March 31, 2012	126,759	747,477	$20,509,499	$1,182,962	$865,139	$(24,491,272)	$(1,933,672)
Issuance of stock	—	566	7,500	—	—	—	7,500
Share-based compensation expense	—	—	—	—	82,438	—	82,438
Net loss	—	—	—	—	—	(1,239,918)	(1,239,918)

Balance at March 31, 2013	126,759	748,043	20,516,999	1,182,962	947,577	(25,731,190)	(3,083,652)
Issuance of stock	—	679	9,000	—	—	—	9,000
Share-based compensation expense	—	—	—	—	79,057	—	79,057
Net loss	—	—	—	—	—	(1,211,821)	(1,211,821)

Balance at March 31, 2014	126,759	748,722	$20,525,999	$1,182,962	$1,026,634	$(26,943,011)	$(4,207,416)

(1)	85,000,000 shares authorized, no par value per share.
(2)	Series AA Preferred Stock has 40,000,000 shares authorized with no par value, an 8% non-cumulative dividend and has first priority on liquidation preference over the common stock. The Preferred Stock is convertible into Common Stock on a one for one basis at the option of the holder, or at the option of the company under certain conditions, as defined. At March 31, 2014, the preferred stock is convertible into approximately 749,000 shares of common stock (see note 12).

See notes to financial statements.

Pacific DataVision, Inc.

Statement of Cash Flows

	Year Ended March 31
	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,239,918)	$(1,211,821)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	52,726	59,469
Non-cash compensation expense attributable to stock awards	82,438	79,057
Changes in operating assets and liabilities
Accounts receivable	(39,927)	(80,405)
Prepaid expenses and other assets	(1,076)	(324)
Accounts payable and accrued expenses	88,948	2,344
Accounts payable – officers	10,498	16,270
Accrued interest expense – affiliated entities	224,836	325,348
Deferred compensation	81,302	24,340

Net cash from operating activities	(740,173)	(785,722)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment	(16,923)	(33,572)
Payments for patents costs	(53,567)	(35,456)

Net cash from investing activities	(70,490)	(69,028)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable – affiliated entities	976,466	705,491

Net change in cash	165,803	(149,259)
CASH
Beginning of year	29,135	194,938

End of year	$194,938	$45,679

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Taxes paid	$3,564	$3,710

Non-cash financing activities
Accounts payable settled with preferred stock	$7,500	$9,000

See notes to financial statements

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

1.	Nature of Operations

The company was incorporated in California in 1997. The company is engaged in the development and sale of wireless communications applications, including at times the sale and installation of equipment used to run these applications. The company’s applications are primarily marketed by wireless communications carriers to their subscribers under licensing agreements with the company. The company also sells certain applications direct to end-users. The company maintains offices in Woodland Park, New Jersey and San Diego, California.

As shown in the accompanying financial statements, the company has incurred losses of approximately $1.2 million in each of fiscal years 2014 and 2013 and has a stockholders’ deficiency of approximately $4.2 million at March 31, 2014. In addition, the company has historically funded operations through the issuance of debt and equity instruments. The company has access to a line of credit of up to $3.0 million with a related party (see note 6). As of March 31, 2014, such line of credit has $1.575 million available for use by the company. In addition, the company has recently raised funds through the sale of additional common stock (see note 12). A portion of the proceeds from the sale of common stock are expected to be used to satisfy the company’s noncurrent liabilities.

2.	Summary of Significant Accounting Policies

a.	Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

b.	Furniture, Fixture and Equipment

Furniture, fixture and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

c.	Patent Costs

Costs to acquire a patent on certain aspects of the company’s technology have been capitalized. These amounts are amortized, subject to periodic evaluation for impairment, over statutory lives following award of the patent. Accumulated amortization amounted to $303,305 at March 31, 2014 and $260,475 at March 31, 2013. Amortization expense was $42,830 in 2014 and $37,510 in 2013 and is estimated to aggregate $40,000 per year over the next five-year period.

d.	Allowance for Uncollectible Receivables

An allowance for uncollectible receivables is estimated based on a combination of write-off history, aging analysis and any specific known troubled accounts. At March 31, 2014, management provided an allowance of $12,619 for certain slow paying accounts.

e.	Revenue Recognition

The company recognizes revenue in the period in which the services are provided and when collectability of the revenue is reasonably assured. In accordance with the guidance provided in ASC Topic 605-45-45, Revenue

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

2.	Summary of Significant Accounting Policies (continued)

Recognition – Principal Agent Considerations, the company has determined that it is the primary obligor with respect to the service revenue derived from sales of its software applications through the domestic carrier partners. As a result, the company records revenue at the gross amount billed to end-user customers for sales through the domestic carrier partners. When the end-user is billed by our carrier partners, the estimated gross amount billed is recorded as service revenue. For the company’s international carrier, it records revenue on a net basis since it has determined that it is not the primary obligor. The company also sells certain applications directly to end-users through its direct sales force, which are billed and collected directly by the company.

The company has historically presented revenue from its international operations on a gross basis. However, during the preparation of the company’s interim financial statements for the nine months ended December 31, 2014, management determined that it would be more appropriate to present such revenue on a net basis. Below is summary of the revenue and gross profit from the Company’s operations:

	As originally presented		As restated
	Year ended March 31,		Year ended March 31,
	2013	2014	2013	2014
Revenue	$3,426,966	$4,001,117	$2,760,095	$3,539,595
Cost of Revenue	1,492,705	1,585,643	825,834	1,124,121

Gross Profit	$1,934,261	$2,415,474	$1,934,261	$2,415,474

The decision to present revenue from international operations on a net basis did not have an effect on the Company’s assets, liabilities, stockholders’ equity, gross profit, net income (loss) or cash flows.

f.	Cost of Revenue

The company’s cost of revenue includes the portion of service revenue charged by its domestic carrier partners to the company pursuant to its agreements with these parties, which may include network services, connectivity, SMS service and special equipment expenses, sales, marketing, billing and other ancillary services. The company also includes the costs associated with the operation of its cloud-based solutions.

g.	Product Development Costs

The company charges all product and development costs to expense as incurred. Types of expense incurred in product and development include employee compensation, consulting, travel, facility costs and equipment and technology costs.

h.	Stock Compensation

The company accounts for stock options in accordance with US GAAP, which requires the measurement and recognition of compensation expense, based on the estimated fair value of awards.

granted to employees and directors, which requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the company’s statements of operations over the requisite service periods.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

2.	Summary of Significant Accounting Policies (continued)

To calculate option-based compensation, the company used a Black-Scholes option-pricing model. The company’s determination of fair value of option-based awards on the date of grant using the Black-Scholes model is affected by assumptions regarding a number of subjective variables.

No tax benefits were attributed to the share-based compensation expense because a full valuation allowance was maintained for all net deferred tax assets.

i.	Income Taxes

The company follows the liability method of accounting for income taxes. Under this method, taxes consist of taxes currently payable plus those deferred due to temporary differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities using tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

j.	Accounting for Uncertainty in Income Taxes

The company recognizes the effect of tax positions only when they are more likely than not to be sustained. Management has determined that the company had no uncertain tax positions that would require financial statement recognition or disclosure. The company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2011.

k.	Fair Value of Financial Instruments

Financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and notes payable – affiliated entities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

l.	Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for interim and annual periods beginning on or after December 15, 2016. The company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements.

m.	Net Loss Per Share of Common Stock

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. For purposes of the diluted net loss per share calculation, preferred stock convertible notes payable-affiliated entities, stock options and warrants are considered to be potentially dilutive securities. Because the company has reported a net loss for the years ended March 31, 2013 and 2014, diluted net loss per common share is the same as basic net loss per common share for those periods.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

2.	Summary of Significant Accounting Policies (continued)

Common stock equivalents resulting from potentially dilutive securities approximated 1,630,000 and 1,589,000 at March 31, 2014 and 2013, respectively, and have not been included in the dilutive weighted average shares outstanding, as their effects are anti-dilutive.

n.	Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were issued. (See note 12)

3.	Furniture, Fixture and Equipment

Furniture, fixture and equipment consist of the following at March 31:

	Estimated useful life	2013	2014
Computer equipment	5-7 years	$696,696	$725,984
Furniture and fixture	5 years	179,441	183,725

		876,137	909,709
Less accumulated depreciation		793,522	810,161

		$82,615	$99,548

4.	Accounts Payable

Accounts payable-officers represents unreimbursed expenses including travel and entertainment expense incurred by the company’s officers. At March 31, 2014 and 2013, the accounts payable to officers amounted to $117,961 and $101,691, respectively.

5.	Deferred Compensation Plan

The company has a non-qualified deferred compensation plan created by the management to defer part of their compensation. At March 31, 2014 and 2013, the outstanding balance of this deferred compensation plan was $361,610 and $337,270, respectively, which is payable out of available funds held by the company.

6.	Notes Payable – Affiliated Entities

The company has a $3 million working capital line of credit with a related party of which $1,425,000 has been drawdown as of March 31, 2014 ($1,195,000 at March 31, 2013). The line of credit expires on June 30, 2015 and all borrowings bear interest at 10% per annum. Commencing not later than September 30, 2015, the company shall repay to the Lender $50,000 per quarter of principal plus interest earned for the quarter then ended until the entire principal shall have been repaid.

The company has a promissory note to a related party in the amount of $540,000. The borrowing bears interest at 10% per annum. At June 30, 2015, the entire balance of principal and accrued interest shall be due and payable on the demand of the holder.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

6.	Notes Payable – Affiliated Entities (continued)

The company has outstanding Series AA Convertible promissory notes to certain employees. The notes bear interest of 10% per annum. Upon the election of the holder, principal and accrued interest due may convert into shares of the company’s Series AA Preferred Stock. The number of shares of Series AA Preferred Stock shall be equal to the quotient obtained by dividing the entire outstanding principal amount and accrued interest by $13.25. The outstanding balance of these convertible promissory notes was $423,852 at March 31, 2014 and 2013. The notes mature on June 30, 2015. In the event that the notes have not converted into the company’s equity and the company achieves EBITDA in an amount equal to or greater than $5,000 for any quarter, within 30 days following such quarter, the company agrees to use up to 20% of the EBITDA amount to pay the outstanding and unpaid principal and accrued interest to the note holders.

The company issued redeemable convertible promissory notes (the “Redeemable Notes”) with contingently issuable detachable warrants in the amount of $475,491 and $541,465 during 2014 and 2013. The notes bear interest at 10% per annum. The principal amount plus any accrued interest is payable on June 30, 2015. In connection with a private placement (see Note 12), the Redeemable Notes were amended in May 2014 to provide that the Redeemable Notes will automatically be converted into that number of shares of our common stock equal to the sum of 140% of the outstanding principal on the Redeemable Notes plus outstanding interest divided by $20.00 per share upon the closing of the Sprint APA (See Note 12). If the company does not successfully complete the Sprint APA, the outstanding principal and interest on the convertible notes will remain outstanding, and we will be required to issue the holders of the convertible notes warrants to purchase an aggregate of 153,551 shares of our common stock at an exercise price of $13.25 per share. The company will begin to accrete the principal balance from the amendment date through the expected closing of the Sprint APA.

At March 31, 2014, of the total $1,016,956 in Redeemable Notes payable, $796,865 were due to related parties, while of the $541,465 total notes payable at March 31, 2013, $481,465 were due to related parties.

Total interest expense on all notes payable amounted to $325,348 and $224,836 for the years ended March 31, 2014 and 2013, respectively, of which $308,675 and $223,836 were derived from related parties. Accrued interest expense at March 31, 2014 and 2013 amounted to $870,247 and $544,899, respectively, of which $852,574 and $543,899 were due to related parties at March 31, 2014 and 2013, respectively.

7.	Income Taxes

The company had Federal and State net operating loss carryforwards of approximately $23 million at March 31, 2014 and 2013 expiring in varying amounts from 2021 and through 2034.

The company has deferred tax assets of approximately $8.5 million relating to its net operating loss carryforwards and deferred compensation plans at March 31, 2014 and 2013. Federal net operating loss carryforwards are subject to limitations as a result of the change in ownership as disclosed in Note 12. State net operating loss carryforwards are subject to limitations which differ from Federal law in that they may not allow the carryback of net operating losses, and have shorter carryforward periods. Due to the uncertainty with respect to the realization of these deferred tax assets, the company recorded a valuation allowance for the entire amount. The difference between the tax benefit at the statutory rate and the effective tax rate is attributable to a full valuation allowance placed upon the deferred tax asset.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

8.	Stock Purchases Rights, Stock Options and Warrants

The company established the Pacific DataVision 2010 Stock Plan (“Stock Plan”) to attract, retain and reward individuals who contribute to the growth and profitability of the company. This Stock Plan superseded previous stock plans, although under such previous plans 8,336 stock options were vested and outstanding as of March 31, 2014.

Under the Stock Plan, the board of directors of the company has authorized the issuance of up to 116,748 shares of Series AA Preferred Stock and 21,148 shares of Common Stock. The board of directors authorizes the terms and conditions of each grant, and such grant may be in the form of options and restricted stock awards and units. Options are granted at or above fair market value at the time of the grant. As of March 31, 2014 and 2013, there were 21,682 shares of Series AA Preferred Stock and 21,148 shares of Common Stock available for issuance under this Stock Plan. Shares granted to employees are subject to vesting, future settlement conditions and other such terms as determined by the board of directors.

Restricted Stock Units

44,197 shares of Series AA Preferred Stock in the form of restricted stock units have been granted under the Stock Plan and were vested as of March 31, 2014. The company recognizes compensation expense for restricted stock units over the explicit vesting period. Vested restricted stock units are settled and issuable upon the earlier of the date the employee ceases to be an employee of the company or a date certain in the future. During fiscal 2013, the company granted 301 shares of restricted stock units to one employee which vested at grant. Stock compensation expense related to the 301 shares issued in fiscal 2013 was not material. There were no restricted stock units issued during fiscal 2014.

Stock Options

A summary of Stock Option activity for 2014 and 2013 is as follows:

	Options	Weighted Average Exercise Price
Options outstanding at March 31, 2012	57,041	$19.71
Issued, cancelled or expired	—

Options outstanding at March 31, 2013	57,041	19.71
Cancelled or expired	(407)	66.23

Options outstanding at March 31, 2014	56,634	$19.38

Additional information regarding Options outstanding at March 31, 2014 is as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Shares Exercisable
$13.25	48,298	6.68	$13.25	39,151	$13.25
49.67	6,467	2.51	49.67	6,467	49.67
72.85	1,869	1.36	72.85	1,869	72.85

	56,634	6.04	$19.38	47,487	$20.56

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

8.	Stock Purchases Rights, Stock Options and Warrants (continued)

Stock compensation expense of $79,057 and $82,438 and 2014 and 2013, respectively, represents the amortization of the fair value of options issued between fiscal year 2009 and 2011. As of March 31, 2014, there was $79,057 of unrecognized compensation cost related to non-vested stock options granted under the Stock Plan. The cost is expected to be recognized over a weighted-average period of one year. The intrinsic value of the options outstanding and exercisable at March 31, 2014 and 2013 amounted to $326,012 and $264,269, respectively.

Warrants

A summary of Warrant activity is as follows:

	Warrants	Weighted Average Exercise Price
Warrants outstanding at March 31, 2012	695,477	$31.47
Issued, cancelled or expired	(4,530)

Warrants outstanding at March 31, 2013	690,947	31.14
Issued, cancelled or expired	(4,530)

Warrants outstanding at March 31, 2014	686,417	$30.80

The warrants outstanding at March 31, 2014 do not include 153,551 shares of contingently issuable warrants to purchase preferred stock at $13.25 per share as described in Note 6.

Additional information regarding Warrants outstanding at March 31, 2014 is as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price
$26.49	661,581	1.75	$26.49
82.79	6,039	2.17	82.79
165.57	18,797	0.35	165.57

	686,417	1.71	$30.80

The exercise price of the 661,581 warrants above escalates up to $29.80 per share through the expiration date.

The outstanding warrants that are immediately exercisable into common or preferred stock amounted to 686,417 and 690,947 shares at March 31, 2014 and 2013, respectively, and expire on various dates through January 2016.

9.	Commitments

Leasing Obligations

The company is obligated under certain lease agreements for office space. The leases expire on February 28, 2015 and November 1, 2016. Rent expense amounted to $113,920 and $111,557 for the years ended March 31, 2014 and 2013.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

9.	Commitments (continued)

The straight-line method is used to recognize minimum rental expense under leases which provide for varying rents over their term. The effect of applying the straight-line basis resulted in a decrease in rental expense of $17,088 in fiscal year 2014 and an increase of $37,015 in fiscal year 2013. At March 31, 2014, accumulated deferred rent payable amounted to $43,372 and is included as part of accounts payable and accrued expenses in the accompanying March 31, 2014 balance sheet.

Aggregate rental expenses, under non-cancelable leases for office and plant space (exclusive of real estate taxes, utilities, maintenance and other costs borne by the company) for the remaining terms of the company’s leases are as follows:

Year Ending March 31,
2015	$126,764
2016	65,935
2017	35,715

Total	$228,414

Employee Agreements

The company entered into an employment agreement with its President and Chief Executive Officer in August 2004, which was amended in 2012 and 2014. The terms of his employment agreement provides for him to receive a base salary per year of $350,000, effective, July 1, 2014, which may be increased as determined by its board of directors, and which is being increased as set forth above. The term of the employment agreement expired after two years from the effective date, and automatically renews for a one-year period each year thereafter, unless the company provides him advanced notice of nonrenewal.

If his employment is terminated by the company without cause, he is entitled to receive a lump sum severance payment equal to 12 months of his base salary. If he terminates his employment for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary payable in 12 equal monthly payments. However, upon a termination without cause or for good reason, he will only be entitled to: (i) 6 months of his base salary if he is in his final year of his employment period which has not been renewed or (ii) the base salary then in effect through the date of termination (but no less than 2 months base salary for a termination without cause) if he is past the final year of his employment period which has not been renewed.

The company entered into an employment agreement with its Chief Technical Officer in July 2004, which was amended in 2012 and 2014. The terms of his employment agreement provide for him to receive a base salary per year of $250,000, effective July 1, 2014, but which may be increased as determined by its board of directors, and which is being increased as set forth above. The term of the employment agreement expired after two years from the effective date, and automatically renews for a one year period each year thereafter, unless the company provides him advanced notice of nonrenewal.

If his employment is terminated by the company without cause, he is entitled to receive a lump sum severance payment equal to 12 months of this base salary. If he terminates his employment for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary payable in 12 equal monthly payments. However, upon a termination without cause or for good reason, he will only be entitled (i) to 6 months of his base

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

9.	Commitments (continued)

salary if he is in his final year of his employment period which has not been renewed or (ii) the base salary then in effect through the date of termination (but no less than 2 months base salary for a termination without cause) if he is past the final year of his employment period which has not been renewed.

10.	Concentrations of Credit Risk

Financial instruments which potentially expose the company to concentrations of credit risk, consist primarily of cash and trade accounts receivable.

The company places its cash and temporary cash investments with financial institutions for which credit loss is not anticipated.

The company sells its product and extends credit predominately to two customers. The company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk, historical trends, and other information.

11.	Major Customers and Geographic Areas

For the year ended March 31, 2014, the company had three carriers that accounted for 47%, 31% and 6% of revenues and 43%, 33% and 6% of accounts receivable, respectively.

For the year ended March 31, 2013, the company had two carriers that accounted for 70% and 10% of revenues and 65% and 16% of accounts receivable, respectively.

For the year ended March 31, 2014, approximately 94% and 6% of the company’s revenues were from domestic and international operations respectively, with 100% of the company’s revenues coming from one customer in Mexico.

For the year ended March 31, 2013, approximately 90% and 10% of the company’s revenues were from domestic and international operations respectively, with 100% of the company’s revenues coming from one customer in Mexico.

12.	Subsequent Events

The company has implemented a strategic plan to expand its business to become an operator of two-way radio systems. In pursuant of that objective, subsequent to March 31, 2014, the company has:

Entered into an Asset Purchase Agreement with wholly-owned subsidiaries of Sprint Corporation (Sprint APA) to purchase nationwide spectrum assets for a total of $100 million, with $90 million to be paid in cash from the proceeds of the private placement (see below) and $10 million paid in 500,000 shares of our common stock (at a price equal to $20.00 per share). A deposit to Sprint of $13,500,000 was made on June 11, 2014 and all appropriate transfer applications have been filed with the Federal Communications Commission (FCC). The deposit is fully refundable if the Sprint APA does not close.

Completed a private placement, on June 10, 2014, in which we sold 10,925,000 shares of common stock at a purchase price of $20.00 per share. The net proceeds from the private placement after deducting the company’s expenses and the payment of initial placement fees, were approximately $202,003,000. $195,665,400 of the net proceeds is being held in trust until the closing of the Sprint APA. The net proceeds held in trust are to be paid back to the investors of the private offering if the Sprint APA does not close.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

12.	Subsequent Events (continued)

In connection with the private placement, we completed a number of actions, including:

•	The reincorporation of our company from California to Delaware, which was effective on May 30, 2014;

•	The conversion of all outstanding shares of our Series AA Preferred Stock into 748,722 shares of the company’s common stock, the exchange of 661,581 outstanding warrants to purchase shares of Series AA Preferred Stock into 29,809 shares of the company’s common stock, and the conversion of the company’s remaining options and warrants to purchase shares of our Series AA Preferred Stock into options or warrants to purchase shares of the company’s common stock and the conversion of restricted stock units for shares of the company’s Series AA Preferred Stock into restricted stock units for shares of the company’s common stock;

•	The amendment of outstanding redeemable notes, in the aggregate principal of $1,016,956, to provide that the Redeemable Notes will automatically be converted into that number of shares of the company’s common stock equal to the sum of 140% of the principal plus the outstanding interest on such redeemable notes through the conversion divided by $20.00 per share, contingent upon the Sprint APA closing;

•	A 33.11451201-for-1 reverse stock split of all the company’s outstanding stock, which was effected immediately prior to the completion of the private placement. All share and per share data reported and disclosed in the accompanying financial statements have been retroactively adjusted to give effect for the reverse stock split.

Entered into an agreement with Motorola on May 15, 2014, under which Motorola agreed to provide the company with their state-of-the-art Motorola Digital Technology that the company intends to deploy as part of its nationwide network. Additionally, the company entered into a letter of intent with Motorola under which it has indicated its intent to invest up to $10 million in a newly formed company subsidiary and to lease some of the Spectrum Assets the company is buying in the Sprint APA.

In addition, the company issued the following equity awards:

•	2014 Stock Plan: The company’s Board of Directors and stockholders adopted a 2014 Stock plan on May 12, 2014, authorizing and reserving 1,200,000 shares of the company’s common stock for issuance.

•	Restricted Stock Units: On May 12, 2014, the company issued 82,054 restricted stock units for shares of its common stock to certain employees and contractors of the company.

•	Options: From May 14, 2014 through June 30, 2014, the company awarded certain employees and contractors of the company 965,750 options to purchase shares of common stock with an exercise price of $20.00 per share.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

12.	Subsequent Events (continued)

The following table represents the pro-forma capitalization (unaudited) of the company assuming the private placement and the Sprint APA deposit occurred on March 31, 2014:

	As Reported	Pro-Forma (Unaudited)
Cash and cash equivalents	$45,679	$7,212,140

Restricted cash	—	182,165,400

Long-term deposit	—	13,500,000

Stockholders’ equity (deficiency)
Common stock	1,182,962	1,183
Preferred stock	20,525,999	—
Additional paid-in capital	1,026,634	225,566,273
Accumulated deficit	(26,943,011)	(26,943,011)

Total stockholders’ equity (deficiency)	$(4,207,416)	$198,624,445

1,500,000 Shares

PACIFIC DATAVISION, INC.

Common Stock

Prospectus

May 12, 2015

Sole Book-Running Manager

FBR

Co-Managers

William Blair	Canaccord Genuity